 Exhibit 99.1

NOTICES OF SPECIAL MEETINGS

and

JOINT MANAGEMENT INFORMATION CIRCULAR

of

Equinox Gold Corp. and Leagold Mining Corporation

for the

SPECIAL MEETINGS OF SECURITYHOLDERS

to be held January 28, 2020

in connection with a proposed

PLAN OF ARRANGEMENT

involving

Equinox Gold Corp.,

Leagold Mining Corporation AND THE

SECURITYHOLDERS OF Leagold Mining Corporation

December 20, 2019

TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. No securities regulatory authority in Canada, the United States or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. Leagold Securityholders that require further assistance may contact Leagold’s proxy solicitation agent, Laurel Hill Advisory Group, by: (i) telephone, toll-free for Leagold Securityholders in North America at 1-877-452-7184, or collect call for Leagold Securityholders outside of North America at 416-304-0211; or (ii) e-mail to assistance@laurelhill.com. Equinox Shareholders that require further assistance may contact Equinox Gold by: (i) telephone, at 604-558-0560 or North America toll-free at 1-833-379-4653; or (ii) e-mail to info@equinoxgold.com.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

LETTER FROM THE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

December 20, 2019

Dear fellow shareholders,

We invite you to a special meeting of Equinox Gold shareholders to be held on January 28, 2020, to vote on the proposed at-market merger with Leagold Mining. The combined entity will continue as Equinox Gold with Ross Beaty as Chairman, Neil Woodyer as CEO and Christian Milau as EVP Corporate leading the corporate team in Vancouver, Canada.

Equinox Gold and Leagold are a natural fit. Both are young, dynamic companies with veteran management teams and the shared vision of producing one million ounces of gold per year. The combined scale and diversification will immediately establish Equinox Gold as one of the world’s top gold producers, with the distinction of being one of the few gold companies of scale operating entirely in the Americas.
With six operating mines in mining-friendly jurisdictions, Equinox Gold will generate significant revenue and cash flow today while offering near-term growth from two development projects and two expansion projects. The combined company will also have one of the largest gold reserves in its peer group, offering significant leverage to the gold price in what we firmly believe is a rising gold market.

Equinox Gold and Leagold have consistently delivered on their growth objectives, earning the support of strategic shareholders and lenders. The concurrent US$670 million financing arranged with the transaction establishes a financial foundation that fully funds internal growth plans while providing the flexibility to consider additional strategic opportunities. We believe the combined company will offer even more opportunities for existing and new investors, with increased liquidity and a much stronger capital markets profile.

This at-market transaction is a true merger of equals. That we were able to achieve a no- premium merger is a testament to the leadership teams of both companies, who recognized the benefits and synergies of the combination and were aligned by their commitment to create long-term value for shareholders.

Equinox Gold shareholders are being asked to vote FOR the Equinox Gold Arrangement Resolution. Your vote is important. You can vote by proxy on the Internet, by phone, by fax or by mail. You can also vote in person at the meeting. The enclosed Circular provides important details about the transaction. Please read it carefully. Completion of the transaction is subject to several conditions including the approvals of Equinox Gold shareholders, Leagold shareholders and optionholders, the Toronto Stock Exchange and the NYSE American Stock Exchange, and other regulatory approvals.

All of Equinox Gold’s directors and senior executives have formally committed to support this transaction by voting all of their shares in favour. In addition, Equinox Gold has received voting support agreements from key shareholders resulting in aggregate “lock-up” support representing 21% of Equinox Gold’s shares. Leagold has received lock-up support from 42% of its shareholders. If the transaction is completed, Equinox Gold shareholders will hold approximately 55% of the issued and outstanding common shares of the combined company (on a non-diluted basis). The transaction will not affect the number of shares held, or the number or exercise terms of warrants held, for Equinox Gold securityholders.

“This merger will create one of the world’s largest gold companies operating entirely in the Americas. In addition to having strong financial and operating metrics, our large scale will provide improved liquidity, greater asset and country diversification and a lower risk profile for all shareholders. This is the kind of gold company investors want today and I’m very pleased we are combining forces to achieve it.” – Ross Beaty, Chairman

“Combining these companies creates a leading growth focused gold company and accelerates our shared vision of becoming a million-ounce gold producer. As both a shareholder and executive, I believe the scale and diversification of the combined company will create significant value for all shareholders, demonstrating the value of industry consolidation that investors have been asking for. Having worked closely with Neil before to build a mid-tier gold producer, I am pleased to be part of the combined management team for the long term.” – Christian Milau, CEO and Director

We believe this is a transformative transaction that will add significant value for both companies and their stakeholders. We are creating a company that will operate for generations, offering good jobs and growth opportunities to its employees and contractors, bringing tangible benefits to local communities and building significant value for shareholders.

On behalf of the Equinox Gold Board of Directors, we thank you for your continued support as we work to create a premier gold company and hope you share our enthusiasm for the future of Equinox Gold.

Sincerely,

Ross Beaty	Christian Milau
Chairman of the Board	Chief Executive Officer and Director

NOTICE OF SPECIAL MEETING OF
THE SHAREHOLDERS OF Equinox Gold Corp.

NOTICE IS HEREBY GIVEN that the special meeting (the “Equinox Gold Meeting”) of the holders (the “Equinox Gold Shareholders”) of common shares (the “Equinox Gold Common Shares”) of Equinox Gold Corp. (“Equinox Gold”) will be held at the offices of Blake, Cassels & Graydon LLP, located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, on January 28, 2020 at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Equinox Gold Shareholder Resolution”) to approve the issuance of Equinox Gold Common Shares in connection with a plan of arrangement pursuant to section 288 of the Business Corporations Act (British Columbia) involving Equinox Gold, Leagold Mining Corporation and the securityholders of Leagold Mining Corporation, pursuant to the requirements of the Toronto Stock Exchange and the NYSE American Stock Exchange. The full text of the Equinox Gold Shareholder Resolution is set forth in Appendix A to the accompanying joint management information circular dated December 20, 2019 (the “Circular”);
2.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Private Placement Resolution”) to approve the issuance of Equinox Gold Common Shares to Ross Beaty pursuant to a private placement required in connection with the Arrangement, excluding the votes attached to Equinox Gold Common Shares owned or controlled by Ross Beaty, pursuant to the requirements of the Toronto Stock Exchange and the NYSE American Stock Exchange. The full text of the Private Placement Resolution is set forth in Appendix A to the Circular; and
3.	to transact such further and other business as may properly be brought before the Equinox Gold Meeting or any adjournment or postponement thereof.

The Circular includes more detailed information relating to the matters to be considered at the Equinox Gold Meeting.

The record date for determining the Equinox Gold Shareholders entitled to receive notice of and vote at the Equinox Gold Meeting is the close of business on December 18, 2019.

An Equinox Gold Shareholder may attend the Equinox Gold Meeting in person or may be represented at the Equinox Gold Meeting by proxy. Registered Equinox Gold Shareholders who are unable to attend the Equinox Gold Meeting, or an adjournment thereof, in person are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the accompanying Circular.

Forms of proxy must be returned to Computershare Investor Services Inc. (“Computershare”), Equinox Gold’s transfer agent, prior to 10:00 a.m. (Vancouver time) at least two days (excluding Saturdays, Sundays and holidays) before the Equinox Gold Meeting or any adjournment or postponement of the Equinox Gold Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Equinox Gold Meeting at his or her discretion, without notice.

If you are a non-registered holder of Equinox Gold Common Shares and a non-objecting beneficial owner, and receive a voting instruction form from Computershare, please complete and return the voting instruction form provided to you in accordance with the instructions provided with the voting instruction form and in the accompanying Circular. If you are a beneficial Equinox Gold Shareholder and an objecting beneficial owner and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Equinox Gold Shareholders who are planning to return the form of proxy or a voting instruction form are encouraged to review the accompanying Circular carefully before submitting the form of proxy or voting instruction form.

Your vote is very important, regardless of the number of shares that you own. Whether or not you expect to attend the Equinox Gold Meeting in person, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Equinox Gold Meeting.

THE EQUINOX GOLD BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EQUINOX GOLD SHAREHOLDERS VOTE FOR THE EQUINOX GOLD SHAREHOLDER RESOLUTION AND PRIVATE PLACEMENT RESOLUTION.

DATED at Vancouver, British Columbia, this 20th day of December, 2019.

By Order of the Board of Directors

(signed) “Ross Beaty”

Ross Beaty
Chairman

NOTICE OF SPECIAL MEETING OF
THE SECURITYHOLDERS OF Leagold Mining Corporation

NOTICE IS HEREBY GIVEN that the special meeting (the “Leagold Meeting”) of the holders (the “Leagold Shareholders”) of common shares (the “Leagold Common Shares”) of Leagold Mining Corporation (“Leagold”) and the holders (the “Leagold Optionholders” and, together with the Leagold Shareholders, the “Leagold Securityholders”) of options to purchase Leagold Common Shares issued pursuant to the stock option plan of Leagold (the “Leagold Options”) will be held at the offices of Fasken Martineau DuMoulin LLP, located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia on January 28, 2020 at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Leagold Arrangement Resolution”) to approve a plan of arrangement (the “Plan of Arrangement”) pursuant to section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Equinox Gold Corp., Leagold and Leagold Securityholders. The full text of the Leagold Arrangement Resolution is set forth in Appendix B to the accompanying joint information circular (the “Circular”); and
2.	to transact such further and other business as may properly be brought before the Leagold Meeting or any adjournment or postponement thereof.

The Circular includes more detailed information relating to the matters to be considered at the Leagold Meeting.

The record date for determining the Leagold Securityholders entitled to receive notice of and vote at the Leagold Meeting is the close of business on December 18, 2019.

A Leagold Shareholder or Leagold Optionholder may attend the Leagold Meeting in person or may be represented at the Leagold Meeting by proxy. Registered Leagold Shareholders or Leagold Optionholders who are unable to attend the Leagold Meeting, or an adjournment thereof, in person are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Forms of proxy must be returned to Computershare Investor Services Inc. (“Computershare”), Leagold’s transfer agent, prior to 10:00 a.m. (Vancouver time) at least two days (excluding Saturdays, Sundays and holidays) before the Leagold Meeting or any adjournment or postponement of the Leagold Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Leagold Meeting at his or her discretion, without notice.

If you are a non-registered holder of Leagold Common Shares and a non-objecting beneficial owner, and receive a voting instruction form from Computershare, please complete and return the voting instruction form provided to you in accordance with the instructions provided with the voting instruction form and in the Circular. If you are a beneficial Leagold Shareholder and an objecting beneficial owner and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Leagold Shareholders or Leagold Optionholders who are planning to return the form of proxy or a voting instruction form are encouraged to review the Circular carefully before submitting the form of proxy or voting instruction form.

Pursuant to the interim order made by the Supreme Court of British Columbia (the “Court”) pursuant to section 291 of the BCBCA (the “Interim Order”), the BCBCA and the Plan of Arrangement, each registered Leagold Shareholder will be granted the right to dissent in respect of the Leagold Arrangement Resolution. To exercise such dissent right: (a) a written notice of dissent to the Leagold Arrangement Resolution must be received by Leagold c/o Fasken Martineau DuMoulin LLP, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3 (Attention: Georald Ingborg) by 5:00 p.m. (Vancouver time) on January 24, 2020, or two business days prior to any adjournment of the Leagold Meeting; (b) the Leagold Shareholder must not have voted in favour of the Leagold Arrangement Resolution; and (c) the Leagold Shareholder must have otherwise complied with the provisions of sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order, the final order made by the Court approving the arrangement (the “Final Order”) and the Plan of Arrangement. The right to dissent is described in the Circular and the texts of the Interim Order, sections 237 to 247 of the BCBCA and the Plan of Arrangement are set forth in Appendices I, L and C, respectively, to the Circular.

Persons who are beneficial holders of Leagold Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent in respect of the Leagold Arrangement Resolution should be aware that only registered Leagold Shareholders are entitled to dissent. Accordingly, a beneficial Leagold Shareholder desiring to exercise this right of dissent must make arrangements for the shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Leagold Arrangement Resolution is required to be received by Leagold or, alternatively, make arrangements for the registered Leagold Shareholder to dissent on his, her or its behalf.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order, may result in the loss of any right of dissent with respect to the Leagold Arrangement Resolution.

Your vote is very important, regardless of the number of shares that you own. Whether or not you expect to attend the Leagold Meeting in person, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Leagold Meeting.

THE LEAGOLD BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LEAGOLD SECURITYHOLDERS VOTE FOR THE LEAGOLD ARRANGEMENT RESOLUTION.

DATED at Vancouver, British Columbia, this 20th day of December, 2019.

By Order of the Board of Directors

(signed) “Frank Giustra”

Frank Giustra
Chairman

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
GENERAL PROXY INFORMATION	11
Introduction	11
Information For United States Securityholders	12
Currency Exchange Rates	14
Cautionary Statement Regarding Forward-Looking Information	14
SUMMARY	18
The Equinox Gold Meeting	18
The Leagold Meeting	18
Parties to the Arrangement	18
The Arrangement	19
Background to the Arrangement	19
Reasons for the Arrangement	20
Equinox Gold Fairness Opinion	23
Leagold Fairness Opinion	24
Voting Support Agreements	24
Recommendation of the Equinox Gold Board	25
Leagold Special Committee	25
Recommendation of the Leagold Board	25
Description of the Arrangement	26
Equinox Gold Shareholder Approval	26
Leagold Securityholder Approval	27
Court Approval	27
Procedure for Exchange of Leagold Common Shares for Equinox Gold Common Shares	28
Dissent Rights with respect to the Arrangement	28
Summary of Income Tax Considerations	28
Risk Factors	28
GENERAL PROXY MATTERS OF EQUINOX GOLD	30
Solicitation of Proxies	30
Appointment and Revocation of Proxies	30
Voting of Equinox Gold Common Shares Represented by Management Proxies	31
Advice to Beneficial Holders of Equinox Gold Common Shares	32
Notice-and-Access	34
Voting Securities of Equinox Gold and Principal Holders Thereof	34
GENERAL PROXY MATTERS OF LEAGOLD	36
Solicitation of Proxies	36
Appointment and Revocation of Proxies	36

- ii -

Voting of Leagold Common Shares or Leagold Options Represented by Management Proxies	38
Advice to Beneficial Holders of Leagold Common Shares	39
Notice-and-Access	41
Voting Securities of Leagold and Principal Holders Thereof	41
THE ARRANGEMENT	42
Background to the Arrangement	42
Required Vote	46
Equinox Gold Fairness Opinion	47
Recommendation of the Equinox Gold Board	48
Leagold Fairness Opinion	48
Leagold Special Committee	48
Recommendation of the Leagold Board	48
Reasons for the Arrangement	49
Voting Agreements	53
Description of the Arrangement	53
Securityholder Approval	54
Court Approval	55
Regulatory Matters	56
Procedure for Exchange of Leagold Common Shares for Equinox Gold Common Shares	56
Withholding Rights	58
THE ARRANGEMENT AGREEMENT	58
Effective Date and Conditions of Arrangement	58
Resulting Board of Directors and Management	58
Representations and Warranties	58
Conditions to the Arrangement Becoming Effective	59
Covenants	61
Indemnification and Insurance	64
Non-Solicitation Covenant and Acquisition Proposal	65
SECURITIES LAW CONSIDERATIONS	68
Interests of Certain Persons and Companies in the Arrangement	68
MI 61-101	72
United States Securities Law Considerations	76
Dissent Rights Under the Arrangement	77
Information Concerning Equinox Gold	80
Information Concerning Leagold	80
Information Concerning Equinox Gold Following Completion of the Arrangement	81
INCOME TAX CONSIDERATIONS	81
Certain Canadian Federal Income Tax Considerations	81
Certain United States Federal Income Tax Considerations	87
RISK FACTORS	92

- iii -

The Arrangement May Not Be Completed	92
Possible Failure to Realize Anticipated Benefits of the Arrangement	93
Risks Related to the Businesses of Equinox Gold and Leagold	93
Equinox Gold and Leagold Expect to Each Incur Significant Costs Associated with the Arrangement	93
Dissent Rights	93
The Equinox Gold Common Shares Issued in Connection with the Arrangement May Have a Market Value Different Than Expected	94
Equinox Gold May Not Realize the Benefits of its Growth Projects	94
Equinox Gold Will Be Subject to Significant Capital Requirements Associated with its Expanded Portfolio of Development Projects	94
The Arrangement Triggers Anti-Dilution Rights	94
OTHER MATTERS	94
Other Business	94
Other Material Facts	95
ADDITIONAL INFORMATION	95
EQUINOX GOLD DIRECTORS’ APPROVAL	96
LEAGOLD DIRECTORS’ APPROVAL	97
CONSENT OF BMO NESBITT BURNS INC.	98
CONSENT OF SCOTIA CAPITAL INC.	99
Appendix A Equinox Gold Shareholder Resolution and Private Placement Resolution	A-1
Appendix B Leagold Arrangement Resolution	B-1
Appendix C Plan of Arrangement	C-1
Appendix D Information Concerning Equinox Gold Corp.	D-1
Appendix E Information Concerning Leagold Mining Corporation	E-1
Appendix F Unaudited Pro Forma Combined Financial Statements of Equinox Gold Corp.	F-1
Appendix G Equinox Gold Fairness Opinion	G-1
Appendix H Leagold Fairness Opinion	H-1
Appendix I Interim Order	I-1
Appendix J Notice of Hearing of Petition	J-1
Appendix K Petition and Final Order	K-1
Appendix L Arrangement Dissent Provisions	L-1

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular including Appendices D, E and F. Terms and abbreviations used in the other Appendices to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than a Party or any of its affiliates) made after the date of the Arrangement Agreement relating to: (i) any acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale, direct or indirect, of: (a) the assets of a Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its Subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of a Party or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its Subsidiaries, taken as a whole; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of a Party; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its Subsidiaries, taken as a whole;

“Arrangement” means an arrangement under the provisions of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, the Arrangement Agreement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the Arrangement Agreement among Equinox Gold and Leagold dated December 15, 2019 together with the schedules attached thereto, as amended, amended and restated or supplemented from time to time;

“Arrangement Notice Shares” has the meaning ascribed to such term in the section titled “Securities Law Considerations – Dissent Rights Under the Arrangement”;

“BCBCA” means the Business Corporations Act (British Columbia);

“BMO” means BMO Nesbitt Burns Inc.;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

“Change in Recommendation” means the circumstances where, prior to Leagold having obtained approval of the Leagold Arrangement Resolution at the Leagold Meeting, in the case of Leagold, or Equinox Gold having obtained the Equinox Gold Shareholder Approval, in the case of Equinox Gold, the board of directors of a Party, in a manner adverse to the other Party, fails to recommend or withdraws, amends, modifies, qualifies or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the Leagold Meeting and the Equinox Gold Meeting) after having been requested in writing by such other Party to do so; the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of ten business days (or beyond the date which is one day prior to the Leagold Meeting and the Equinox Gold Meeting, if sooner) is considered an adverse modification;

“CIM Standards” has the meaning ascribed to such term in the section titled “General Proxy Information – Information for United States Shareholders”;

“Circular” means this joint management information circular;

“Computershare” means Computershare Investor Services Inc., in its capacity as transfer agent of each of Equinox Gold and Leagold and as depositary with respect to the Arrangement, as applicable;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Leagold or Equinox Gold or any of their respective Subsidiaries is a party or by which Leagold or Equinox Gold or any of their respective Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Convention” means the Canada-United States Income Tax Convention (1980), as amended;

“Convertible Debenture Financing” has the meaning ascribed to such term in the section titled “Securities Law Considerations – MI 61-101 – Equinox Gold Related Party Transactions”;

“Court” means the Supreme Court of British Columbia;

“Debt Financing” has the meaning ascribed to such term in the section titled “Securities Law Considerations – MI 61-101 – Equinox Gold Related Party Transactions”;

“Dissent Rights” means the rights of dissent granted in favour of Leagold Shareholders in respect of the Arrangement, as described in the Plan of Arrangement;

“DRS Statements” has the meaning ascribed to such term in the section titled “Summary - Procedure for Exchange of Leagold Common Shares for Equinox Gold Common Shares”;

“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC;

“Effective Date” has the meaning ascribed to such term in the Plan of Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Equinox Gold” means Equinox Gold Corp., a corporation existing under the BCBCA;

“Equinox Gold Board” means the board of directors of Equinox Gold;

“Equinox Gold Common Shares” means common shares in the capital of Equinox Gold;

“Equinox Gold Fairness Opinion” means the fairness opinion of BMO dated December 13, 2019, attached to this Circular as Appendix G;

“Equinox Gold Filings” means disclosed by Equinox Gold in its public disclosure filings (other than public disclosure filings made on a confidential basis that remain confidential);

“Equinox Gold Locked-up Shareholders” means each of the officers, directors and certain Equinox Gold Shareholders who have entered into the Voting Agreements;

“Equinox Gold Meeting” has the meaning ascribed to such term in the section titled “General Proxy Information – Introduction”;

“Equinox Gold Meeting Materials” means, collectively, the Equinox Gold Notice of Meeting and this Circular;

“Equinox Gold Non-Objecting Beneficial Owner” or “Equinox Gold NOBO” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Advice to Beneficial Holders of Equinox Gold Common Shares – Distribution to Equinox Gold NOBOs”;

“Equinox Gold Notice of Meeting” means the notice of meeting of Equinox Gold dated December 20, 2019 regarding the Equinox Gold Meeting;

“Equinox Gold Objecting Beneficial Owner” or “Equinox Gold OBO” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Advice to Beneficial Holders of Equinox Gold Common Shares – Distribution to Equinox Gold OBOs”;

“Equinox Gold Options” means the outstanding options to purchase Equinox Gold Common Shares issued pursuant to the Equinox Gold Stock Option Plan;

“Equinox Gold Properties” means the Mesquite Gold Mine, the Aurizona Gold Mine and the Castle Mountain Gold Project, each as more particularly described in the Equinox Gold Filings;

“Equinox Gold Proxy” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Appointment and Revocation of Proxies”;

“Equinox Gold Record Date” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Voting Securities of Equinox Gold and Principal Holders Thereof”;

“Equinox Gold Shareholder Approval” means the approval of the Equinox Gold Shareholder Resolution by a simple majority of the votes cast in respect of the Equinox Gold Shareholder Resolution by Equinox Gold Shareholders present in person or by proxy at the Equinox Gold Meeting, as required by the TSX and the NYSE American;

“Equinox Gold Shareholder Resolution” means the ordinary resolution approving the issuance of Equinox Gold Common Shares under the Plan of Arrangement, to be considered at the Equinox Gold Meeting, in the form set out in Appendix A;

“Equinox Gold Shareholders” means, at any time, the holders of Equinox Gold Common Shares;

“Equinox Gold Stock Option Plan” means the stock option plan adopted by Equinox Gold Shareholders on May 1, 2019, as amended;

“Equinox Gold VIF” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Advice to Beneficial Holders of Equinox Gold Common Shares – Distribution to Equinox Gold NOBOs”;

“Equinox Gold Warrants” means the outstanding Equinox Gold Common Share purchase warrants;

“Equity Financing” has the meaning ascribed to such term in the section titled “Securities Law Considerations – MI 61-101 – Equinox Gold Related Party Transactions”;

“Exchange Ratio” means 0.331 of an Equinox Gold Common Share for each Leagold Common Share held;

“Exchanges” means the TSX and the NYSE American, as applicable;

“Final Order” means the order of the Court made in connection with the approval of the Arrangement, in form and substance acceptable to the Parties, each acting reasonably, including all amendments thereto duly made prior to the Effective Time, in the form set out in Appendix K;

“Former Leagold Securityholder” means the Leagold Securityholders immediately prior to the Effective Time;

“forward-looking information” has the meaning ascribed to such term in the section titled “General Proxy Information – Cautionary Statement Regarding Forward-Looking Information”;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the TSX and NYSE American;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

“Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”;

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

“Interim Order” means the interim order of the Court made pursuant to section 291 of the BCBCA in connection with the Arrangement and attached to this Circular as Appendix I;

“Intermediary” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Advice to Beneficial Holders of Equinox Gold Common Shares”;

“IRS” means the U.S. Internal Revenue Service;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an order prohibiting closing being made) of Governmental Entities as set out in Schedule C to the Arrangement Agreement;

“Key Third Party Consents” means those consents and approvals required from any third party to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, including common law;

“Leagold” means Leagold Mining Corporation, a corporation existing under the BCBCA;

“Leagold Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Leagold Meeting, in the form set out in Appendix B;

“Leagold Board” means the board of directors of Leagold;

“Leagold Common Shares” means common shares in the capital of Leagold;

“Leagold Dissenting Shareholder” means a Registered Leagold Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for his, hers or its Leagold Common Shares, but only in respect of Leagold Common Shares in respect of which such Dissent Rights are validly exercised by such holder;

“Leagold Dissenting Shares” means Leagold Common Shares held by a Leagold Dissenting Shareholder;

“Leagold Deferred Share Unit Plan” means the deferred share unit plan of Leagold dated January 10, 2017, as amended;

“Leagold DSU” means a deferred share unit issued pursuant to the Leagold Deferred Share Unit Plan;

“Leagold Fairness Opinion” means the fairness opinion of Scotia dated December 14, 2019, attached to this Circular as Appendix H;

“Leagold Filings” means disclosed by Leagold in its public disclosure filings (other than public disclosure filings made on a confidential basis that remain confidential);

“Leagold Indenture Warrants” means Leagold Common Share purchase warrants issued under the terms of the warrant indenture, dated May 24, 2018, between Leagold and Computershare Trust Company of Canada as the warrant agent;

“Leagold Letter of Transmittal” means the letter of transmittal enclosed with the Leagold Meeting Materials;

“Leagold Locked-up Shareholders” means each of the officers, directors and certain Leagold Shareholders who have entered into Voting Agreements;

“Leagold Meeting” has the meaning ascribed to such term in the section titled “General Proxy Information – Introduction”;

“Leagold Meeting Materials” means, collectively, the Leagold Notice of Meeting and this Circular;

“Leagold Non-Objecting Beneficial Owner” or “Leagold NOBO” has the meaning ascribed to such term in the section titled “General Proxy Matters of Leagold – Advice to Beneficial Holders of Leagold Common Shares – Distribution to Leagold NOBOs”;

“Leagold Notice of Meeting” means the notice of meeting of Leagold dated December 20, 2019 regarding the Leagold Meeting;

“Leagold Notice of Dissent” has the meaning ascribed to such term in the section titled “Securities Law Considerations – Dissent Rights Under the Arrangement”;

“Leagold Objecting Beneficial Owner” or “Leagold OBO” has the meaning ascribed to such term in the section titled “General Proxy Matters of Leagold – Advice to Beneficial Holders of Leagold Common Shares – Distribution to Leagold OBOs”;

“Leagold Option In-The Money Amount” in respect of a Leagold Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Leagold Common Shares that a holder is entitled to acquire on exercise of the Leagold Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

“Leagold Optionholders” means the holders of Leagold Options;

“Leagold Options” means the outstanding options to purchase Leagold Common Shares issued pursuant to the Leagold Stock Option Plan;

“Leagold Orion Warrants” means, as applicable, either (i) the Leagold Common Share purchase warrants granted to Orion Mine Finance Fund on April 7, 2017, with each such warrant exercisable to acquire one Leagold Common Share at an exercise price of $3.575 until March 31, 2022 subject to the terms of the warrant certificate dated April 7, 2017 representing such warrants; or (ii) the Leagold Common Share purchase warrants granted to Orion Mine Finance Fund on May 24, 2018, with each such warrant exercisable to acquire one Leagold Common Share at an exercise price of $3.529 until May 24, 2021 subject the terms of the warrant certificate dated May 24, 2018 representing such warrants;

“Leagold Properties” means the Los Filos Mine Complex, the Fazenda Mine, the RDM Mine, the Pilar Mine and the Santa Luz Project, each as more particularly described in the Leagold Filings;

“Leagold Proxy” has the meaning ascribed to such term in the section titled “General Proxy Matters of Leagold – Appointment and Revocation of Proxies”;

“Leagold Performance Share Unit Plan” means the performance share unit plan of Leagold dated February 6, 2019;

“Leagold PSU” means a performance share unit issued pursuant to the Leagold Performance Share Unit Plan;

“Leagold Record Date” has the meaning ascribed to such term in the section titled “General Proxy Matters of Leagold – Voting Securities of Leagold and Principal Holders Thereof”;

“Leagold Securityholder Approval” means the approval of the Leagold Arrangement Resolution by: (A) 66⅔% of the votes cast on the Leagold Arrangement Resolution by the Leagold Shareholders present in person or by proxy at the Leagold Meeting, (B) 66⅔% of the votes cast on the Leagold Arrangement Resolution by the Leagold Securityholders (voting as a single class) present in person or by proxy at the Leagold Meeting, and (C) a majority of the votes cast by the Leagold Shareholders present in person or by proxy at the Leagold Meeting excluding for this purpose votes attached to the Leagold Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101, if required;

“Leagold Securityholders” means, collectively, the Leagold Shareholders and the Leagold Optionholders;

“Leagold Share Consideration” means 0.331 of an Equinox Gold Common Share for each Leagold Common Share held, being an implied at-market consideration of $2.70 per Leagold Common Share, using closing prices for Equinox Gold Common Shares and Leagold Common Shares on the TSX on December 13, 2019;

“Leagold Shareholders” means, at any time, the holders of Leagold Common Shares;

“Leagold Special Committee” means the special committee of independent directors of Leagold;

“Leagold Stock Option Plan” means the stock option plan of Leagold dated July 4, 2016, as amended and restated on May 16, 2017 and last adopted by the Leagold Shareholders on June 23, 2017, as amended;

“Leagold VIF” has the meaning ascribed to such term in the section titled “General Proxy Matters of Leagold – Advice to Beneficial Holders of Leagold Common Shares – Distribution to Leagold NOBOs”;

“Leagold Warrants” means, collectively, the Leagold Orion Warrants and Leagold Indenture Warrants;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means, collectively, the Equinox Gold Locked-up Shareholders and the Leagold Locked-up Shareholders;

“Material Adverse Effect” means in respect of any Party, any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is material and adverse to the business, operations, results of operations, prospects, assets, properties, condition (financial or otherwise) or liabilities of that person and its Subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby; (ii) changes in general economic, securities, financial, banking or currency exchange markets; (iii) any change in IFRS; (iv) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable mining companies; (v) changes affecting the mining industry generally or metal prices, provided that such changes do not have a materially disproportionate effect on that person relative to comparable mining companies; (vi) generally applicable changes in applicable Law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism provided that it does not have a materially disproportionate effect on that person relative to comparable mining companies; (viii) changes in political or civil conditions in any jurisdiction in which such person’s assets and/or its business and operations are located that do not disproportionately affect such person relative to comparable mining companies; and (ix) any decrease in the market price or any decline in the trading volume of that person’s common shares on the Exchanges (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (viii) above) may be taken into account in determining whether a Material Adverse Effect has occurred);

“Material Contract” means, in respect of any person, any Contract entered into outside the ordinary course of business of such person (except for any earn-in, option, joint venture or similar agreement not relating to the Equinox Gold Properties or the Leagold Properties, as applicable) to which such person is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such person; (ii) under which such person or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5,000,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5,000,000; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such person or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $5,000,000 over the remaining term of the Contract; (vi) that limits or restricts such person or any of its Subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to such person and its Subsidiaries, considered as a whole;

“MDC” means MDC Industry Holding Company LLC, a wholly-owned subsidiary of Mubadala;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Mubadala” means Mubadala Investment Company;

“Mubadala Notes” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Voting Securities of Equinox Gold and Principal Holders Thereof”;

“Mubadala Pre-emptive Right” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Voting Securities of Equinox Gold and Principal Holders Thereof”;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“Non-Registered Equinox Gold Shareholder” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Advice to Beneficial Holders of Equinox Gold Common Shares”;

“Non-Registered Leagold Shareholder” has the meaning ascribed to such term in the section titled “General Proxy Matters of Leagold – Advice to Beneficial Holders of Leagold Common Shares”;

“NYSE American” means the NYSE American Stock Exchange;

“Outside Date” means the date by which the transactions contemplated by the Arrangement Agreement are to be completed, failing which the Arrangement Agreement shall terminate, which date shall be May 31, 2020 or such other date as the Parties may agree;

“Pacific Road” means, collectively, Pacific Road Capital II PTY Limited, as trustee for Pacific Road Resources Fund II and Pacific Road Capital Management GP II Limited, as general partner of Pacific Road Resources Fund II LP;

“Pacific Road Notes” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Voting Securities of Equinox Gold and Principal Holders Thereof”;

“Pacific Road Pre-emptive Right” has the meaning ascribed to such term in the section titled “General Proxy Matters of Equinox Gold – Voting Securities of Equinox Gold and Principal Holders Thereof”;

“Parties” means Equinox Gold and Leagold, and “Party” means any one of them, as applicable;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“Petition” means the Petition for the Final Order attached as Appendix K;

“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Appendix C, and any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court;

“Private Placement Resolution” means the ordinary resolution approving the issuance of Equinox Gold Common Shares to Ross Beaty pursuant to the Equity Financing, to be considered at the Equinox Gold Meeting, excluding votes attached to the Equinox Gold Common Shares owned or controlled by Mr. Beaty, in the form set out in Appendix A;

“Proposed PFIC Regulations” means the proposed U.S. Treasury regulations promulgated under section 1291(f) of the U.S. Tax Code;

“Registered Equinox Gold Shareholder” means an Equinox Gold Shareholder who has his, hers or its Equinox Gold Common Shares registered in the name of the Equinox Gold Shareholder;

“Registered Leagold Shareholder” means a Leagold Shareholder who has his, hers or its Leagold Common Shares registered in the name of the Leagold Shareholder;

“Regulation S” means Regulation S under the 1933 Act;

“Related Party Transactions” has the meaning ascribed to such term in the section titled “Securities Law Considerations – MI 61-101 – Equinox Gold Related Party Transactions”;

“Replacement Option” means an option to acquire from Equinox Gold the number of Equinox Gold Common Shares equal to the product of: (A) the number of Leagold Common Shares subject to such Leagold Option immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Equinox Gold Common Share on any particular exercise of Replacement Options, then the number of Equinox Gold Common Shares otherwise issued shall be rounded down to the nearest whole number of Equinox Gold Common Shares and the exercise price per Equinox Gold Common Share subject to a Replacement Option shall be an amount equal to the quotient of: (A) the exercise price per Leagold Common Share subject to each such Leagold Option immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent;

“Replacement Option In-The Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Equinox Gold Common Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the amount payable to acquire such shares;

“Representative” means any officer, director, employee, representative (including any financial or other advisor) or agent of a Party or any of its Subsidiaries;

“Response” has the meaning ascribed to such term in the section titled “Summary – Court Approval”;

“Rule 144” means Rule 144 under the 1933 Act;

“Scotia” means Scotia Capital Inc.;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the 1933 Act provided by section 3(a)(10) of the 1933 Act;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shell Company” has the meaning ascribed to such term in the in the section “Securities Laws Considerations – United States Securities Law Considerations”;

“Subsidiary” means, with respect to an entity, any entity of which the specified entity is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified entity exercises direction or control or which is in a like relation to the specified entity, excluding any entity in respect of which such direction or control is not exercised by the specified entity as a result of any existing contract, agreement or commitment;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of the Arrangement Agreement that relates to the acquisition of 100% of the outstanding voting shares of a Party (the “Target”) (other than voting shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of the Target and its Subsidiaries, taken as a whole; and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of the Target, is made available to all shareholders of the Target on the same terms and conditions; (iii) that is not subject to a due diligence condition; and (iv) in respect of which the Target’s board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of its voting shares from a financial point of view than the Arrangement;

“Tax” and “Taxes” mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its Subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Termination Fee” means US$20,000,000;

“TSX” means the Toronto Stock Exchange;

“U.S. Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain United States Federal Income Tax Considerations”;

“U.S. Tax Code” means the Internal Revenue Code of 1986, as amended, of the United States;

“U.S. Treasury” means the U.S. Department of the Treasury;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“United States GAAP” has the meaning ascribed to such term in the in the section “General Proxy Information – Information for United States Shareholders”; and

“Voting Agreements” means the voting support agreements (including all amendments thereto) between Equinox Gold or Leagold, as the case may be, and the Locked-Up Shareholders dated December 15, 2019.

Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include firms and corporations and vice versa.

JOINT MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Introduction

This Circular is furnished in connection with the solicitation of proxies by the management of Equinox Gold and Leagold for use at the special meeting of Equinox Gold Shareholders to be held at the offices of Blake, Cassels & Graydon LLP, located at, Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on January 28, 2020 (the “Equinox Gold Meeting”) and the special meeting of Leagold Securityholders to be held at the offices of Fasken Martineau DuMoulin LLP, located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) on January 28, 2020 (the “Leagold Meeting”), respectively, and at any adjournment(s) or postponement(s) thereof.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as that such information is given in this Circular.

The information concerning Leagold contained in this Circular has been provided by Leagold. Although Equinox Gold has no knowledge that would indicate that any of such information is untrue or incomplete, Equinox Gold does not assume any responsibility for the accuracy or completeness of such information or the failure by Leagold to disclose events that may have occurred or may affect the completeness or accuracy of such information but that are unknown to Equinox Gold.

The information concerning Equinox Gold contained in this Circular has been provided by Equinox Gold. Although Leagold has no knowledge that would indicate that any of such information is untrue or incomplete, Leagold does not assume any responsibility for the accuracy or completeness of such information or the failure by Equinox Gold to disclose events that may have occurred or may affect the completeness or accuracy of such information but that are unknown to Leagold.

All summaries of, and references to, the Arrangement Agreement, the Arrangement and the Plan of Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement. A copy of the Arrangement Agreement may be found under Equinox Gold’s and Leagold’s profiles on SEDAR at www.sedar.com and Equinox Gold’s profile on EDGAR at www.sec.gov. The Plan of Arrangement is attached to this Circular as Appendix C. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

Information contained in this Circular is given as of December 20, 2019 except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

Information contained in this Circular should not be construed as legal, tax or financial advice and Equinox Gold Shareholders and Leagold Securityholders are urged to consult their own professional advisors in connection therewith.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Equinox Gold Common Shares in connection with the Arrangement, or other matters to be considered at the Equinox Gold Meeting or the Leagold Meeting, other than those contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

Information For United States Securityholders

THE LEAGOLD SHARE CONSIDERATION ISSUABLE TO LEAGOLD SHAREHOLDERS AND THE REPLACEMENT OPTIONS ISSUABLE TO LEAGOLD OPTIONHOLDERS, IN EACH CASE PURSUANT TO THE ARRANGEMENT, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The issuance of the Leagold Share Consideration to Leagold Shareholders in exchange for their Leagold Common Shares and the issuance of the Replacement Options to Leagold Optionholders in exchange for their Leagold Options, in each case pursuant to the Arrangement, have not been and will not be registered under the 1933 Act, or any U.S. state securities Laws, and will be issued to Leagold Shareholders and Leagold Optionholders, respectively, in reliance upon the Section 3(a)(10) Exemption. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been determined by a court of competent jurisdiction, expressly authorized by Law to grant such approval, substantively and procedurally as fair to the recipients of the securities, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof.

The solicitation of proxies for the Equinox Gold Meeting and the Leagold Meeting by means of this Circular is not subject to the requirements of section 14(a) of the 1934 Act based on exemptions from the proxy solicitation rules for “foreign private issuers” (as such term is defined in Rule 3b-4 under the 1934 Act). Accordingly, the solicitations contemplated in this Circular are being made in the United States in accordance with Canadian corporate Laws and Canadian securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Equinox Gold Shareholders and Leagold Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The Leagold Share Consideration issued to Leagold Shareholders in the United States pursuant to the Arrangement will not be registered under the 1933 Act but will be freely tradable under the 1933 Act, except by persons who are “affiliates” (as defined in Rule 144) of Equinox Gold after the completion of the Arrangement or who were affiliates of Equinox Gold within 90 days prior to the completion of the Arrangement. The Leagold Share Consideration issued to Leagold Shareholders who are such affiliates (or former affiliates) will be subject to certain restrictions on resale imposed by the 1933 Act. See “Securities Law Considerations – United States Securities Law Considerations”.

The Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Equinox Gold Common Shares issuable upon exercise of the Replacement Options may not be issued in reliance upon the Section 3(a)(10) Exemption and the Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the 1933 Act and applicable U.S. state securities Laws or pursuant to a registration statement under the 1933 Act. See “Securities Law Considerations – United States Securities Law Considerations”.

Information concerning the properties and operations of each of Equinox Gold and Leagold have been prepared in accordance with the requirements of Canadian securities Laws, which differ from the requirements of United States securities Laws. Mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the current requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies.

Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the current reporting and disclosure requirements of the SEC under the SEC’s Industry Guide 7. For example, this Circular uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. Equinox Gold and Leagold advise U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by SEC Industry Guide 7. The SEC has not recognized the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021 (subject to an issuer’s ability to early adopt those rules in their entirety). The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “inferred” or “indicated” mineral resource will ever be upgraded to a higher category or converted into a mineral “reserve”, as defined by the SEC. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. SEC Industry Guide 7 currently only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this Circular were reported using CIM Standards.

The financial statements and other financial information of Equinox Gold and Leagold included or incorporated by reference in this Circular have been prepared in U.S. dollars, in each case in accordance with IFRS applicable to Equinox Gold and Leagold as the case may be, and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles (“United States GAAP”) and United States auditing and auditor independence standards in certain material respects and thus are not directly comparable to financial statements of United States companies which are prepared in accordance with United States GAAP and that are subject to United States auditing and auditor independence standards. This Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and United States GAAP. Investors should consult with their own professional advisors for an understanding of the differences between IFRS and United States GAAP, and of how those differences might affect the financial information presented herein.

Leagold Shareholders subject to United States federal taxation should be aware that the Arrangement and the ownership and disposition of Equinox Gold Common Shares may have material tax consequences in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes. See “Income Tax Considerations – Certain United States Federal Income Tax Considerations”. Leagold Securityholders should consult their own tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Equinox Gold Common Shares acquired pursuant to the Arrangement.

The enforcement by Equinox Gold Shareholders and Leagold Securityholders of civil liabilities under United States federal and state securities Laws may be affected adversely by the fact that Equinox Gold and Leagold are organized under the Laws of British Columbia, Canada, being a jurisdiction outside the United States, that some or all of their officers and directors of Leagold and Equinox Gold, respectively, are residents of countries other than the United States, that some or all of the experts named in this Circular are residents of countries other than the United States and that all or a substantial portion of the assets of Equinox Gold, Leagold and such persons are located outside the United States. As a result, it may be difficult or impossible for Equinox Gold Shareholders and Leagold Securityholders in the United States to effect service of process within the United States upon Equinox Gold, Leagold, their respective directors or officers or such experts, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States. In addition, Equinox Gold Shareholders and Leagold Securityholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States.

Currency Exchange Rates

The following table sets forth the high and low daily exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	Nine Months Ended September 30		Year Ended December 31
	2019	2018	2018	2017
Rate at end of period	$1.3243	1.2945	$1.3642	$1.2545
Average rate during period	$1.3292	1.2876	$1.2957	$1.2986
High	$1.3600	1.3310	$1.3642	$1.3743
Low	$1.3038	1.2288	$1.2288	$1.2128

Cautionary Statement Regarding Forward-Looking Information

This Circular (including the Appendices hereto) contains certain statements or disclosures that may constitute forward-looking information within the meaning of applicable Canadian and U.S. securities legislation (“forward-looking information”). All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of Equinox Gold or Leagold, as applicable, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, ‘believe”, “potential”, “enable”, “plan”, “continue”, “contemplate”, or other comparable terminology.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Equinox Gold and Leagold, as applicable, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Circular (including the Appendices hereto) in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	the approval of the Arrangement by the Court and Leagold Securityholders;
•	the approval of the issuance of Equinox Gold Common Shares under the Arrangement by Equinox Gold Shareholders;
•	the completion and timing of the Arrangement;
•	the Debt Financing, Equity Financing and Convertible Debenture Financing;
•	the timely receipt of all required regulatory approvals and other third party consents to complete the Arrangement;
•	satisfaction of the other closing conditions in all material respects in accordance with the Arrangement Agreement;

•	no unforeseen changes in the legislative and operating framework for the business of Equinox Gold or Leagold, as applicable;
•	no significant adverse changes in economic conditions that influence the demand for gold;
•	no significant adverse changes in commodity prices;
•	a stable competitive environment;
•	the ability to obtain equipment, services, supplies and personnel in a timely manner to carry out development activities;
•	the ability to market gold successfully to current and new customers;
•	the impact of increasing competition;
•	the ability to obtain financing on acceptable terms; and
•	no significant event occurring outside the Ordinary Course of business such as a natural disaster or other calamity.

In particular, this Circular (including the Appendices hereto) and the documents incorporated by reference herein contain forward-looking information and statements, including forward-looking information and statements pertaining to the following:

•	the Equinox Gold Meeting and Leagold Meeting;
•	the perceived benefits of the Arrangement and possible synergies resulting from the Arrangement;
•	the structure, steps, timing and effects of the Arrangement;
•	the timing of the Final Order and the Effective Date of the Arrangement;
•	the satisfaction of conditions for listing of Equinox Gold Common Shares to be issued in connection with the Arrangement on the TSX and the NYSE American and the timing thereof;
•	the availability of the Section 3(a)(10) Exemption for the issuance of the Leagold Share Consideration and the Replacement Options;
•	the Debenture Financing, Equity Financing and Convertible Debenture Financing;
•	the delisting of the Leagold Common Shares;
•	sources of income;
•	objectives, business plans and strategies;
•	financial conditions;
•	industry conditions;
•	future capital expenditures (including general and administrative expenses), including the timing, amount and nature thereof and sources of financing thereof;
•	pro forma information, including pro forma combined financial information pertaining to Equinox Gold after giving effect to the Arrangement;
•	other trends of the capital markets;
•	projection of market prices and costs;

•	supply and demand for gold and commodity prices;
•	treatment under governmental regulatory regimes and Tax Laws;
•	realization of the anticipated benefits of acquisitions and dispositions;
•	movements in currency exchange rates;
•	anticipated income Taxes;
•	plans and objectives of management for future operations;
•	quantity of the existing mineral reserves of Equinox Gold and Leagold;
•	expectations regarding the ability to raise capital and to add to reserves through acquisitions, exploration, development and divestiture of assets;
•	the exercise of Dissent Rights by Leagold Shareholders with regards to the Arrangement;
•	forecast business results;
•	anticipated tax treatment of the Arrangement on Leagold Securityholders; and
•	anticipated financial performance.

The forward-looking information in statements or disclosures in this Circular (including the Appendices hereto) and the documents incorporated by reference is based (in whole or in part) upon factors which may cause actual results, performance or achievements of Equinox Gold or Leagold, as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to Equinox Gold and Leagold, as applicable, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While Equinox Gold and Leagold do not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	inability to obtain required consents, permits or approvals, including the Final Order, Equinox Gold Shareholder approval of the Equinox Gold Shareholder Resolution and Private Placement Resolution and Leagold Securityholder approval of the Leagold Arrangement Resolution;
•	inability to complete the Debt Financing, Equity Financing and Convertible Debenture Financing
•	sufficient liquidity for future operations;
•	cost of capital risk to carry out operations;
•	increased competition and the lack of availability of qualified personnel or management;
•	loss of key personnel;
•	uncertainty of government policy changes;
•	the risk of carrying out operations with minimal environmental impact;
•	operational hazards and availability of insurance;
•	industry conditions, including changes in Laws and regulations, including the adoption of new Environmental Laws and regulations and changes in how they are interpreted and enforced;
•	general economic, market and business conditions;

•	competitive action by other companies;
•	the ability of suppliers to meet commitments;
•	stock market volatility; and
•	creditworthiness of counterparties.

The forward-looking statements contained in this Circular (including the Appendices hereto) and the documents incorporated by reference herein are made as of the date of such documents. Equinox Gold and Leagold are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change and such changes may be material, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Equinox Gold Shareholders and Leagold Securityholders are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, Equinox Gold Shareholders and Leagold Securityholders are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Equinox Gold and Leagold caution you that the above list of factors is not exhaustive. Consequently, there is no representation by Equinox Gold or Leagold that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Other factors which could cause actual results, performance or achievements of Equinox Gold or Leagold to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed under “Risk Factors” and in the documents incorporated by reference in Appendices D, E and F.

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the accompanying Equinox Gold Notice of Meeting, the Leagold Notice of Meeting, and this Circular, including the Appendices hereto. Capitalized terms used in this summary and not otherwise defined herein have the meanings set forth under “Glossary of Terms”.

The Equinox Gold Meeting

The Equinox Gold Meeting will be held at 10:00 a.m. (Vancouver time), on January 28, 2020, at the offices of Blake, Cassels & Graydon LLP, located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, for the purposes set forth in the accompanying Equinox Gold Notice of Meeting. The business of the Equinox Gold Meeting will be to consider and vote upon, among other things, the Equinox Gold Shareholder Resolution, the Private Placement Resolution and to transact such further and other business as may properly be brought before the Equinox Gold Meeting. See “The Arrangement”.

The Leagold Meeting

The Leagold Meeting will be held at 10:00 a.m. (Vancouver time), on January 28, 2020, at the offices of Fasken Martineau DuMoulin LLP, located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, for the purposes set forth in the accompanying Leagold Notice of Meeting. The business of the Leagold Meeting will be to consider and vote upon, among other things, the Leagold Arrangement Resolution and to transact such further and other business as may properly be brought before the Leagold Meeting. See “The Arrangement”.

Parties to the Arrangement

Equinox Gold

Equinox Gold is a corporation existing under the Laws of the Province of British Columbia. Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly-owned gold mines. Equinox Gold is producing gold from its Mesquite Gold Mine in California and its Aurizona Gold Mine in Brazil, and is constructing its Castle Mountain Gold Mine in California with the target of pouring gold in Q3-2020.

The head and registered office of Equinox Gold is located at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.

Equinox Gold is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and the Equinox Gold Common Shares trade on the TSX and the NYSE American under the trading symbol “EQX”.

For further information concerning the business and operations of Equinox Gold, see Appendix D.

Leagold

Leagold is a corporation existing pursuant to the Laws of the Province of British Columbia. Leagold is a mid-tier gold producer with a focus on opportunities in Latin America. Leagold is based in Vancouver, Canada and owns four operating gold mines in Mexico and Brazil, along with a near-term gold mine restart project in Brazil and an expansion project at the Los Filos mine complex in Mexico.

Leagold’s principal and head office is located at Suite 3043, 595 Burrard Street, P.O. Box 49152, Three Bentall Centre, Vancouver, British Columbia, V7X 1J1. Leagold’s registered and records office is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Leagold is a reporting issuer in all of the provinces and territories of Canada and the Leagold Common Shares trade on the TSX under the trading symbol “LMC”. It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Leagold Common Shares will be delisted from trading on the TSX and Leagold will apply to the applicable Canadian securities regulators to have Leagold cease to be a reporting issuer.

For further information concerning the business and operations of Leagold, see Appendix E.

Resulting Issuer

As a result of the Arrangement, Leagold will become a wholly-owned Subsidiary of Equinox Gold. For further information concerning the business and operations of Equinox Gold following completion of the Arrangement, see Appendix D.

Pro forma Combined Financial Information of Equinox Gold

See Appendix F for selected pro forma combined financial information of Equinox Gold as at and for the nine months ended September 30, 2019 and for the year ended December 31, 2018 after giving effect to the Arrangement. Reference should be made, among other things, to Equinox Gold’s audited annual consolidated financial statements for the year ended December 31, 2018 and unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019, each of which is incorporated by reference in this Circular and Leagold’s audited annual consolidated financial statements for the year ended December 31, 2018 and unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019, each of which is incorporated by reference in this Circular.

The Arrangement

The following is a summary only and reference should be made to the full text of the Arrangement Agreement which may be found under Equinox Gold’s and Leagold’s profiles on SEDAR at www.sedar.com and Equinox Gold’s profile on EDGAR at www.sec.gov, and the Plan of Arrangement attached as Appendix C.

The purpose of the Arrangement is to effect the combination of the businesses of Equinox Gold and Leagold through the acquisition of all of the issued and outstanding Leagold Common Shares by Equinox Gold.

The Arrangement will result in the acquisition by Equinox Gold of all of the issued and outstanding Leagold Common Shares for the Leagold Share Consideration, being 0.331 of an Equinox Gold Common Share for each Leagold Common Share. As a result of the Arrangement, Leagold will become a wholly-owned Subsidiary of Equinox Gold.

As at the date hereof, there are 113,438,263 Equinox Gold Common Shares and 284,935,584 Leagold Common Shares issued and outstanding. Leagold Shareholders will own approximately 45% of the post-Arrangement Equinox Gold Common Shares on an undiluted basis (assuming no additional Equinox Gold Common Shares are issued by Equinox Gold prior to the Effective Date, no Equinox Gold Options, Equinox Gold Warrants, Leagold Options or Leagold Warrants are exercised and no Dissent Rights are exercised). The Arrangement will be implemented by way of a court-approved Plan of Arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. See “The Arrangement”.

Background to the Arrangement

The execution of the Arrangement Agreement was the result of the arm’s length negotiations among representatives and legal and financial advisors of Equinox Gold and Leagold. This Circular contains a summary of the material events which led to the negotiations of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

See “The Arrangement – Background to the Arrangement”.

Reasons for the Arrangement

In reaching a conclusion that the Arrangement is in the best interest of Equinox Gold and Leagold, respectively, and in making their recommendations to Equinox Gold Shareholders and Leagold Securityholders, respectively, the Equinox Gold Board and Leagold Board considered and relied upon a number of factors, including:

(a)

Creating one of the world’s top gold producers operating entirely in the Americas. The Arrangement will combine two Americas-based gold mining asset portfolios into one with six operating mines and two development projects in the USA, Mexico and Brazil. The Arrangement provides increased operational diversification with a greater number of properties and expanded geographic profile.

(b)

An at-market share exchange ratio. The Exchange Ratio was based on closing market prices for both Equinox Gold and Leagold on the TSX on December 13, 2019. This at-market exchange ratio of 0.331 of an Equinox Gold Common Share for every Leagold Common Share is in line with the average market-based exchange from January 1, 2019 to December 13, 2019 of 0.318, implying an at-market transaction consistent with multiple time periods.

(c)

Full participation by both sets of shareholders in the combined operations and growth projects. The consideration to Leagold Shareholders pursuant to the Arrangement is 100%-share based to preserve cash resources to fund growth and permit all shareholders to remain fully invested. If the Arrangement is completed, Equinox Gold Shareholders will hold approximately 55% and Leagold Shareholders will hold approximately 45% of the issued and outstanding shares of Equinox Gold (on a non-diluted basis). Through ownership of Equinox Gold Common Shares, both sets of shareholders will continue to participate in the opportunities associated with the combined company’s assets and properties.

(d)

Experienced Board of Directors led by Ross Beaty as Chairman. Following the Arrangement, Equinox Gold will benefit from an experienced Board of Directors led by Ross Beaty as Chairman with Tim Breen, Lenard Boggio and Marshall Koval continuing from Equinox Gold, and Neil Woodyer, Peter Marrone, Gordon Campbell and General Wesley K. Clark joining from Leagold.

(e)

Integrated management team led by Neil Woodyer as CEO. Following the Arrangement, the Equinox Gold management team will be an experienced, integrated management team led by Neil Woodyer as CEO, Christian Milau as EVP Corporate, Attie Roux as COO and Peter Hardie as CFO.

(f)

G&A Cost Savings. The complementary assets of Equinox Gold and Leagold are expected to create synergies between the parties, including general and administrative cost savings to the parties of approximately $10 million per year. These savings will be realized from a reduction of duplicate management roles and overhead.

(g)

Concurrent financings will create a well-funded combined entity with reduced cost of capital. It is a condition to the completion of the Arrangement that, concurrent with, and subject to, completion of the Arrangement, Equinox Gold completes the Debt Financing, a $500 million refinancing of existing credit facilities of Equinox Gold and Leagold from a syndicate of lenders. It is expected that in order for the lenders to provide the Debt Financing, Equinox Gold must complete the Equity Financing, a private placement of Equinox Gold Common Shares, at a price of US$6.18 (C$8.15, as at December 13, 2019) per Equinox Gold Common Share, for proceeds of US$40 million; and the Convertible Debenture Financing, a private placement of US$130 million in convertible debentures. Accordingly, Equinox Gold expects to have the funds necessary to execute its business plan following the Arrangement. On a pro forma basis, before transaction costs related to the Arrangement, as at September 30, 2019, Equinox Gold had, after giving effect to the completion of the Arrangement, approximately $270 million in cash.

(h)

Increased Market Capitalization. Equinox Shareholders and Leagold Securityholders will have the opportunity to participate in a combined company that should have increased market capitalization and that is anticipated to receive greater market attention than Equinox Gold and Leagold currently receive, resulting in greater liquidity. This larger scale provides an entry point for institutional investors and qualifies Equinox Gold for additional index inclusion in 2020. The combination also presents an opportunity for relative market valuation re-rating.

(i)	Superior Proposals. The Arrangement Agreement allows the parties, subject to compliance with the Arrangement Agreement, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal that could reasonably be expected to lead to a Superior Proposal. The ability to terminate the Arrangement Agreement in specified circumstances, subject to a “right to match”, to accept a Superior Proposal on payment of the Termination Fee of US$20 million provided further assurance to the boards of directors of each of Equinox Gold and Leagold that each board would have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed. See “The Arrangement Agreement – Non-Solicitation Covenant and Acquisition Proposal”.
(j)	Voting Agreements. Directors and officers of Equinox Gold and Leagold and certain Equinox Gold Shareholders and Leagold Shareholders have entered into Voting Agreements with Equinox Gold or Leagold, as applicable, pursuant to which, and subject to the terms thereof, they have agreed to vote their Equinox Gold Common Shares in favour of the Equinox Gold Shareholder Resolution and to vote their Leagold Common Shares and Leagold Options in favour of the Leagold Arrangement Resolution, as applicable. See “The Arrangement – Voting Agreements”.
(k)	Comprehensive Arm’s Length Negotiations. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of each party’s legal counsel.

See Appendices D and F for further information concerning Equinox Gold following completion of the Arrangement.

Equinox Gold

In addition to the factors listed above, the Board of Directors of Equinox Gold also considered and relied upon the following factors in making its recommendation to Equinox Gold Shareholders:

(a)	Equinox Fairness Opinion. Equinox Gold’s financial advisor, BMO, provided its opinion to the Equinox Gold Board to the effect that, as of December 13, 2019, based upon the scope of review and subject to the assumptions, limitations and qualifications set out in the Equinox Gold Fairness Opinion, the Exchange Ratio provided for pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold. See “The Arrangement – Equinox Gold Fairness Opinion”.
(b)	Majority Approval. The TSX and NYSE American requirements that the Equinox Gold Shareholder Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Equinox Gold Shareholder Resolution by Equinox Gold Shareholders present in person or represented by proxy at the Equinox Gold Meeting.
The Equinox Gold Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:
(a)	The risks to Equinox Gold if the Arrangement is not completed, including the costs to Equinox Gold in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the inability to raise new funding.
(b)

The Arrangement Agreement’s restrictions on Equinox Gold soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.

(c)

The Termination Fee of US$20,000,000 payable to Leagold in certain circumstances, including if Equinox Gold enters into an agreement with a third party to acquire Equinox Gold that constitutes a Superior Proposal.

(d)	The right of Leagold to terminate the Arrangement Agreement under certain limited circumstances.
(e)

The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Equinox Gold Shareholders, Leagold Securityholders, or any other third party whose consent is required including, without limitation Key Regulatory Approvals.

(f)	The risk of delay of Key Regulatory Approvals, including the approval of the Arrangement by the Mexican Federal Economic Competition Commission.

The Equinox Gold Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

See “The Arrangement – Reasons for the Recommendation of the Equinox Gold Board”.

Leagold

In addition to the factors listed above, the Board of Directors of Leagold also considered and relied upon the following factors in making its recommendation to Leagold Securityholders:

(a)

Leagold Fairness Opinion. Leagold’s financial advisor, Scotia, provided its opinion to the Leagold Board to the effect that, as of December 14, 2019, and subject to the assumptions, limitations and qualifications set out in the Leagold Fairness Opinion, the Leagold Share Consideration to be received by the Leagold Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Leagold Shareholders. See “The Arrangement – Leagold Fairness Opinion”.

(b)

Special Majority and Majority of the Minority Approvals. The requirement that the Leagold Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by Leagold Shareholders; (ii) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by Leagold Securityholders, voting together as a single class; and (iii) a simple majority of the votes cast on the Leagold Arrangement Resolution by Leagold Shareholders present in person or represented by proxy at the Leagold Meeting, excluding votes attached to the Leagold Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

(c)

Court Approval. The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement to Leagold Securityholders will be considered.

(d)	Availability of Dissent Rights. The availability of Dissent Rights to the Registered Leagold Shareholders with respect to the Arrangement.
(e)

Review by Leagold Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of its legal counsel, and in the judgment of the Leagold Special Committee relying on financial, legal and other advisors and discussions with management and their review of the Leagold Fairness Opinion, the Leagold Share Consideration to be received by the Leagold Shareholders is fair from a financial point of view to the Leagold Shareholders.

(f)	100% Acquisition of Leagold Common Shares. The Arrangement is for 100% of the Leagold Common Shares and, under the Plan of Arrangement, all Leagold Shareholders are treated identically.

The Leagold Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

(a)

The risks to Leagold if the Arrangement is not completed, including the costs to Leagold in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the ability to raise new funding.

(b)

The Arrangement Agreement’s restrictions on Leagold soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.

(c)

The Termination Fee of US$20,000,000 payable to Equinox Gold in certain circumstances, including if Leagold enters into an agreement with a third party to acquire Leagold that constitutes a Superior Proposal.

(d)

The conditions to Equinox Gold’s obligations to complete the Arrangement, including that holders of no more than 5% of the issued and outstanding Leagold Common Shares shall have exercised Dissent Rights.

(e)	The right of Equinox Gold to terminate the Arrangement Agreement under certain limited circumstances.
(f)

The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Leagold Securityholders, Equinox Gold Shareholders, or any other third party whose consent is required.

(g)	The potential negative effect on Leagold’s relationship with its stakeholders, including customers, suppliers, and employees.

The Leagold Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

See “The Arrangement – Reasons for the Recommendation of the Leagold Board”.

Equinox Gold Fairness Opinion

BMO was retained by Equinox Gold as its exclusive financial advisor with respect to a possible change of control transaction involving Leagold. The engagement includes providing Equinox Gold with financial advisory and investment banking services related thereto, including providing an opinion as to the fairness, from a financial point of view, of the Exchange Ratio provided for pursuant to the Arrangement to Equinox Gold.

On December 13, 2019, BMO orally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio provided for pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold. The full text of the Equinox Gold Fairness Opinion, setting out the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Equinox Gold Fairness Opinion, is attached as Appendix G to this Circular. The summary of the Equinox Gold Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Equinox Gold Fairness Opinion.

Pursuant to its engagement letter with BMO, Equinox Gold has agreed to pay BMO fees for its services as financial advisor, including a fixed fee for the Equinox Gold Fairness Opinion (which is not contingent on the substance of or the conclusions reached in the Equinox Gold Fairness Opinion or the completion of the Arrangement) and fees that are contingent on completion of the Arrangement. Equinox Gold has also agreed to reimburse BMO for its reasonable expenses incurred in connection with its services and to indemnify BMO against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the Equinox Gold Fairness Opinion.

The Equinox Gold Fairness Opinion is not a recommendation to any Equinox Gold Shareholder as to how to vote or act on any matter relating to the Arrangement. The Equinox Gold Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Equinox Gold or in which Equinox Gold might engage or as to the underlying business decision of Equinox Gold to proceeds with or effect the Arrangement. The Equinox Gold Fairness Opinion is only one factor that was taken into consideration by the Equinox Gold Board in making its determination to recommend that the Equinox Gold Shareholders vote in favour of the Equinox Gold Shareholder Resolution and Private Placement Resolution. See “The Arrangement – Reasons for the Recommendation of the Equinox Gold Board”.

The Equinox Gold Board urges Equinox Gold Shareholders to review the Equinox Gold Fairness Opinion carefully and in its entirety.

See “The Arrangement – Equinox Gold Fairness Opinion” and Appendix G of this Circular.

Leagold Fairness Opinion

Scotia was retained by Leagold to provide an opinion as to the fairness, from a financial point of view, of the Leagold Share Consideration to be paid to Leagold Shareholders pursuant to the Arrangement Agreement.

On December 14, 2019, Scotia verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Leagold Share Consideration to be received by the Leagold Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Leagold Shareholders. The full text of the Leagold Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Leagold Fairness Opinion, is attached as Appendix H to this Circular. The summary of the Leagold Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Leagold Fairness Opinion.

Under the engagement letter with Scotia, Leagold has agreed to pay a fixed opinion fee for the Leagold Fairness Opinion, plus applicable taxes and reasonable expenses incurred by Scotia for its services related to providing the Leagold Fairness Option, which are not contingent on the substance of the Leagold Fairness Opinion or the completion of the Arrangement. Leagold has also agreed to indemnify Scotia against certain liabilities in connection with its engagement.

The Leagold Fairness Opinion is not a recommendation to any Leagold Securityholder as to how to vote or act on any matter relating to the Arrangement. The Leagold Fairness Opinion is only one factor that was taken into consideration by the Leagold Board in making its decision to recommend that the Leagold Shareholders vote in favour of the Leagold Arrangement Resolution. See “The Arrangement – Reasons for the Recommendation of the Leagold Board”.

The Leagold Board urges Leagold Shareholders to review the Leagold Fairness Opinion carefully and in its entirety.

See “The Arrangement – Leagold Fairness Opinion” and Appendix H.

Voting Support Agreements

Leagold has entered into Voting Agreements with officers, directors and certain shareholders of Equinox Gold, pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions of the Voting Agreements, to vote their Equinox Gold Common Shares in favour of the Equinox Gold Shareholder Resolution to approve the issuance of Equinox Gold Common Shares in connection with the Arrangement. The Equinox Gold Locked-up Shareholders collectively beneficially own or exercise control or direction over 23,977,201 Equinox Gold Common Shares, representing approximately 21% of the outstanding Equinox Gold Common Shares.

Equinox Gold has entered into Voting Agreements with officers, directors and certain shareholders of Leagold, pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions of the Voting Agreements, to vote their Leagold Common Shares and Leagold Options in favour of the Leagold Arrangement Resolution to approve the Arrangement. The Leagold Locked-up Shareholders collectively beneficially own or exercise control or direction over 120,831,515 Leagold Common Shares and 12,686,777 Leagold Options, representing approximately 42.4% of the outstanding Leagold Common Shares and approximately 44.1% of the outstanding Leagold Common Shares and Leagold Options, calculated as a single class.

See “The Arrangement – Voting Agreements”.

Recommendation of the Equinox Gold Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Equinox Gold Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, the Equinox Gold Board has unanimously determined that the Arrangement is in the best interest of Equinox Gold and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Equinox Gold Board has unanimously approved the Arrangement and unanimously recommends that the Equinox Gold Shareholders vote FOR the Equinox Gold Shareholder Resolution and Private Placement Resolution.

See “The Arrangement – Recommendation of the Equinox Gold Board” and “The Arrangement – Reasons for the Recommendation of the Equinox Gold Board”.

Leagold Special Committee

The Leagold Special Committee was formed to, among other things, examine and review the merits of the proposed transaction between Equinox Gold and Leagold and consider other available strategic alternatives in conjunction with management and Leagold’s professional advisors and make recommendations to the Leagold Board with respect to any such proposed transactions.

After careful consideration, including a thorough review of the Arrangement Agreement, the Leagold Fairness Opinion, as well as a thorough review of other materials and information, including matters discussed in this Circular, and taking into account the best interests of Leagold and in consultation with its legal advisors, the Leagold Special Committee unanimously recommended to the Leagold Board that the Leagold Board determine that the Leagold Share Consideration to be received by the Leagold Shareholders is fair, from a financial point of view, to the Leagold Shareholders, that the Arrangement Agreement and the Plan of Arrangement contemplated therein be unanimously approved and the Leagold Board unanimously recommend that the Leagold Securityholders approve the Arrangement and vote in favour of the resolution approving the Arrangement.

See “The Arrangement – Leagold Special Committee” and “The Arrangement – Reasons for the Recommendation of the Leagold Board”.

Recommendation of the Leagold Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Leagold Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, and on the unanimous recommendation of the Leagold Special Committee, the Leagold Board unanimously determined that the merger to be effected by way of the Plan of Arrangement is in the best interests of Leagold, that the Leagold Share Consideration to be received by the Leagold Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Leagold Shareholders and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Leagold Board has unanimously approved the Arrangement and unanimously recommends that the Leagold Securityholders vote FOR the Leagold Arrangement Resolution.

See “The Arrangement – Recommendation of the Leagold Board” and “The Arrangement – Reasons for the Recommendation of the Leagold Board”.

Description of the Arrangement

The purpose of the Arrangement is to effect the combination of the businesses of Equinox Gold and Leagold through the acquisition of all of the issued and outstanding Leagold Common Shares by Equinox Gold. Pursuant to the Arrangement Agreement, Equinox Gold and Leagold have agreed to complete the Arrangement pursuant to which, among other things, Equinox Gold will acquire all of the issued and outstanding Leagold Common Shares. Upon completion of the Arrangement, Leagold will be a wholly-owned Subsidiary of Equinox Gold.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in the first quarter of 2020. At the Effective Time, the following shall occur or be deemed to occur sequentially in the following order:

1.	each Leagold Common Share held by a Leagold Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Leagold and Leagold shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement, and: (i) the name of such holder shall be removed from the central securities register as a holder of Leagold Common Shares and such Leagold Common Shares shall be cancelled and cease to be outstanding; (ii) such Leagold Dissenting Shareholders will cease to have any rights as Leagold Shareholders other than the right to be paid the fair value for their Leagold Common Shares by Leagold; and (iii) Leagold shall be recorded as the registered holder of such Leagold Common Shares on the central securities register and shall be deemed to be the legal and beneficial holder thereof free and clear of all liens, claims and encumbrances;
2.	each Leagold Common Share (other than Leagold Dissenting Shares or a Leagold Common Share held by Equinox Gold or any Subsidiary of Equinox Gold) shall be deemed to be transferred to Equinox Gold and, in consideration therefor, Equinox Gold shall issue the Leagold Share Consideration for each Leagold Common Share, subject to Section 3.3 and Article 5 of the Plan of Arrangement;
3.	each Leagold Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for a Replacement Option;
4.	each Leagold PSU outstanding immediately prior to the Effective Time shall be adjusted based on the Exchange Ratio, Equinox shall be responsible for all obligations in respect of and all conditions otherwise applicable to such Leagold PSUs, including performance vesting conditions applicable to such PSUs shall be in accordance with the terms of such PSUs and the Leagold Performance Share Unit Plan; for greater certainty, the properties that are the subject of the performance vesting conditions shall not be adjusted in any manner;
5.	each Leagold DSU outstanding immediately prior to the Effective Time shall be adjusted based on the Exchange Ratio and shall be redeemable in accordance with its terms and the terms of the Leagold Deferred Share Unit Plan;
6.	each Leagold Warrant shall be adjusted in accordance with the terms of the applicable warrant indenture, agreement or warrant certificate with reference to the Exchange Ratio.

See the “The Arrangement – Description of the Arrangement” and the Plan of Arrangement attached as Appendix C for additional information.

Equinox Gold Shareholder Approval

At the Equinox Gold Meeting, pursuant to the requirements of the TSX and the NYSE American, Equinox Gold Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the Equinox Gold Shareholder Resolution authorizing the issuance of Equinox Gold Common Shares issued or issuable in connection with the Arrangement and the Private Placement Resolution authorizing the issuance of Equinox Gold Common Shares to Ross Beaty pursuant to the Equity Financing, the full text of which is set out in Appendix A. In order to become effective, the Equinox Gold Shareholder Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Equinox Gold Shareholder Resolution by Equinox Gold Shareholders present in person or represented by proxy at the Equinox Gold Meeting and the Private Placement Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Private Placement Resolution by Equinox Gold Shareholders present in person or represented by proxy at the Equinox Gold Meeting, excluding votes attached to the Equinox Gold Common Shares owned or controlled by Ross Beaty.

See “The Arrangement – Securityholder Approval – Equinox Gold Shareholder Approval”.

Leagold Securityholder Approval

At the Leagold Meeting, Leagold Securityholders will be asked to consider and, if thought advisable, to pass, with or without variation the Leagold Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Leagold Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by the Leagold Shareholders; (ii) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by the Leagold Securityholders, voting together as a single class; and (iii) a simple majority of the votes cast on the Leagold Arrangement Resolution by Leagold Shareholders present in person or represented by proxy at the Leagold Meeting, excluding votes attached to the Leagold Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

See “The Arrangement – Securityholder Approval – Leagold Securityholder Approval”.

Court Approval

The BCBCA requires that the Court approve the Arrangement.

On December 20, 2019, Leagold obtained the Interim Order providing for the calling and holding of the Leagold Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendices I and J, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Vancouver time), on January 30, 2020, or as soon thereafter as counsel for Leagold may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the Leagold Securityholder Approval and the Equinox Gold Shareholder Approval. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the Interim Order, each Leagold Securityholder, as well as holders of the Leagold Warrants, Leagold DSUs and Leagold PSUs, and creditors of Leagold, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Leagold, as applicable, at the addresses set out below, on or before 4:00 p.m. (Vancouver Time) on January 27, 2020, a Response to Petition (“Response”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Leagold at the following address:

Fasken Martineau DuMoulin LLP 550 Burrard Street, Suite 2900 Vancouver, British Columbia V6C 0A3 Attention: Mark Pontin

The Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption with respect to the Equinox Gold Common Shares to be issued to Leagold Shareholders in exchange for their Leagold Common Shares and the Replacement Options to be issued to Leagold Optionholders in exchange for their Leagold Options, in each case pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court has been or will be informed of this effect of the Final Order.

The Petition for the Final Order is attached as Appendix K. See “The Arrangement – Court Approval”.

Procedure for Exchange of Leagold Common Shares for Equinox Gold Common Shares

For each Registered Leagold Shareholder, accompanying this Circular is a Leagold Letter of Transmittal.

In order for a Registered Leagold Shareholder to receive the Leagold Share Consideration for each Leagold Common Share held by such Registered Leagold Shareholder, such Registered Leagold Shareholder must deposit the certificate(s) or direct registration statements (“DRS Statements”) representing his, her or its Leagold Common Shares with Computershare. The Leagold Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Leagold Letter of Transmittal or reasonably requested by Computershare, must accompany all certificates or DRS Statements for Leagold Common Shares deposited for payment pursuant to the Arrangement.

Any Non-Registered Leagold Shareholder whose Leagold Common Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Leagold Common Shares and should follow the instructions of such nominee in order to deposit such Leagold Common Shares with Computershare.

See “The Arrangement – Procedure for Exchange of Leagold Common Shares for Equinox Gold Common Shares”.

Dissent Rights with respect to the Arrangement

Registered Leagold Shareholders have Dissent Rights with respect to the Arrangement. Any Registered Leagold Shareholders who dissent from the Leagold Arrangement Resolution in accordance with sections 237 to 247 of the BCBCA, as amended by the Plan of Arrangement, the Interim Order and the Final Order, will be entitled to be paid by Leagold the fair value of the Leagold Common Shares held by such Leagold Shareholders determined as at the point in time immediately before the Leagold Arrangement Resolution is approved by the Leagold Shareholders. The Dissent Rights with respect to the Arrangement must be strictly complied with in order for Registered Leagold Shareholders to receive cash representing the fair value of Leagold Common Shares held.

To exercise the Dissent Rights with respect to the Leagold Arrangement Resolution, a written notice of objection to the Leagold Arrangement Resolution must be received by Leagold at Fasken Martineau DuMoulin LLP, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3 (Attention: Georald Ingborg) by 5:00 p.m. (Vancouver time) on January 24, 2020, or two business days prior to any adjournment of the Leagold Meeting.

Summary of Income Tax Considerations

Leagold Securityholders should consult their own tax advisors about the applicable Canadian or United States federal and provincial and local tax consequences of the Arrangement and the ownership and disposition of Equinox Gold Common Shares acquired pursuant to the Arrangement.

For a summary of certain material Canadian income tax consequences of the Arrangement, see “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and for a summary of certain material United States income tax consequences of the Arrangement, see “Income Tax Considerations – Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Leagold Shareholder.

Risk Factors

Equinox Gold Shareholders who vote in favour of the Equinox Gold Shareholder Resolution and Leagold Securityholders who vote in favour of the Leagold Arrangement Resolution will be voting in favour of combining the businesses of Equinox Gold and Leagold, and, in the case of Leagold Securityholders, to invest in Equinox Gold Common Shares or Replacement Options, as the case may be, and in the case of Equinox Gold Shareholders, to invest in the business of Leagold.

There are certain risk factors associated with the Arrangement and an investment in Equinox Gold Common Shares and an investment in Leagold which should be carefully considered by Equinox Gold Shareholders and Leagold Securityholders, as applicable, including the fact that the Arrangement may not be completed if, among other things, the Equinox Gold Shareholder Resolution is not approved at the Equinox Gold Meeting, the Leagold Arrangement Resolution is not approved at the Leagold Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive.

See “Risk Factors”.

GENERAL PROXY MATTERS OF EQUINOX GOLD

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Equinox Gold for use at the Equinox Gold Meeting for the purposes set forth in the accompanying Equinox Gold Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of Equinox Gold (who will not be specifically remunerated therefor).

The information set forth below generally applies to registered holders of Equinox Gold Common Shares. If you are a beneficial holder of Equinox Gold Common Shares (i.e., your Equinox Gold Common Shares are held through a broker, financial institution or other nominee), see “General Proxy Matters of Equinox Gold – Advice for Beneficial Holders of Equinox Gold Common Shares”.

Appointment and Revocation of Proxies

Registered Equinox Gold Shareholders who cannot attend the Equinox Gold Meeting in person may vote by proxy either by mail, personal delivery, fax, telephone or over the internet. The enclosed form of proxy with respect to the Equinox Gold Meeting (the “Equinox Gold Proxy”) must be received by Computershare, Equinox Gold’s transfer agent, no later than 10:00 a.m. (Vancouver time) on the second Business Day preceding the date of the Equinox Gold Meeting or any adjournment or postponement thereof. Registered Equinox Gold Shareholders must return the properly completed Equinox Gold Proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department;
(b)	by fax to Computershare, to the attention of the Proxy Department at 1-866-249-7775 (toll free within Canada and the U.S.) or 416-263-9524 (international);
(c)	by telephone by calling 1-866-732-8683 (toll free within Canada or the U.S.) from a touch tone telephone and referring to your control number provided on the form of proxy delivered to you; or
(d)	over the internet by going to www.investorvote.com and following the online voting instructions given to you and referring to your control number provided on the form of proxy delivered to you.

To be valid, the Equinox Gold Proxy must be executed by a Registered Equinox Gold Shareholder or a Registered Equinox Gold Shareholder’s attorney duly authorized in writing or, if the Registered Equinox Gold Shareholder is a body corporate, by a duly authorized officer or attorney. If the form of Equinox Gold Proxy is executed by an attorney for an individual Registered Equinox Gold Shareholder or by an officer or attorney of a Registered Equinox Gold Shareholder that is a company or association, documentation evidencing the power to execute the Equinox Gold Proxy may be required with signing capacity stated. If not dated, the Equinox Gold Proxy will be deemed to have been dated the date that it is mailed to the Registered Equinox Gold Shareholder.

The persons named in the enclosed form of proxy with respect to the Equinox Gold Proxy, being Ross Beaty, Christian Milau and Greg Smith, are officers of Equinox Gold. A Registered Equinox Gold Shareholder may appoint a person or company (who need not be an Equinox Gold Shareholder) other than the persons specified in the Equinox Gold Proxy to represent the Equinox Gold Shareholder at the Equinox Gold Meeting or any adjournment or postponement thereof by striking out the printed name of such person and inserting such other person or company’s name in the blank space provided in that Equinox Gold Proxy or by completing another proper form of proxy and, in either case, depositing the completed Equinox Gold Proxy at the office of Computershare so as to arrive no later than 10:00 a.m. (Vancouver time) on the second Business Day preceding the date of the Equinox Gold Meeting or any adjournment or postponement thereof. Registered Equinox Gold Shareholders must return the properly completed Equinox Gold Proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department;
(b)	by fax to Computershare, to the attention of the Proxy Department at 1-866-249-7775 (toll free within Canada and the U.S.) or 416-263-9524 (international);
(c)	by telephone by calling 1-866-732-8683 (toll free within Canada or the U.S.) from a touch tone telephone and referring to your control number provided on the form of proxy delivered to you, provided that it is not possible to appoint an alternative proxyholder by telephone; or
(d)	over the internet by going to www.investorvote.com and following the online voting instructions given to you and referring to your control number provided on the form of proxy delivered to you.

If you appoint a proxyholder, other than the management designees, that proxyholder must attend and vote at the Equinox Gold Meeting for your vote to be counted.

The time limit for deposit of proxies may be waived or extended by the Chair of the Equinox Gold Meeting at his or her discretion, without notice.

A Registered Equinox Gold Shareholder executing the Equinox Gold Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed form of proxy will vote the Equinox Gold Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such Equinox Gold Common Shares will be voted in favour of each of the matters referred to herein.

An Equinox Gold Proxy given pursuant to this solicitation may be revoked at any time prior to its use. A Registered Equinox Gold Shareholder who has given an Equinox Gold Proxy may revoke the Equinox Gold Proxy by:

(a)	completing and signing an Equinox Gold Proxy bearing a later date and depositing it at the offices of Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
(b)	depositing an instrument in writing executed by the Registered Equinox Gold Shareholder or by the Registered Equinox Gold Shareholder’s attorney duly authorized in writing or, if the Registered Equinox Gold Shareholder is a body corporate, by a duly authorized officer or attorney either with Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last Business Day preceding the day of the Equinox Gold Meeting or any adjournment or postponement thereof or with the Chairman of the Equinox Gold Meeting prior to the commencement of the Equinox Gold Meeting on the day of the Equinox Gold Meeting or any adjournment or postponement thereof; or
(c)	in any other manner permitted by Law.

Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such Equinox Gold Proxy.

Only Registered Equinox Gold Shareholders have the right to revoke an Equinox Gold Proxy. Non-Registered Equinox Gold Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Equinox Gold Meeting, contact their Intermediary to arrange to change their voting instructions.

Voting of Equinox Gold Common Shares Represented by Management Proxies

On any matter to be acted upon or any ballot that may be called for at the Equinox Gold Meeting, the Equinox Gold Common Shares represented by each properly executed Equinox Gold Proxy in favour of the persons designated in the enclosed Equinox Gold Proxy received by Equinox Gold will be voted or withheld from voting in accordance with the specifications given by the Registered Equinox Gold Shareholder. In the absence of such specifications in an enclosed Equinox Gold Proxy where the Registered Equinox Gold Shareholder has appointed the persons whose names have been pre-printed in the enclosed Equinox Gold Proxy as the Equinox Gold Shareholder’s nominee at the Equinox Gold Meeting, the Equinox Gold Common Shares represented by such Equinox Gold Proxies will be voted FOR each of the matters specified in this Circular, including the Equinox Gold Shareholder Resolution and Private Placement Resolution.

The enclosed Equinox Gold Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Equinox Gold Notice of Meeting and with respect to other matters, if any, which may properly come before the Equinox Gold Meeting. At the date of this Circular, the management of Equinox Gold knows of no such amendments, variations, or other matters to come before the Equinox Gold Meeting. However, where a Registered Equinox Gold Shareholder has appointed the persons whose names have been pre-printed in the enclosed Equinox Gold Proxy as the Registered Equinox Gold Shareholder’s nominee at the Equinox Gold Meeting, if any amendments or variations to matters identified in the Equinox Gold Notice of Meeting or other matters which are not now known to management of Equinox Gold should properly come before the Equinox Gold Meeting, the enclosed Equinox Gold Proxy may be voted on such matters in accordance with the best judgment of the person voting the Equinox Gold Proxy.

Advice to Beneficial Holders of Equinox Gold Common Shares

Registered holders of Equinox Gold Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Equinox Gold Meeting. However, in many cases, Equinox Gold Common Shares beneficially owned by a person (a “Non-Registered Equinox Gold Shareholder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Equinox Gold Shareholder deals with in respect of the Equinox Gold Common Shares, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant, and therefore are not a Registered Equinox Gold Shareholder. Only Registered Equinox Gold Shareholders or duly appointed proxyholders are permitted to vote at the Equinox Gold Meeting. Without specific instructions, Intermediaries are prohibited from voting securities for their clients.

Applicable regulatory policy requires intermediaries to seek voting instructions from non-registered shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Equinox Gold Shareholders in order to ensure that their Equinox Gold Common Shares are voted at the Equinox Gold Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Non-Registered Equinox Gold Shareholder by its intermediary is identical to the form of proxy provided to Registered Equinox Gold Shareholders; however, its purpose is limited to instructing the Registered Equinox Gold Shareholder on how to vote on behalf of the Non-Registered Equinox Gold Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Non-Registered Equinox Gold Shareholder (holding your Equinox Gold Common Shares through a bank, broker, trust company, or custodian) you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively Non-Registered Equinox Gold Shareholders can call the toll-free telephone number printed on their voting instruction form or go to www.proxyvote.com and enter their 16 digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Equinox Gold Common Shares to be represented at the Equinox Gold Meeting or any adjournment or postponement thereof. Equinox Gold may utilize Broadridge QuickVote™ service to assist Non-Registered Equinox Gold Shareholders that are “non-objecting beneficial owners” with voting their Equinox Gold Common Shares over the telephone.

If you have questions, you may contact Equinox Gold by: (i) telephone, toll free in North America at 1-833-379-4653 or at 604-558-0560; or (ii) e-mail to info@equinoxgold.com.

Distribution to Equinox Gold NOBOs

In accordance with the requirements of NI 54-101, Equinox Gold will have caused its agent to distribute copies of the Equinox Gold Meeting Materials as well as a voting instruction form directly to each Non-Registered Equinox Gold Shareholders who has provided instructions to an Intermediary that such Non-Registered Equinox Gold Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner (an “Equinox Gold Non-Objecting Beneficial Owner” or “Equinox Gold NOBO”).

These Equinox Gold Meeting Materials are being sent to both Registered Equinox Gold Shareholders and Non-Registered Equinox Gold Shareholders. If you are a Non-Registered Equinox Gold Shareholder, and Equinox Gold or its agent has sent these materials directly to you, your name and address and information about your holdings of Equinox Gold Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these Equinox Gold Meeting Materials to you directly, Equinox Gold (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Equinox Gold Meeting Materials distributed by Equinox Gold’s agent to Equinox Gold NOBOs include a voting instruction form (“Equinox Gold VIF”). These Equinox Gold VIFs are to be completed and returned to Computershare in accordance with the instructions. Computershare is required to follow the voting instructions properly received from Equinox Gold NOBOs. Computershare will tabulate the results of the Equinox Gold VIFs received from Equinox Gold NOBOs and will provide voting instructions at the Equinox Gold Meeting with respect to the common shares represented by the Equinox Gold VIFs they receive. If the Equinox Gold VIF is executed by an attorney for an individual shareholder or by an officer or attorney of a shareholder that is a company or association, documentation evidencing the power to execute the Equinox Gold VIF may be required with signing capacity stated.

If an Equinox Gold NOBO wishes to attend the Equinox Gold Meeting and vote in person (or have another person attend and vote on behalf of the Equinox Gold NOBO), the Equinox Gold NOBO should insert the name of the Equinox Gold NOBO (or the name of the person that the Equinox Gold NOBO wants to attend and vote on the Equinox Gold NOBO’s behalf) in the space provided on the Equinox Gold VIF and return it to Computershare in accordance with the instructions provided on the Equinox Gold VIF. If Computershare or Equinox Gold receives a written request that the Equinox Gold NOBO or its nominee be appointed as proxyholder, if management is holding a proxy with respect to Equinox Gold Common Shares beneficially owned by such Equinox Gold NOBO, Equinox Gold must arrange, without expense to the Equinox Gold NOBO, to appoint the Equinox Gold NOBO or its nominee as proxyholder in respect of those Equinox Gold Common Shares. Under NI 54-101, unless corporate Law does not allow it, if the Equinox Gold NOBO or its nominee is appointed as proxyholder by Equinox Gold in this manner, the Equinox Gold NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. If Equinox Gold receives such instructions at least one Business Day before the deadline for submission of proxies, it is required to deposit the proxy within that deadline, in order to appoint the Equinox Gold NOBO or its nominee as proxyholder. If an Equinox Gold NOBO requests that the Equinox Gold NOBO or its nominee be appointed as proxyholder, the Equinox Gold NOBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the Equinox Gold NOBOs vote to be counted.

Distribution to Equinox Gold OBOs

In addition, Equinox Gold will have caused its agent to deliver copies of the Equinox Gold Meeting Materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Equinox Gold Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (each an “Equinox Gold Objecting Beneficial Owner” or “Equinox Gold OBO”).

Applicable regulatory policy requires intermediaries to seek voting instructions from Equinox Gold OBOs in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Equinox Gold OBOs in order to ensure that their Equinox Gold Common Shares are voted at the Equinox Gold Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Equinox Gold OBO by its intermediary is identical to the form of proxy provided to Registered Equinox Gold Shareholders; however, its purpose is limited to instructing the Registered Equinox Gold Shareholder on how to vote on behalf of the Equinox Gold OBO. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Equinox Gold OBO (holding your Equinox Gold Common Shares through a bank, broker, trust company, or custodian) you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively Equinox Gold OBOs can call the toll-free telephone number printed on their voting instruction form or go to www.proxyvote.com and enter their 16 digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Equinox Gold Common Shares to be represented at the Equinox Gold Meeting or any adjournment or postponement thereof.

Intermediaries are required to forward the Equinox Gold Meeting Materials to Equinox Gold OBOs unless an Equinox Gold OBO has waived his or her right to receive them. Intermediaries often use service companies, such as Broadridge Financial Solutions, Inc., to forward the Equinox Gold Meeting Materials to Equinox Gold OBOs. Generally, those Equinox Gold OBOs who have not waived the right to receive Equinox Gold Meeting Materials will either:

(a)	be given an Equinox Gold Proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Equinox Gold Common Shares beneficially owned by the Equinox Gold OBO, but which is otherwise uncompleted. This Equinox Gold Proxy need not be signed by the Equinox Gold OBO. In this case, the Equinox Gold OBO who wishes to submit an Equinox Gold Proxy should properly complete the Equinox Gold Proxy and deposit it with Computershare in the manner set out above in this Circular, with respect to the Equinox Gold Common Shares beneficially owned by such Equinox Gold OBO; or
(b)	more typically, be given a voting information form which is not signed by the Intermediary and which, when properly completed and signed by the Equinox Gold OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting information form will consist of a one page pre-printed form. The purpose of this procedure is to permit the Equinox Gold OBO to direct the voting of the Equinox Gold Common Shares beneficially owned by such Equinox Gold OBO.

If an Equinox Gold OBO wishes to attend the Equinox Gold Meeting and vote in person (or have another person attend and vote on behalf of the Equinox Gold OBO), the Equinox Gold OBO should insert the Equinox Gold OBO’s name (or the name of the person the Equinox Gold OBO wants to attend and vote on the Equinox Gold OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the Equinox Gold OBO’s Intermediary or send the Intermediary another written request that the Equinox Gold OBO or its nominee be appointed as proxyholder. The Intermediary is required under NI 54-101 to arrange, without expense to the Equinox Gold OBO, to appoint the Equinox Gold OBO or its nominee as proxyholder in respect of the Equinox Gold OBO’s Equinox Gold Common Shares. Under NI 54-101, unless corporate Law does not allow it, if the Intermediary makes an appointment in this manner, the Equinox Gold OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An Intermediary who receives such instructions at least one Business Day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the Equinox Gold OBO or its nominee as proxyholder. If an Equinox Gold OBO requests that the Intermediary appoint the Equinox Gold OBO or its nominee as proxyholder, the Equinox Gold OBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the Equinox Gold OBO’s vote to be counted.

Notice-and-Access

Equinox Gold is not sending the Equinox Gold Meeting Materials to Registered Equinox Gold Shareholders or Non-Registered Equinox Gold Shareholders using notice-and-access delivery procedures.

Voting Securities of Equinox Gold and Principal Holders Thereof

The Equinox Gold Board has fixed the close of business on December 18, 2019 as the record date (the “Equinox Gold Record Date”), being the date for the determination of the registered holders of Equinox Gold Common Shares entitled to receive notice of, and vote at, the Equinox Gold Meeting. All such holders of record of Equinox Gold Common Shares on the Equinox Gold Record Date are entitled either to attend and vote thereat in person the Equinox Gold Common Shares held by them or, provided a completed and executed Equinox Gold Proxy shall have been delivered to Computershare, within the time specified in the attached Equinox Gold Notice of Meeting, to attend and to vote by Equinox Gold Proxy the Equinox Gold Common Shares held by them.

The authorized share capital of Equinox Gold consists of an unlimited number of Equinox Gold Common Shares. As at the Equinox Gold Record Date, there were 113,438,263 Equinox Gold Common Shares issued and outstanding. As of the date of this Circular, there are 113,438,263 Equinox Gold Common Shares issued and outstanding. Each Equinox Gold Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Equinox Gold Meeting.

Business may be transacted at the Equinox Gold Meeting if at least one person holding or representing by proxy outstanding Equinox Gold Common Shares entitled to vote at the Equinox Gold Meeting is present at the Equinox Gold Meeting.

To the knowledge of the directors and executive officers of Equinox Gold, as at the date hereof, the following are the only persons or companies that beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Equinox Gold Common Shares:

Name of Equinox Gold Shareholder	Number and Percentage of Equinox Gold Common Shares
Ross Beaty	13,274,028 (11.7%)(1)

Note:

(1)	Ross Beaty has control or direction over an aggregate of 13,274,028 Equinox Gold Common Shares, 4,070 Equinox Gold Options and 3,000,000 Equinox Gold Warrants. Assuming the exercise of the Equinox Gold Warrants and Equinox Gold Options held by Ross Beaty, Ross Beaty would hold an aggregate of 13,878,098 Equinox Gold Common Shares, or 12.2% the issued and outstanding Equinox Gold Common Shares.

Pursuant to an investment agreement dated May 7, 2015 among Pacific Road and Luna Gold Corp. and its subsidiaries from time to time, which was subsequently assumed by Equinox Gold pursuant to an assignment and assumption agreement dated March 31, 2017, as long as Pacific Road holds at least 5% of the Equinox Gold Common Shares, Pacific Road has the right to maintain its pro-rata ownership interest in Equinox Gold following any issuance of Equinox Gold Common Shares, other than any securities issued under any executive compensation plan of Equinox Gold (the “Pacific Road Pre-emptive Right”). The issuance of Equinox Gold Common Shares pursuant to the Arrangement and the Equity Financing, as well as the issuance of convertible debentures pursuant to the Convertible Debenture Financing and the Mubadala Pre-emptive Right, will trigger the Pacific Road Pre-emptive Right. If Pacific Road elects to exercise the Pacific Road Pre-emptive Right in connection with the issuance of Equinox Gold Common Shares pursuant to the Arrangement, the Equity Financing, the issuance of convertible debentures pursuant to the Convertible Debenture Financing or the Mubadala Pre-emptive Right, Pacific Road may purchase such number of Equinox Gold Common Shares or convertible debentures, as applicable, as will result in ownership of or the right to purchase, in the aggregate, the same pro rata interest in the Equinox Gold Common Shares held prior to such issuance. If the Pacific Road Pre-emptive Right is exercised in connection with the Equity Financing, Convertible Debenture Financing or the Mubadala Pre-emptive Right, the consideration to be paid by Pacific Road will be the issuance price for the Equinox Common Shares or convertible securities issued pursuant to the Equity Financing, Convertible Debenture Financing or the Mubadala Pre-emptive Right, as applicable. If the Pacific Road Pre-emptive Right is exercised in connection with the Equinox Gold Common Shares issued pursuant to the Arrangement, the consideration to be paid by Pacific Road will be the fair market value of the Leagold Common Shares as determined by Equinox Gold in good faith. As at the date hereof, the Pacific Road entities have control or direction over an aggregate of 4,554,994 Equinox Gold Common Shares and 4,744,870 Equinox Gold Warrants, in addition to $9.66 million of certain secured convertible notes of Equinox Gold (the “Pacific Road Notes”). The 4,554,994 Equinox Gold Common Shares held by the Pacific Road entities represent approximately 4.0% of the issued and outstanding Equinox Gold Common Shares. Assuming the exercise of the Equinox Gold Warrants held by Pacific Road and the conversion of the Pacific Road Notes, the Pacific Road entities would hold an aggregate of 11,139,988 Equinox Gold Common Shares, or 9.3% of the issued and outstanding Equinox Gold Common Shares.

Pursuant to an investor rights agreement dated April 11, 2019 between MDC a wholly-owned subsidiary of Mubadala and Equinox Gold, as long as MDC would hold at least 10% of the Equinox Gold Common Shares on a partially-diluted basis, Mubadala has the right to maintain its pro-rata interest in the Equinox Gold Common Shares following any issuance of Equinox Gold Common Shares including any securities issued under any executive compensation plan of Equinox Gold (the “Mubadala Pre-emptive Right”). The issuance of Equinox Gold Common Shares pursuant to the Arrangement, the Equity Financing and the Pacific Road Pre-emptive Right will trigger the Mubadala Pre-emptive Right. If MDC elects to exercise the Mubadala Pre-emptive Right in connection with the Equinox Gold Common Shares to be issued pursuant to the Arrangement, MDC may elect to subscribe for that number of Equinox Gold Common Shares to maintain its pro-rata interest immediately prior to closing of the Arrangement for consideration equal to the product of the number of Equinox Gold Common Shares multiplied by the implied price per Equinox Gold Common Share based upon the fair market value of the Leagold Common Shares received by Equinox Gold pursuant to the Arrangement as determined in good faith by the Equinox Gold Board. If MDC elects to exercise the Mubadala Pre-emptive Right pursuant to the Equinox Gold Common Shares to be issued pursuant to the Equity Financing or the Pacific Road Pre-emptive Right, MDC may subscribe for that number of Equinox Gold Common Shares for the consideration and on the same terms and conditions as the Equity Financing or the Pacific Road Pre-emptive Right , as equals MDC’s pro-rata interest in the Equinox Gold Common Shares immediately prior to the first public announcement of the Equity Financing or the Pacific Road Pre-emptive Right multiplied by the number of Equinox Gold Common Shares to be sold in the Equity Financing or the Pacific Road Pre-emptive Right, as applicable.

As at the date hereof, Mubadala has control or direction over $130 million of certain secured convertible notes of Equinox Gold (the “Mubadala Notes”). Assuming the conversion of the Mubadala Notes, MDC would hold an aggregate of 24,761,905 Equinox Gold Common Shares, or 17.92% of the issued and outstanding Equinox Gold Common Shares. Pursuant to the terms of the Mubadala Notes, MDC is prohibited from converting the Mubadala Notes, or obtaining Equinox Gold Common Shares as a result of a conversion, for a number of shares which would result in MDC holding more than 20% of the issued and outstanding Equinox Gold Common Shares (taking into account all other Equinox Gold Common Shares held by MDC), unless shareholder approval is obtained by Equinox Gold. In such an event, MDC will only be entitled to receive such number of Equinox Gold Common Shares that will have the effect of MDC holding up to 19.9% of the issued and outstanding Equinox Gold Common Shares, on a non-diluted basis, and the remaining portion of the Mubadala Notes that is not converted shall remain outstanding debt of Equinox Gold.

GENERAL PROXY MATTERS OF LEAGOLD

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Leagold for use at the Leagold Meeting for the purposes set forth in the accompanying Leagold Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of Leagold (who will not be specifically remunerated therefor). Leagold has retained Laurel Hill to assist it in its solicitation of proxies from Leagold Shareholders and provide additional services including but not limited to strategic shareholder communications and recommending corporate governance best practices. Leagold has agreed to pay Laurel Hill an aggregate fee of up to C$45,000, plus reasonable out-of-pocket expenses, for these services. All costs of the solicitation for the Leagold Meeting will be borne by Leagold.

The information set forth below generally applies to registered holders of Leagold Common Shares and Leagold Options. If you are a beneficial holder of Leagold Common Shares (i.e., your Leagold Common Shares are held through a broker, financial institution or other nominee), see “General Proxy Matters of Leagold – Advice for Beneficial Holders of Leagold Common Shares”.

Appointment and Revocation of Proxies

Registered Leagold Shareholders and Leagold Optionholders who cannot attend the Leagold Meeting in person may vote by proxy either by mail, personal delivery, fax, telephone or over the internet. The enclosed form of proxy with respect to the Leagold Meeting (the “Leagold Proxy”) must be received by Computershare, Leagold’s transfer agent, no later than 10:00 a.m. (Vancouver time) on the second Business Day preceding the date of the Leagold Meeting or any adjournment or postponement thereof. Registered Leagold Securityholders must return the properly completed Leagold Proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1;
(b)	by fax to Computershare, to the attention of the Proxy Department at 1-866-249-7775 (toll free within Canada and the U.S.) or 416-263-9524 (international);
(c)	by telephone by calling 1-866-732-8683 (toll free within Canada or the U.S.) from a touch tone telephone and referring to your control number provided on the form of proxy delivered to you; or
(d)	over the internet by going to www.investorvote.com and following the online voting instructions given to you and referring to your control number provided on the form of proxy delivered to you.

To be valid, the Leagold Proxy must be executed by a Registered Leagold Shareholder or Leagold Optionholder or a Registered Leagold Shareholder’s or Leagold Optionholder’s attorney duly authorized in writing or, if the Registered Leagold Shareholder or Leagold Optionholder is a body corporate, by a duly authorized officer or attorney. If the form of Leagold Proxy is executed by an attorney for an individual Registered Leagold Shareholder or Leagold Optionholder or by an officer or attorney of a Registered Leagold Shareholder or Leagold Optionholder that is a company or association, documentation evidencing the power to execute the Leagold Proxy may be required with signing capacity stated. If not dated, the Leagold Proxy will be deemed to have been dated the date that it is mailed to the Registered Leagold Shareholder or Leagold Optionholder.

The persons named in the enclosed form of proxy with respect to the Leagold Proxy, being Frank Giustra and Bernadette D’Silva, are directors and/or officers of Leagold. A Registered Leagold Shareholder or Leagold Optionholder may appoint a person or company (who need not be a Leagold Shareholder or Leagold Optionholder) other than the persons specified in the Leagold Proxy to represent the Leagold Shareholder or Leagold Optionholder at the Leagold Meeting or any adjournment or postponement thereof by striking out the printed name of such person and inserting such other person or company’s name in the blank space provided in that Leagold Proxy or by completing another proper form of proxy and, in either case, depositing the completed Leagold Proxy with Computershare so as to arrive not later than 10:00 a.m. (Vancouver time) on the second Business Day preceding the date of the Leagold Meeting or any adjournment or postponement thereof. Registered Leagold Securityholders must return the properly completed Leagold Proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1;
(b)	by fax to Computershare, to the attention of the Proxy Department at 1-866-249-7775 (toll free within Canada and the U.S.) or 416-263-9524 (international);
(c)	by telephone by calling 1-866-732-8683 (toll free within Canada or the U.S.) from a touch tone telephone and referring to your control number provided on the form of proxy delivered to you, provided that it is not possible to appoint an alternative proxyholder by telephone; or
(d)	over the internet by going to www.investorvote.com and following the online voting instructions given to you and referring to your control number provided on the form of proxy delivered to you.

If you appoint a proxyholder, other than the management designees, that proxyholder must attend and vote at the Leagold Meeting for your vote to be counted.

The time limit for deposit of proxies may be waived or extended by the Chair of the Leagold Meeting at his or her discretion.

A Registered Leagold Shareholder or Leagold Optionholder executing the Leagold Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed form of proxy will vote the Leagold Common Shares or Leagold Options in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such Leagold Common Shares or Leagold Options will be voted in favour of each of the matters referred to herein.

A Leagold Proxy given pursuant to this solicitation may be revoked at any time prior to its use. A Registered Leagold Shareholder or Leagold Optionholder who has given a Leagold Proxy may revoke the Leagold Proxy by:

(a)	completing and signing a Leagold Proxy bearing a later date and depositing it at the offices of Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
(b)	depositing an instrument in writing executed by the Registered Leagold Shareholder or Leagold Optionholder or by the Registered Leagold Shareholder’s or Leagold Optionholder’s attorney duly authorized in writing or, if the Registered Leagold Shareholder or Leagold Optionholder is a body corporate, by a duly authorized officer or attorney either with Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last Business Day preceding the day of the Leagold Meeting or any adjournment or postponement thereof or with the Chairman of the Leagold Meeting prior to the commencement of the Leagold Meeting on the day of the Leagold Meeting or any adjournment or postponement thereof; or
(c)	in any other manner permitted by Law.

Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such Leagold Proxy.

Only Registered Leagold Shareholders or Leagold Optionholders have the right to revoke a Leagold Proxy. Non-Registered Leagold Shareholders (as defined below) that wish to change their voting instructions must, in sufficient time in advance of the Leagold Meeting, contact their Intermediary to arrange to change their voting instructions.

Voting of Leagold Common Shares or Leagold Options Represented by Management Proxies

On any matter to be acted upon or any ballot that may be called for at the Leagold Meeting, the Leagold Common Shares or Leagold Options represented by each properly executed Leagold Proxy in favour of the persons designated in the enclosed Leagold Proxy received by Leagold will be voted or withheld from voting in accordance with the specifications given by the Registered Leagold Shareholder or Leagold Optionholder. In the absence of such specifications in an enclosed Leagold Proxy where the Registered Leagold Shareholder or Leagold Optionholder has appointed the persons whose names have been pre-printed in the enclosed Leagold Proxy as the Leagold Shareholder’s or Leagold Optionholder’s nominee at the Leagold Meeting, the Leagold Common Shares or Leagold Options represented by such Leagold Proxies will be voted FOR each of the matters specified in this Circular, including the Leagold Arrangement Resolution.

The enclosed Leagold Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Leagold Notice of Meeting and with respect to other matters, if any, which may properly come before the Leagold Meeting. At the date of this Circular, the management of Leagold knows of no such amendments, variations, or other matters to come before the Leagold Meeting. However, where a Registered Leagold Shareholder or Leagold Optionholder has appointed the persons whose names have been pre-printed in the enclosed Leagold Proxy as the Registered Leagold Shareholder’s or Leagold Optionholder’s nominee at the Leagold Meeting, if any amendments or variations to matters identified in the Leagold Notice of Meeting or other matters which are not now known to management of Leagold should properly come before the Leagold Meeting, the enclosed Leagold Proxy may be voted on such matters in accordance with the best judgment of the person voting the Leagold Proxy.

Advice to Beneficial Holders of Leagold Common Shares

Registered holders of Leagold Common Shares, Leagold Options or the persons they validly appoint as their proxies are permitted to vote at the Leagold Meeting. However, in many cases, Leagold Common Shares beneficially owned by a person (a “Non-Registered Leagold Shareholder”) are registered either: (i) in the name of an Intermediary (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Leagold Shareholder deals with in respect of the Leagold Common Shares, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant, and therefore are not a Registered Leagold Shareholder. Only Registered Leagold Shareholders or Leagold Optionholders or duly appointed proxyholders are permitted to vote at the Leagold Meeting. Without specific instructions, Intermediaries are prohibited from voting securities for their clients.

Non-Registered Leagold Shareholders who do not hold their Leagold Common Shares in their own name should also instruct their broker or other Intermediary to complete the Leagold Letter of Transmittal with respect to such holders’ Leagold Common Shares and to deliver such Leagold Letter of Transmittal to Computershare, as depository, in order to receive the Leagold Share Consideration pursuant to the Arrangement.

A Non-Registered Leagold Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Leagold Common Shares directly at the Leagold Meeting or any adjournment or postponement thereof. Although a Non-Registered Leagold Shareholder may not be recognized directly at the Leagold Meeting for the purposes of voting Leagold Common Shares registered in the name of an intermediary, a Non-Registered Leagold Shareholder may attend the Leagold Meeting as a proxyholder for the Registered Leagold Shareholder and vote their Leagold Common Shares in that capacity. To do this, a Non-Registered Leagold Shareholder must enter their own name in the blank space on the voting instruction form (or in the case of a U.S.-based holder, check the box) indicating that they or their appointee are going to attend and vote at the Leagold Meeting and return the Leagold VIF or voting instruction form to Computershare or their intermediary or Broadridge, as applicable, in accordance with the instructions provided well in advance of the Leagold Meeting. Non-registered Leagold Shareholders will need to bring the legal proxy to the Leagold Meeting in order to vote their Leagold Common Shares.

If you have questions, you may contact Leagold’s proxy solicitation agent, Laurel Hill, by: (i) telephone, toll- free in North America at 1-877-452-7184 or at 416-304-0211 outside of North America; (ii) facsimile to 416-646-2415; (iii) mail to 70 University Avenue, Suite 1440, Toronto, Ontario M5J 2M4; or (iv) email to assistance@laurelhill.com.

Distribution to Leagold NOBOs

In accordance with the requirements of NI 54-101, Leagold will have caused its agent to distribute copies of the Leagold Meeting Materials as well as a voting instruction form directly to each Non-Registered Leagold Shareholder who has provided instructions to an Intermediary that such Non-Registered Leagold Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner (a “Leagold Non-Objecting Beneficial Owner” or “Leagold NOBO”).

These Leagold Meeting Materials are being sent to both Registered Leagold Shareholders and Non-Registered Leagold Shareholders, as well as Leagold Optionholders. If you are a Non-Registered Leagold Shareholder, and Leagold or its agent has sent these materials directly to you, your name and address and information about your holdings of Leagold Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these Leagold Meeting Materials to you directly, Leagold (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Leagold Meeting Materials distributed by Leagold’s agent to Leagold NOBOs include a voting instruction form (“Leagold VIF”). These Leagold VIFs are to be completed and returned to Computershare in accordance with the instructions. Computershare is required to follow the voting instructions properly received from Leagold NOBOs. Computershare will tabulate the results of the Leagold VIFs received from Leagold NOBOs and will provide voting instructions at the Leagold Meeting with respect to the common shares represented by the Leagold VIFs they receive. If the Leagold VIF is executed by an attorney for an individual shareholder or by an officer or attorney of a shareholder that is a company or association, documentation evidencing the power to execute the Leagold VIF may be required with signing capacity stated.

If a Leagold NOBO wishes to attend the Leagold Meeting and vote in person (or have another person attend and vote on behalf of the Leagold NOBO), the Leagold NOBO should insert the name of the Leagold NOBO (or the name of the person that the Leagold NOBO wants to attend and vote on the Leagold NOBO’s behalf) in the space provided on the Leagold VIF and return it to Computershare in accordance with the instructions provided on the Leagold VIF. If Computershare or Leagold receives a written request that the Leagold NOBO or its nominee be appointed as proxyholder, if management is holding a proxy with respect to Leagold Common Shares beneficially owned by such Leagold NOBO, Leagold must arrange, without expense to the Leagold NOBO, to appoint the Leagold NOBO or its nominee as proxyholder in respect of those Leagold Common Shares. Under NI 54-101, unless corporate Law does not allow it, if the Leagold NOBO or its nominee is appointed as proxyholder by Leagold in this manner, the Leagold NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. If Leagold receives such instructions at least one Business Day before the deadline for submission of proxies, it is required to deposit the proxy within that deadline, in order to appoint the Leagold NOBO or its nominee as proxyholder. If a Leagold NOBO requests that the Leagold NOBO or its nominee be appointed as proxyholder, the Leagold NOBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the Leagold NOBOs vote to be counted.

Distribution to Leagold OBOs

In addition, Leagold will have caused its agent to deliver copies of the Leagold Meeting Materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Leagold Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (each a “Leagold Objecting Beneficial Owner” or “Leagold OBO”).

Applicable regulatory policy requires intermediaries to seek voting instructions from Leagold OBOs in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Leagold OBOs in order to ensure that their Leagold Common Shares are voted at the Leagold Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Leagold OBO by its intermediary is identical to the form of proxy provided to Registered Leagold Shareholders; however, its purpose is limited to instructing the Registered Leagold Shareholder on how to vote on behalf of the Leagold OBO. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Leagold OBO (holding your Leagold Common Shares through a bank, broker, trust company, or custodian) you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively Leagold OBOs can call the toll-free telephone number printed on their voting instruction form or go to www.proxyvote.com and enter their 16 digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Leagold Common Shares to be represented at the Leagold Meeting or any adjournment or postponement thereof.

Intermediaries are required to forward the Leagold Meeting Materials to Leagold OBOs unless a Leagold OBO has waived his or her right to receive them. Intermediaries often use service companies, such as Broadridge Financial Solutions, Inc., to forward the Leagold Meeting Materials to Leagold OBOs. Generally, those Leagold OBOs who have not waived the right to receive Leagold Meeting Materials will either:

(a)	be given a Leagold Proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Leagold Common Shares beneficially owned by the Leagold OBO, but which is otherwise uncompleted. This Leagold Proxy need not be signed by the Leagold OBO. In this case, the Leagold OBO who wishes to submit a Leagold Proxy should properly complete the Leagold Proxy and deposit it with Computershare in the manner set out above in this Circular, with respect to the Leagold Common Shares beneficially owned by such Leagold OBO; or

(b)	more typically, be given a voting information form which is not signed by the Intermediary and which, when properly completed and signed by the Leagold OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting information form will consist of a one page pre-printed form. The purpose of this procedure is to permit the Leagold OBO to direct the voting of the Leagold Common Shares beneficially owned by such Leagold OBO.

If a Leagold OBO wishes to attend the Leagold Meeting and vote in person (or have another person attend and vote on behalf of the Leagold OBO), the Leagold OBO should insert the Leagold OBO’s name (or the name of the person the Leagold OBO wants to attend and vote on the Leagold OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the Leagold OBO’s Intermediary or send the Intermediary another written request that the Leagold OBO or its nominee be appointed as proxyholder. The Intermediary is required under NI 54-101 to arrange, without expense to the Leagold OBO, to appoint the Leagold OBO or its nominee as proxyholder in respect of the Leagold OBO’s Leagold Common Shares. Under NI 54-101, unless corporate Law does not allow it, if the Intermediary makes an appointment in this manner, the Leagold OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An Intermediary who receives such instructions at least one Business Day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the Leagold OBO or its nominee as proxyholder. If a Leagold OBO requests that the Intermediary appoint the Leagold OBO or its nominee as proxyholder, the Leagold OBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the Leagold OBO’s vote to be counted.

Notice-and-Access

Leagold is not sending the Leagold Meeting Materials to Registered Leagold Shareholders, Non-Registered Leagold Shareholders, or Leagold Optionholders using notice-and-access delivery procedures.

Voting Securities of Leagold and Principal Holders Thereof

The Leagold Board has fixed the close of business on December 18, 2019 as the record date (the “Leagold Record Date”), being the date for the determination of the registered holders of Leagold Common Shares and Leagold Options entitled to receive notice of, and vote at, the Leagold Meeting. All such holders of record of Leagold Common Shares on the Leagold Record Date are entitled either to attend the Leagold Meeting in person and vote the Leagold Common Shares held by them or, provided a completed and executed Leagold Proxy shall have been delivered to Computershare, within the time specified in the attached Leagold Notice of Meeting, to attend by Leagold Proxy and to vote the Leagold Common Shares held by them. All such holders of record of Leagold Options on the Leagold Record Date are entitled to attend the Leagold Meeting in person and vote the Leagold Options held by them or, provided a completed and executed Leagold Proxy shall have been delivered to Computershare, within the time specified in the attached Leagold Notice of Meeting, to attend by Leagold Proxy and to vote the Leagold Options held by them.

At the Leagold Meeting, Leagold Securityholders will be asked to consider and, if thought advisable, to pass, with or without variation the Leagold Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Leagold Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by the Leagold Shareholders; (ii) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by the Leagold Securityholders, voting together as a single class; and (iii) a simple majority of the votes cast on the Leagold Arrangement Resolution by Leagold Shareholders present in person or represented by proxy at the Leagold Meeting, excluding votes attached to the Leagold Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

The authorized share capital of Leagold consists of an unlimited number of Leagold Common Shares, an unlimited number of preferred shares without par value and an unlimited number of Series 1 convertible preferred shares. As at the Leagold Record Date, there were 284,935,584 Leagold Common Shares, and no preferred shares or Series 1 convertible preferred shares issued and outstanding. As of the date of this Circular, there are 284,935,584 Leagold Common Shares and no preferred shares or Series 1 convertible preferred shares issued and outstanding. Each Leagold Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Leagold Meeting. As at the Leagold Record Date, there were 17,795,817 Leagold Options issued and outstanding. As of the date of this Circular, there are 17,795,817 Leagold Options issued and outstanding. Each Leagold Option entitles the holder thereof to one vote on those matters to be acted upon at the Leagold Meeting that the Leagold Optionholders are entitled to vote.

Business may be transacted at the Leagold Meeting if at least two or more Leagold Shareholders entitled to vote at the meeting are present in person or by proxy at the Leagold Meeting.

To the knowledge of the directors and executive officers of Leagold, as at the date hereof, the following are the only persons or companies that beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Leagold Common Shares:

Name of Leagold Securityholder	Number and Percentage of Leagold Common Shares
Yamana Gold Inc.	58,115,953 (20.4%)(1)
Orion Mine Finance Management II Limited	43,960,508 (15.4%)(2)
Newmont Goldcorp Corporation	34,635,091 (12.2%)(3)

Notes:

(1)	According to an insider filing report on May 24, 2018. Yamana Gold Inc. holds 25,212,995 Leagold Warrants and no Leagold Options. The percentage of Leagold Common Shares and Leagold Options beneficially owned or controlled or directed, directly or indirectly, by Yamana Gold Inc., calculated as a single class, is 19.2%.
(2)	According to an insider filing report on September 17, 2019, Orion Mine Finance Management II Limited holds 4,000,000 Leagold Warrants and no Leagold Options. The percentage of Leagold Common Shares and Leagold Options beneficially owned or controlled or directed, directly or indirectly, by Orion Mine Finance Management II Limited, calculated as a single class, is 14.5%.
(3)	According to an insider filing report on April 7, 2017. Newmont Goldcorp Corporation holds no Leagold Warrants or Leagold Options. The percentage of Leagold Common Shares and Leagold Options beneficially owned or controlled or directed, directly or indirectly, by Newmont Goldcorp Corporation, calculated as a single class, is 11.4%.

THE ARRANGEMENT

As at the date hereof, there are 113,438,263 Equinox Gold Common Shares and 284,935,584 Leagold Common Shares issued and outstanding. Leagold Shareholders will own approximately 45% of the post-Arrangement Equinox Gold Common Shares on an undiluted basis (assuming no additional Equinox Gold Common Shares are issued by Equinox Gold prior to the Effective Date, no Equinox Gold Options, Equinox Gold Warrants, Leagold Options or Leagold Warrants are exercised and no Dissent Rights are exercised). The Arrangement will be implemented by way of a court-approved Plan of Arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order.

Background to the Arrangement

The execution of the Arrangement Agreement was the result of the arm’s length negotiations among representatives and legal and financial advisors of Leagold and Equinox Gold. The following is a summary of the material events which led to the negotiations of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

Both Equinox Gold and Leagold’s management teams regularly consider and investigate opportunities to enhance value for their respective shareholders, including monitoring the activities and assets of various industry participants in order to identify possible strategic transactions. Accordingly, each of Equinox Gold and Leagold had knowledge of each other’s operations and assets.

During the summer of 2019, there were several informal interactions between the management of Equinox Gold and management of Leagold, which resulted in a meeting between Ross Beaty, Equinox Gold’s Chairman, and Neil Woodyer, Leagold’s Chief Executive Officer, on July 31, 2019 to discuss a possible business combination between the parties. Mr. Beaty and Mr. Woodyer had a further meeting on August 9, 2019 to continue such discussions. On September 4, 2019, Mr. Beaty and Mr. Woodyer met to continue discussions which led to reciprocal invitations to conduct site visits at the properties of each of the parties, to increase the collective understanding of the entity that could result from a business combination.

Leagold’s Senior Vice President – Technical Services visited Equinox Gold’s Castle Mountain project in California on September 9, 2019. Following this site visit, discussions continued regarding a potential business combination. The parties entered into a reciprocal confidentiality agreement on September 24, 2019. On September 25, 2019, Leagold and Equinox Gold began uploading due diligence materials to an electronic data room for the other party to access.

On October 8, 2019, Mr. Beaty visited Leagold’s Los Filos mine in Mexico.

Following the site visits, the parties continued with their initial due diligence investigations, including completing desk-top reviews of the applicable assets, following which both parties engaged in more detailed due diligence investigations and continue to discuss a potential transaction. Due to the time and resources each party anticipated devoting to ongoing due diligence and negotiation, Equinox Gold and Leagold entered into an exclusivity agreement on October 23, 2019, whereby Equinox Gold and Leagold agreed to exclusively negotiate a potential business combination. The exclusivity agreement was set to expire on December 31, 2019. A non-binding term sheet was circulated concurrently with the exclusivity agreement.

On October 17, 2019 Leagold engaged the services of SRK Consulting as independent technical consultants to assist with: (i) the analysis of the review of the various mine and project sites of Equinox Gold, and (ii) the identification of key due diligence variables.

On October 29, 2019 Equinox Gold engaged AMC Consultants as independent technical consultants.

Between October 24, 2019 and November 20, 2019, site visits were completed by representatives of Leagold at Equinox Gold’s Aurizona Mine, Mesquite Mine and Castle Mountain Project and by representatives of Equinox Gold at Leagold’s Los Filos Mine, Fazenda Mine and Santa Luz Project.

On October 30, 2019, at its previously scheduled board meeting held to approve Equinox Gold’s third quarter financial statements, the Equinox Gold management team updated the Equinox Gold Board on the status of the potential transaction with Leagold, including a discussion of the strategic rationale.

On November 5, 2019, at its previously scheduled board meeting held to approve Leagold’s third quarter financial statements, the Leagold management team provided a strategic update to the Leagold Board, which included discussion of Leagold’s corporate development strategy. Leagold management also updated the Leagold Board on the status of discussions with Equinox Gold and elaborated on how a potential transaction with Equinox Gold could achieve the goals set out in Leagold’s corporate development strategy.

On November 15, 2019, an initial draft of the Arrangement Agreement was circulated by the legal advisors of Equinox Gold to Leagold and its legal advisors. Throughout the following month, representatives and legal advisors of Equinox Gold and Leagold continued their due diligence investigations, exchanged drafts and negotiated the terms of the Arrangement Agreement, the Voting Agreements and other related agreements.

On November 20, 2019, BMO was engaged as Equinox Gold’s exclusive financial advisor to provide Equinox Gold financial advisory and investment banking services, including, if requested, providing a fairness opinion.

Between November 30, 2019 and December 2, 2019, Ross Beaty travelled to Abu Dhabi to meet with representatives of Mubadala to discuss Equinox Gold’s progress on the potential transaction with Leagold, including the strategic rationale for such transaction, the Mubadala Pre-emptive Right, and the terms of a potential convertible debt financing.

On December 4, 2019, Mr. Beaty and Mr. Woodyer met in Vancouver to again discuss the indicative terms of a potential business combination involving 100%-share based consideration and the potential financial support from Mubadala. While no agreement had been reached regarding price, both parties considered that sufficient progress had been made to allow the discussions to continue.

On December 4, 2019, Leagold’s legal advisors delivered a preliminary due diligence report to Leagold.

On December 5, 2019, the Leagold Board appointed the Leagold Special Committee consisting of two independent directors, Peter Marrone and Gordon Campbell, with a mandate to assess and examine the proposed business combination with Equinox Gold. The Special Committee was also vested with the authority to engage and retain professional advisors, including a financial advisor to review the proposed transaction and render an independent fairness opinion to the Leagold Special Committee and the Leagold Board.

On December 7, 2019 and on December 8, 2019, in advance of the Leagold Special Committee meeting, the Leagold Special Committee was provided extensive materials summarizing the results of the technical, legal, financial and tax due diligence conducted to date together with information on the current structure and proposed financing terms for the overall transaction.

On December 8, 2019, the Leagold Special Committee met with Leagold management, Scotia and Leagold’s legal advisors attending as guests, to discuss the potential transaction timelines, and Scotia’s qualifications. Leagold’s management team presented an update on the status of the transaction and an extensive discussion of due diligence findings. The Leagold Special Committee then held an in camera session and determined to appoint Scotia as financial advisors for the preparation of a fairness opinion with respect to the proposed transaction. On December 8, 2019, the Leagold Special Committee and Leagold Board entered into an engagement letter with Scotia. Following the Leagold Special Committee meeting, the Leagold Board was provided with the same materials as were delivered to the Leagold Special Committee.

On December 9, 2019, representatives of Scotia met with Leagold’s management to commence its work with respect to the Leagold Fairness Opinion.

On December 10 and 11, 2019, Mr. Milau, Mr. Currie and Mr. Heffernan visited Leagold’s Los Filos mine in Mexico.

On December 12, 2019, the Leagold Special Committee held a meeting, with Leagold’s management and legal advisors attending as guests, at which Leagold’s management provided an update on the transaction, including with respect to due diligence matters and transaction parameters.

Management and financial and legal advisors of Leagold and Equinox Gold continued to negotiate the terms of the Arrangement, conduct due diligence and prepare and negotiate the relevant documentation, including the Arrangement Agreement, the Plan of Arrangement and the Voting Agreements. The parties also negotiated to secure the commitment of the various third parties related to the Debt Financing and Equity Financing. During such period, management of Leagold conducted a number of informal discussions with members of the Leagold Board, providing updates on the status of the transaction and obtaining their views on a potential transaction.

On December 13, 2019, the Leagold Special Committee and Leagold Board were provided with presentation materials from Leagold management updating on the status and terms of the proposed transaction, which included an analysis by Scotia and updated due diligence reports. Leagold’s legal advisors delivered a final due diligence report to Leagold

On December 13, 2019, the Equinox Gold Board held a meeting with Equinox management, and legal and financial advisors attending as guests, to consider the Arrangement Agreement and the execution thereof. Following discussion regarding these matters, BMO delivered a presentation on the work undertaken and methodology used for the purposes of preparing the Equinox Gold Fairness Opinion. The Equinox Gold Board discussed the final Arrangement Agreement and the execution thereof, and asked questions of BMO regarding the Arrangement. The members of the Equinox Gold Board were also given the opportunity to ask Equinox Gold’s legal advisors questions. At the end, BMO provided an oral opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio provided for pursuant to the Arrangement was fair, from a financial point of view, to Equinox Gold.

The Equinox Gold Board considered a number of factors, including the factors discussed under the heading “The Arrangement – Reasons for the Recommendation of the Equinox Gold Board”. Following discussion, and consultation with its legal advisors, the Equinox Gold Board unanimously resolved that:

•	the Arrangement is in the best interests of Equinox Gold;
•	the Equinox Gold Board unanimously recommend that Equinox Gold Shareholders vote in favour of the Equinox Gold Shareholder Resolution and Private Placement Resolution;
•	the Arrangement Agreement, and the terms and conditions therein, and all matters contemplated therein, were approved; and
•	Equinox Gold was authorized to enter into the Arrangement Agreement and perform all obligations of Equinox Gold thereunder.

On December 14, 2019, the proposed Leagold Share Consideration was agreed to by the parties.

On December 14, 2019, the Leagold Special Committee held a meeting, with Leagold management, and legal and financial advisors attending as guests, to consider the draft Arrangement Agreement and the execution thereof, including the due diligence completed to-date, the commitment letters related to the Debt Financing and Equity Financing and other relevant matters. At this meeting, the Leagold Special Committee received a verbal fairness opinion from Scotia, which involved a detailed presentation describing the Arrangement, the engagement of Scotia, pertinent aspects of the parties to the Arrangement and outlining Scotia’s approach to assessing fairness, analyses performed, and other transaction considerations, as well as the overall scope of review. The members of the Leagold Special Committee were given the opportunity to ask Scotia and Leagold’s legal advisors questions. Following consideration of a number of factors and relying on financial, legal and other advisors and discussions with management and their review of the Leagold Fairness Opinion, the Leagold Special Committee unanimously recommended the Arrangement to the Leagold Board and, in particular, made the following recommendations to the Leagold Board:

•	the Leagold Board determine that the Leagold Share Consideration to be received by the Leagold Shareholders, is fair, from a financial point of view, to the Leagold Shareholders;
•	the Arrangement Agreement and the Plan of Arrangement contemplated therein be unanimously approved; and
•	the Leagold Board unanimously recommend that the Leagold Securityholders approve the Arrangement and vote in favour of the resolution approving the Arrangement.

Later on December 14, 2019, the Leagold Board met, with Leagold’s management and legal and financial advisors attending as guests, to consider the Arrangement and the Arrangement Agreement and the execution thereof. The members of the Leagold Board were given the opportunity to ask Scotia and Leagold’s legal advisors questions. The Leagold Board considered a number of factors, including the recommendation of the Leagold Special Committee and those factors discussed under the heading “The Arrangement – Reasons for the Recommendation of the Leagold Board”. Following discussion, and after consultation with its legal and financial advisors, the Leagold Board unanimously resolved that:

•	the Arrangement, and the Leagold Share Consideration to be received by Leagold Shareholders, are fair, from a financial point of view, to the Leagold Shareholders and the Arrangement is in the best interests of Leagold;

•	the Leagold Board unanimously recommend that Leagold Securityholders approve the Arrangement; and
•	the Arrangement Agreement, and the terms and conditions thereof, and all matters contemplated therein, was approved and Leagold was authorized to enter into the Arrangement Agreement and perform all obligations of Leagold thereunder.

On December 15, 2019, management of Leagold and Equinox Gold, along with their respect legal advisors, worked to finalize the Arrangement Agreement, the Plan of Arrangement, and the documents related thereto, following which the Arrangement Agreement and the Voting Agreements were executed and delivered. A joint press release announcing the Arrangement was issued by Equinox Gold and Leagold on December 16, 2019.

Required Vote

At the Equinox Gold Meeting, pursuant to the requirements of the TSX and the NYSE American, Equinox Gold Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the Equinox Gold Shareholder Resolution authorizing the issuance of Equinox Gold Common Shares issued or issuable in connection with the Arrangement and the Private Placement Resolution authorizing the issuance of Equinox Gold Common Shares to Ross Beaty, an insider of Equinox Gold, pursuant to the Equity Financing, the full text of which is set out in Appendix A. The Equinox Gold Shareholder Resolution is required pursuant to section 611 of the TSX Company Manual, as the number of Equinox Gold Common Shares to be issued to Leagold Shareholders pursuant to the Arrangement exceeds 25% of the number of Equinox Gold Common Shares issued and outstanding. The Private Placement Resolution is required pursuant to section 607 of the TSX Company Manual, as the Equity Financing involves the issuance of Equinox Gold Common Shares to an insider of Equinox Gold. In order to become effective, the Equinox Gold Shareholder Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Equinox Gold Shareholder Resolution by Equinox Gold Shareholders present in person or represented by proxy at the Equinox Gold Meeting and the Private Placement Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Private Placement Resolution by Equinox Gold Shareholders present in person or represented by proxy at the Equinox Gold Meeting, excluding votes attached to the Equinox Gold Common Shares owned or controlled by Ross Beaty.

The Equinox Gold Shareholder Resolution approves the issuance of: (1) up to 94,313,678 Equinox Gold Common Shares to Leagold Shareholders pursuant to the Plan of Arrangement, (2) up to 5,890,415 Equinox Gold Common Shares that may be issued pursuant to the exercise of Leagold Options, (3) up to 16,786,953 Equinox Gold Common Shares that may be issued pursuant to the exercise of Leagold Warrants, (4) up to 16,666,667 Equinox Gold Common Shares that may be issued upon the conversion of the convertible debentures to be issued pursuant to the Convertible Debenture Financing, (5) up to 6,472,491 Equinox Gold Common Shares to be issued pursuant to the Equity Financing, (6) up to 20,327,181 Equinox Gold Common Shares that may be issued pursuant to the Mubadala Pre-emptive Right, if exercised, and (7) up to 11,603,496 Equinox Gold Common Shares that may be issued pursuant to the Pacific Road Pre-emptive Right, if exercised. In aggregate, up to 172,060,881Equinox Gold Common Shares are to be approved for issuance by the Equinox Gold Shareholder Resolution, which represents 152% of the number of Equinox Gold Common Shares issued and outstanding as of the date of this Circular.

The TSX will generally not require further Equinox Gold Shareholder approval for the issuance of up to an additional 43,015,220 Equinox Common Shares, such number being 25% of the number of Equinox Gold Common Shares approved for issuance pursuant to the Equinox Gold Shareholder Resolution.

In the event that at the Equinox Gold Meeting the Equinox Gold Shareholder Resolution is approved and the Private Placement Resolution is not approved, it is possible that Equinox Gold and Leagold may agree to proceed with the Arrangement. The Arrangement Agreement includes a condition precedent that Equinox Gold complete the Debt Financing. Completion of the Equity Financing is a condition to the Debt Financing. If the Private Placement Resolution is not approved, it is possible that Equinox Gold and Leagold will agree to alternative financing arrangements that allow the Arrangement to be completed. If the Private Placement Resolution is not approved, it is also possible that the Arrangement Agreement will be terminated, and the Arrangement will not be completed.

It is the intention of the persons named in the instrument of proxy enclosed with the Equinox Gold Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Equinox Gold Shareholder Resolution and Private Placement Resolution.

At the Leagold Meeting, Leagold Securityholders will be asked to consider and, if thought advisable, to pass, with or without variation the Leagold Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Leagold Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by the Leagold Shareholders; (ii) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by the Leagold Securityholders, voting together as a single class; and (iii) a simple majority of the votes cast on the Leagold Arrangement Resolution by Leagold Shareholders present in person or represented by proxy at the Leagold Meeting, excluding votes attached to the Leagold Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

It is the intention of the persons named in the instrument of proxy enclosed with the Leagold Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Leagold Arrangement Resolution.

Equinox Gold Fairness Opinion

BMO was retained by Equinox Gold as its exclusive financial advisor with respect to a possible change of control transaction involving Leagold. The engagement includes providing Equinox Gold with financial advisory and investment banking services related thereto, including providing an opinion as to the fairness, from a financial point of view, of the Exchange Ratio provided for pursuant to the Arrangement to Equinox Gold of the consideration to be provided by Equinox Gold to the Leagold Shareholders.

On December 13, 2019, BMO orally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio provided for pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold. The full text of the Equinox Gold Fairness Opinion, setting out the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Equinox Gold Fairness Opinion, is attached as Appendix G to this Circular. The summary of the Equinox Gold Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Equinox Gold Fairness Opinion.

Pursuant to its engagement letter with BMO, Equinox Gold has agreed to pay BMO fees for its services as financial advisor, including a fixed fee for the Equinox Gold Fairness Opinion (which is not contingent on the substance of or conclusions reached in the Equinox Gold Fairness Opinion or the completion of the Arrangement) and fees that are contingent on completion of the Arrangement. Equinox Gold has also agreed to reimburse BMO for its reasonable expenses incurred in connection with its services and to indemnify BMO against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the Equinox Gold Fairness Opinion.

The Equinox Gold Fairness Opinion is not a recommendation to any Equinox Gold Shareholder as to how to vote or act on any matter relating to the Arrangement. The Equinox Gold Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Equinox Gold or in which Equinox Gold might engage or as to the underlying business decision of Equinox Gold to proceeds with or effect the Arrangement. The Equinox Gold Fairness Opinion is only one factor that was taken into consideration by the Equinox Gold Board in making its determination to recommend that the Equinox Gold Shareholders vote in favour of the Equinox Gold Shareholder Resolution and Private Placement Resolution. See “The Arrangement – Reasons for the Recommendation of the Equinox Gold Board”.

The Equinox Gold Board urges Equinox Gold Shareholders to review the Equinox Gold Fairness Opinion carefully and in its entirety. See Appendix G of this Circular.

Recommendation of the Equinox Gold Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Equinox Gold Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, the Equinox Gold Board has unanimously determined that the Arrangement is in the best interest of Equinox Gold and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Equinox Gold Board has unanimously approved the Arrangement and unanimously recommends that the Equinox Gold Shareholders vote FOR the Equinox Gold Shareholder Resolution and Private Placement Resolution.

Leagold Fairness Opinion

Scotia was retained by Leagold to provide an opinion as to the fairness, from a financial point of view, of the Leagold Share Consideration to be received by Leagold Shareholders pursuant to the Arrangement Agreement.

On December 14, 2019, Scotia verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Leagold Share Consideration to be paid to Leagold Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Leagold Shareholders. The full text of the Leagold Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Leagold Fairness Opinion, is attached as Appendix H to this Circular. The summary of the Leagold Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Leagold Fairness Opinion.

Under the engagement letter with Scotia, Leagold has agreed to pay a fixed opinion fee for the Leagold Fairness Opinion, plus applicable taxes and reasonable expenses incurred by Scotia for its services related to providing the Leagold Fairness Option, which are not contingent on the substance of the Leagold Fairness Opinion or the completion of the Arrangement. Leagold has also agreed to indemnify Scotia against certain liabilities in connection with its engagement.

The Leagold Fairness Opinion is not a recommendation to any Leagold Securityholder as to how to vote or act on any matter relating to the Arrangement. The Leagold Fairness Opinion is only one factor that was taken into consideration by the Leagold Board in making its determination to recommend that the Leagold Securityholders vote in favour of the Leagold Arrangement Resolution. “The Arrangement – Reasons for the Recommendation of the Leagold Board”.

The Leagold Board urges Leagold Securityholders to review the Leagold Fairness Opinion carefully and in its entirety. See Appendix H of this Circular.

Leagold Special Committee

The Leagold Special Committee was formed to, among other things, examine and review the merits of the proposed transaction between Equinox Gold and Leagold and consider other available strategic alternatives in conjunction with management and Leagold’s professional advisors and make recommendations to the Leagold Board with respect to any such proposed transactions.

After careful consideration, including a thorough review of the Arrangement Agreement, the Leagold Fairness Opinion, as well as a thorough review of other materials and information, including matters discussed in this Circular, and taking into account the best interests of Leagold and in consultation with its legal advisors, the Leagold Special Committee unanimously recommended to the Leagold Board that the Leagold Board determine that the Leagold Share Consideration to be received by the Leagold Shareholders is fair, from a financial point of view, to the Leagold Shareholders, that the Arrangement Agreement and the Plan of Arrangement contemplated therein be unanimously approved and the Leagold Board unanimously recommend that the Leagold Securityholders approve the Arrangement and vote in favour of the resolution approving the Arrangement.

Recommendation of the Leagold Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Leagold Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, and on the unanimous recommendation of the Leagold Special Committee, the Leagold Board unanimously determined that the merger to be effected by way of the Plan of Arrangement is in the best interests of Leagold, that the Leagold Share Consideration to be received by the Leagold Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Leagold Shareholders and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Leagold Board has unanimously approved the Arrangement and unanimously recommends that the Leagold Securityholders vote FOR the Leagold Arrangement Resolution.

Reasons for the Arrangement

In reaching a conclusion that the Arrangement is in the best interest of Equinox Gold and Leagold, respectively, and in making their recommendations to Equinox Gold Shareholders and Leagold Securityholders, respectively, the Equinox Gold Board and Leagold Board considered and relied upon a number of factors, including:

(a)	Creating one of the world’s top gold producers operating entirely in the Americas. The Arrangement will combine two Americas-based gold mining asset portfolios into one with six operating mines and two development projects in the USA, Mexico and Brazil. The Arrangement provides increased operational diversification with a greater number of properties and expanded geographic profile.
(b)	An at-market share exchange ratio. The Exchange Ratio was based on closing market prices for both Equinox Gold and Leagold on the TSX on December 13, 2019. This at-market exchange ratio of 0.331 of an Equinox Gold Common Share for every Leagold Common Share is in line with the average market-based exchange from January 1, 2019 to December 13, 2019 of 0.318, implying an at-market transaction consistent with multiple time periods.
(c)	Full participation by both sets of shareholders in the combined operations and growth projects. The consideration to Leagold Shareholders pursuant to the Arrangement is 100%-share based to preserve cash resources to fund growth and permit all shareholders to remain fully invested. If the Arrangement is completed, Equinox Gold Shareholders will hold approximately 55% and Leagold Shareholder will hold approximately 45% of the issued and outstanding shares of Equinox Gold (on a non-diluted basis). Through ownership of Equinox Gold Common Shares, both sets of shareholders will continue to participate in the opportunities associated with the combined company’s assets and properties.
(d)	Experienced Board of Directors led by Ross Beaty as Chairman. Following the Arrangement, Equinox Gold will benefit from an experienced Board of Directors led by Ross Beaty as Chairman with Tim Breen, Lenard Boggio and Marshall Koval continuing from Equinox Gold, and Neil Woodyer, Peter Marrone, Gordon Campbell and General Wesley K. Clark joining from Leagold.
(e)	Integrated management team led by Neil Woodyer as CEO. Following the Arrangement, the Equinox Gold management team will be an experienced, integrated management team led by Neil Woodyer as CEO, Christian Milau as EVP Corporate, Attie Roux as COO and Peter Hardie as CFO.
(f)	G&A Cost Savings. The complementary assets of Equinox Gold and Leagold are expected to create synergies between the parties, including general and administrative cost savings to the parties of approximately $10 million per year. These savings will be realized from a reduction of duplicate management roles and overhead.
(g)	Concurrent financings will create a well-funded combined entity with reduced cost of capital. It is a condition to the completion of the Arrangement that, concurrent with, and subject to, completion of the Arrangement, Equinox Gold completes the Debt Financing, a $500 million refinancing of existing credit facilities of Equinox Gold and Leagold from a syndicate of lenders. It is expected that in order for the lenders to provide the Debt Financing, Equinox Gold must complete the Equity Financing, a private placement of Equinox Gold Common Shares, at a price of US$6.18 (C$8.15, as at December 13, 2019) per Equinox Gold Common Share, for proceeds of US$40 million; and the Convertible Debenture Financing, a private placement of US$130 million in convertible debentures. Accordingly, Equinox Gold expects to have the funds necessary to execute its business plan following the Arrangement. On a pro forma basis, before transaction costs related to the Arrangement, as at September 30, 2019, Equinox Gold had, after giving effect to the completion of the Arrangement, approximately $270 million in cash.

(h)	Increased Market Capitalization. Equinox Shareholders and Leagold Securityholders will have the opportunity to participate in a combined company that should have increased market capitalization and that is anticipated to receive greater market attention than Equinox Gold and Leagold currently receive, resulting in greater liquidity. This larger scale provides an entry point for institutional investors and qualifies Equinox Gold for additional index inclusion in 2020. The combination also presents an opportunity for relative market valuation re-rating.
(i)	Superior Proposals. The Arrangement Agreement allows the parties, subject to compliance with the Arrangement Agreement, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal that could reasonably be expected to lead to a Superior Proposal. The ability to terminate the Arrangement Agreement in specified circumstances, subject to a “right to match”, to accept a Superior Proposal on payment of the Termination Fee of US$20 million provided further assurance to the boards of directors of each of Equinox Gold and Leagold that each board would have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed. See “The Arrangement Agreement – Non-Solicitation Covenant and Acquisition Proposal”.
(j)	Voting Agreements. Directors and officers of Equinox Gold and Leagold and certain Equinox Gold Shareholders and Leagold Shareholders have entered into Voting Agreements with Equinox Gold or Leagold, as applicable, pursuant to which, and subject to the terms thereof, they have agreed to vote their Equinox Gold Common Shares in favour of the Equinox Gold Shareholder Resolution and to vote their Leagold Common Shares and Leagold Options in favour of the Leagold Arrangement Resolution, as applicable. See “The Arrangement – Voting Agreements”.
(k)	Comprehensive Arm’s Length Negotiations. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of each party’s legal counsel.

See Appendices D and F for further information concerning Equinox Gold following completion of the Arrangement.

Equinox Gold

In addition to the factors listed above, the Board of Directors of Equinox Gold also considered and relied upon the following factors in making its recommendation to Equinox Gold Shareholders:

(a)	Equinox Fairness Opinion. Equinox Gold’s financial advisor, BMO, provided its opinion to the Equinox Gold Board to the effect that, as of December 13, 2019, based upon the scope of review and subject to the assumptions, limitations and qualifications set out in the Equinox Gold Fairness Opinion, the Exchange Ratio provided pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold. See “The Arrangement – Equinox Gold Fairness Opinion”.
(b)	Majority approval. The TSX and NYSE American requirements that the Equinox Gold Shareholder Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Equinox Gold Shareholder Resolution by Equinox Gold Shareholders present in person or represented by proxy at the Equinox Gold Meeting.

The Equinox Gold Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

(a)	The risks to Equinox Gold if the Arrangement is not completed, including the costs to Equinox Gold in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the inability to raise new funding.

(b)	The Arrangement Agreement’s restrictions on Equinox Gold soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.
(c)	The Termination Fee of US$20,000,000 payable to Leagold in certain circumstances, including if Equinox Gold enters into an agreement with a third party to acquire Equinox Gold that constitutes a Superior Proposal.
(d)	The right of Leagold to terminate the Arrangement Agreement under certain limited circumstances.
(e)	The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Equinox Gold Shareholders, Leagold Securityholders, or any other third party whose consent is required including, without limitation Key Regulatory Approvals.
(f)	The risk of delay of Key Regulatory Approvals, including the approval of the Arrangement by the Mexican Federal Economic Competition Commission.

The Equinox Gold Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

The foregoing summary of the information and factors considered by the Equinox Gold Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Equinox Gold Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Equinox Gold Board’s recommendation was made after considering all of the above-noted factors and in light of the Equinox Gold Board’s knowledge of the business, financial condition and prospects of Equinox Gold, and was also based on the advice of legal advisors to the Equinox Gold Board. In addition, individual members of the Equinox Gold Board may have assigned different weights to different factors.

Leagold

In addition to the factors listed above, the Board of Directors of Leagold also considered and relied upon the following factors in making its recommendation to Leagold Securityholders:

(a)	Leagold Fairness Opinion. Leagold’s financial advisor, Scotia, provided its opinion to the Leagold Board to the effect that, as of December 14, 2019, and subject to the assumptions, limitations and qualifications set out in the Leagold Fairness Opinion, the Leagold Share Consideration to be received by the Leagold Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Leagold Shareholders. See “The Arrangement – Leagold Fairness Opinion”.
(b)	Special Majority and Majority of the Minority Approvals. The requirement that the Leagold Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by Leagold Shareholders; (ii) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by Leagold Securityholders, voting together as a single class; and (iii) a simple majority of the votes cast on the Leagold Arrangement Resolution by Leagold Shareholders present in person or represented by proxy at the Leagold Meeting, excluding votes attached to the Leagold Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.
(c)	Court Approval. The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement to Leagold Securityholders will be considered.

(d)	Availability of Dissent Rights. The availability of Dissent Rights to the Registered Leagold Shareholders with respect to the Arrangement.
(e)	Review by Leagold Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of its legal counsel, and in the judgment of the Leagold Special Committee relying on financial, legal and other advisors and discussions with management and their review of the Leagold Fairness Opinion, the Leagold Share Consideration to be received by the Leagold Shareholders is fair from a financial point of view to the Leagold Shareholders.
(f)	100% Acquisition of Leagold Common Shares. The Arrangement is for 100% of the Leagold Common Shares and, under the Plan of Arrangement, all Leagold Shareholders are treated identically.

The Leagold Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

(a)	The risks to Leagold if the Arrangement is not completed, including the costs to Leagold in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the ability to raise new funding.
(b)	The Arrangement Agreement’s restrictions on Leagold soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.
(c)	The Termination Fee of US$20,000,000 payable to Equinox Gold in certain circumstances, including if Leagold enters into an agreement with a third party to acquire Leagold that constitutes a Superior Proposal.
(d)	The conditions to Equinox Gold’s obligations to complete the Arrangement, including that holders of no more than 5% of the issued and outstanding Leagold Common Shares shall have exercised Dissent Rights.
(e)	The right of Equinox Gold to terminate the Arrangement Agreement under certain limited circumstances.
(f)	The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Leagold Securityholders, Equinox Gold Shareholders, or any other third party whose consent is required.
(g)	The potential negative effect on Leagold’s relationship with its stakeholders, including customers, suppliers, and employees.

The Leagold Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

The foregoing summary of the information and factors considered by the Leagold Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Leagold did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Leagold Board’s recommendation was made after considering all of the above-noted factors and in light of the Leagold Board’s knowledge of the business, financial condition and prospects of Leagold, and was also based on the advice of legal advisors to the Leagold Board. In addition, individual members of the Leagold Board may have assigned different weights to different factors.

Voting Agreements

Leagold has entered into Voting Agreements with each of the officers, directors and certain shareholders of Equinox Gold, pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions of the Voting Agreements, to vote their Equinox Gold Common Shares in favour of the Equinox Gold Shareholder Resolution to approve the issuance of Equinox Gold Common Shares in connection with the Arrangement. The Locked-up Shareholders collectively beneficially own or exercise control or direction over 23,977,201 Equinox Gold Common Shares, representing approximately 21% of the outstanding Equinox Gold Common Shares.

Equinox Gold has entered into Voting Agreements with each of the officers, directors and certain shareholders of Leagold, pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions of the Voting Agreements, to vote their Leagold Common Shares and Leagold Options in favour of the Leagold Arrangement Resolution to approve the Arrangement. The Locked-up Shareholders collectively beneficially own or exercise control or direction over 120,831,515 Leagold Common Shares and 12,686,777 Leagold Options, representing approximately 42.4% of the outstanding Leagold Common Shares and 44.1% of the outstanding Leagold Common Shares and Leagold Options, calculated as a single class.

Their respective obligations under the Voting Agreements may be terminated at any time upon the written agreement of either Equinox Gold or Leagold, as the case may be, and the Locked-up Shareholders, and will be terminated if the Arrangement Agreement is terminated in accordance with its terms.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C of this Circular.

The purpose of the Arrangement is to effect the combination of the businesses of Equinox Gold and Leagold through the acquisition of all of the issued and outstanding Leagold Common Shares by Equinox Gold. Pursuant to the Arrangement Agreement, Equinox Gold and Leagold have agreed to complete the Arrangement pursuant to which, among other things, Equinox Gold will acquire all of the issued and outstanding Leagold Common Shares. Upon completion of the Arrangement, Leagold will be a wholly-owned Subsidiary of Equinox Gold.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in the first quarter of 2020. At the Effective Time, the following shall occur or be deemed to occur sequentially in the following order:

1.	each Leagold Common Share held by a Leagold Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Leagold and Leagold shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement, and: (i) the name of such holder shall be removed from the central securities register as a holder of Leagold Common Shares and such Leagold Common Shares shall be cancelled and cease to be outstanding; and (ii) such Leagold Dissenting Shareholders will cease to have any rights as Leagold Shareholders other than the right to be paid the fair value for their Leagold Common Shares by Leagold;
2.	each Leagold Common Share (other than Leagold Dissenting Shares or a Leagold Common Share held by Equinox Gold or any Subsidiary of Equinox Gold) shall be deemed to be transferred to Equinox Gold and, in consideration therefor, Equinox Gold shall issue the Leagold Share Consideration for each Leagold Common Share, subject to Section 3.3 and Article 5 of the Plan of Arrangement;
3.	each Leagold Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for a Replacement Option. The exercise price per Equinox Gold Common Share subject to a Replacement Option shall be an amount equal to the quotient of: (A) the exercise price per Leagold Common Share subject to each such Leagold Option immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Leagold Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The Money Amount in respect of a Replacement Option exceeds the Leagold Option In-The Money Amount in respect of the Leagold Option for which it is exchanged, the number of Equinox Gold Common Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The Money Amount in respect of the Replacement Option does not exceed the Leagold Option In-The Money Amount in respect of the Leagold Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. All other terms and conditions of the Replacement Options, including the term to expiry, will be the same as the Leagold Option for which it was exchanged and each Replacement Option shall continue to be governed by and be subject to the terms of the Leagold Stock Option Plan and the agreement evidencing the grant of such Leagold Option. For greater certainty, any Replacement Options that are held by a person who ceases to be an “Eligible Person” pursuant to the Leagold Stock Option Plan shall terminate in accordance with the terms of the Leagold Stock Option Plan. Any document previously evidencing Leagold Options will thereafter evidence and be deemed to evidence the Replacement Options exchanged therefor and no certificates evidencing the Replacement Options will be issued;

4.	each Leagold PSU outstanding immediately prior to the Effective Time shall be adjusted based on the Exchange Ratio, Equinox shall be responsible for all obligations in respect of and all conditions otherwise applicable to such Leagold PSUs, including performance vesting conditions applicable to such PSUs shall be in accordance with the terms of such PSUs and the Leagold Performance Share Unit Plan; for greater certainty, the properties that are the subject of the performance vesting conditions shall not be adjusted in any manner;
5.	each Leagold DSU outstanding immediately prior to the Effective Time shall be adjusted based on the Exchange Ratio and shall be redeemable in accordance with its terms and the terms of the Leagold Deferred Share Unit Plan; and
6.	each Leagold Warrant shall be adjusted in accordance with the terms of the applicable warrant indenture, agreement or warrant certificate such that, following the Effective Time, (i) such Leagold Warrant shall be exercisable to acquire from Acquiror, other than as provided in the Arrangement Agreement, the number of Equinox Gold Common Shares equal to the product of: (A) the number of Leagold Common Shares subject to such Leagold Warrant immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Equinox Gold Common Share on any particular exercise of such Leagold Warrant, then the number of Equinox Gold Common Shares otherwise issued shall be rounded down to the nearest whole number of Equinox Gold Common Shares; and (ii) the exercise price per Equinox Gold Common Share subject to such Leagold Warrant shall be an amount equal to the quotient of: (A) the exercise price per Leagold Share subject to each such Leagold Warrant immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of such Leagold Warrant shall be rounded up to the nearest whole cent.

No fractional Equinox Gold Common Shares will be issued in connection with the Arrangement. The number of Equinox Gold Common Shares to be issued will be rounded down to the nearest whole number of Equinox Gold Common Shares in the event that any person would otherwise be entitled to a fractional Equinox Gold Common Share.

See the “Plan of Arrangement” attached as Appendix C for additional information.

Securityholder Approval

Equinox Gold Shareholder Approval

At the Equinox Gold Meeting, Equinox Gold Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the Equinox Gold Shareholder Resolution authorizing the issuance of Equinox Gold Common Shares in connection with the Arrangement and the Private Placement Resolution authorizing the issuance of Equinox Gold Common Shares to Ross Beaty, an insider of Equinox Gold, pursuant to the Equity Financing, the full text of which is set out in Appendix A. The Equinox Gold Shareholder Resolution is required pursuant to section 611 of the TSX Company Manual, as the number of Equinox Gold Common Shares to be issued to Leagold Shareholders pursuant to the Arrangement exceeds 25% of the number of Equinox Gold Common Shares issued and outstanding. The Private Placement Resolution is required pursuant to section 607 of the TSX Company Manual, as the Equity Financing involves the issuance of Equinox Gold Common Shares to an insider of Equinox Gold. In order to become effective, the Equinox Gold Shareholder Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Equinox Gold Shareholder Resolution by Equinox Gold Shareholders present in person or represented by proxy at the Equinox Gold Meeting and the Private Placement Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Private Placement Resolution by Equinox Gold Shareholders present in person or represented by proxy at the Equinox Gold Meeting, excluding votes attached to the Equinox Gold Common Shares owned or controlled by Ross Beaty.

It is the intention of the persons named in the instrument of proxy enclosed with the Equinox Gold Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Equinox Gold Shareholder Resolution and Private Placement Resolution.

Leagold Securityholder Approval

At the Leagold Meeting, Leagold Securityholders will be asked to consider and, if thought advisable, to pass, with or without variation the Leagold Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Leagold Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by the Leagold Shareholders; (ii) at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by the Leagold Securityholders, voting together as a single class; and (iii) a simple majority of the votes cast on the Leagold Arrangement Resolution by Leagold Shareholders present in person or represented by proxy at the Leagold Meeting, excluding votes attached to the Leagold Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

It is the intention of the persons named in the instrument of proxy enclosed with the Leagold Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Leagold Arrangement Resolution.

Court Approval

The BCBCA requires that the Court approve the Arrangement.

On December 20, 2019, Leagold obtained the Interim Order providing for the calling and holding of the Leagold Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendices I and J, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Vancouver time), on January 30, 2020, or as soon thereafter as counsel for Leagold may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the Leagold Securityholder Approval and the Equinox Gold Shareholder Approval. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

The Section 3(a)(10) Exemption provides an exemption from the registration requirements of the 1933 Act for securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.

Under the terms of the Interim Order, each Leagold Securityholder, as well as holders of the Leagold Warrants, Leagold DSUs and Leagold PSUs and creditors of Leagold, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Leagold, as applicable, at the addresses set out below, on or before 4:00 p.m. (Vancouver time) on January 27, 2020, a Response, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Leagold at the following address:

Fasken Martineau DuMoulin LLP 550 Burrard Street, Suite 2900 Vancouver, British Columbia V6C 0A3 Attention: Mark Pontin

The Petition for the Final Order is attached as Appendix K.

Subject to the Court ordering otherwise, only those persons who file a Response in compliance with the Interim Order will be provided with notice of the materials to be filed with the Court and the opportunity to make submissions in support or opposition of the Final Order. In the event that the hearing is postponed, adjourned or rescheduled, then subject to further order of the Court only those persons having previously served a Response in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Petition which includes the relief sought in the Final Order and the Final Order are attached as Appendix K to this Circular.

Leagold Securityholders or holders of the Leagold Warrants, Leagold DSUs and Leagold PSUs who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

The Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption with respect to the Equinox Gold Common Shares to be issued to Leagold Shareholders in exchange for their Leagold Common Shares and the Replacement Options to be issued to Leagold Optionholders in exchange for their Leagold Options, in each case pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court has been or will be informed of this effect of the Final Order.

Regulatory Matters

It is a condition to the completion of the Arrangement that each of the TSX and NYSE American will have conditionally approved the listing of the Equinox Gold Common Shares to be issued pursuant to the Arrangement as well as the Equinox Gold Common Shares issuable upon due exercise of the Leagold Options and the Leagold Warrants.

It is a condition to the completion of the Arrangement that each of the Key Regulatory Approvals will have been received by the Parties, including the approval of the Arrangement by the Mexican Federal Economic Competition Commission.

Procedure for Exchange of Leagold Common Shares for Equinox Gold Common Shares

For each Registered Leagold Shareholder, accompanying this Circular is a Leagold Letter of Transmittal. Leagold has enclosed an envelope with the Leagold Meeting Materials in order to assist Leagold Shareholders with returning Leagold Letters of Transmittal and related documents to Computershare, as depositary under the Arrangement.

In order for a Registered Leagold Shareholder to receive the Leagold Share Consideration for each Leagold Common Share held by such Registered Leagold Shareholder, such Registered Leagold Shareholder must deposit the certificate(s) representing his, her or its Leagold Common Shares or applicable DRS Statement(s) with Computershare, as depositary. The Leagold Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Leagold Letter of Transmittal or reasonably requested by Computershare, must accompany all certificates or DRS Statements for Leagold Common Shares deposited for payment pursuant to the Arrangement.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In all cases, issuance of the Leagold Share Consideration for Leagold Common Shares will be made only after timely receipt by Computershare of a duly completed and signed Letter of Transmittal, together with certificates representing such Leagold Common Shares or applicable DRS Statements and such other documents and instruments referred to in the Leagold Letter of Transmittal or as Computershare may require from time to time, acting reasonably. Computershare will issue the Leagold Share Consideration a Leagold Shareholder is entitled to receive in accordance with the instructions in the Leagold Letter of Transmittal. Equinox Gold reserves the right, if it so elects in its absolute discretion, to instruct Computershare to waive any irregularity contained in any Leagold Letter of Transmittal received by Computershare. As soon as practicable following the later of the Effective Date and the deposit of the Leagold Common Shares, including delivery of the Leagold Letter of Transmittal, certificates and other corresponding documents required from the Leagold Shareholder, Computershare shall forward the Leagold Share Consideration payable to the applicable Leagold Shareholder in accordance with the Plan of Arrangement and the instructions in the Leagold Letter of Transmittal.

Any Non-Registered Leagold Shareholder whose Leagold Common Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Leagold Common Shares and should follow the instructions of such nominee in order to deposit such Leagold Common Shares with Computershare.

The method used to deliver a Leagold Letter of Transmittal and any accompanying certificates and other relevant documents, if any, is at the option and risk of the relevant Leagold Shareholder. Delivery will be deemed effective only when such documents are actually received by Computershare at the address set out in the Leagold Letter of Transmittal. Leagold recommends that the necessary documentation be hand delivered to Computershare and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

Under no circumstances will interest on the Leagold Share Consideration to be issued in connection with the Arrangement accrue or be paid by the Equinox Gold, Leagold or Computershare to persons delivering a Leagold Letter of Transmittal in connection with the Arrangement, regardless of any delay in making such payment.

Certificates representing Equinox Gold Common Shares will be forwarded by first class mail to the addresses supplied in the Leagold Letter of Transmittal, if any, or to the address of the Registered Leagold Shareholder as last shown on record with Leagold, or held at a Computershare office set out in the Leagold Letter of Transmittal for pick-up. Delivery of such certificates representing Equinox Gold Common Shares in accordance with a Leagold Shareholder’s instructions in the Letter of Transmittal will be deemed to constitute receipt by such Leagold Shareholder.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Leagold Common Shares that were transferred or surrendered pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, then the Leagold Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to Computershare. Upon making of an affidavit of that fact that such certificate has been lost, stolen or destroyed by the Registered Leagold Shareholder of such Leagold Common Shares and the receipt by Computershare of a Leagold Letter of Transmittal and any other documents Computershare requires, Computershare will issue in exchange for such lost, stolen or destroyed certificate, the Leagold Share Consideration which such Registered Leagold Shareholder is entitled to receive pursuant to the Plan of Arrangement. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Registered Leagold Shareholder to whom the payment is made will, as a condition precedent to the delivery of such Leagold Share Consideration, be required to give a bond satisfactory to Equinox Gold, Leagold and Computershare, as depositary, in such sum as Equinox Gold, Leagold and Computershare may direct or otherwise indemnify Equinox Gold, Leagold and Computershare in a manner satisfactory to Equinox Gold, Leagold and Computershare against any claim that may be made against Equinox Gold, Leagold and Computershare with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights after Six Years

If any former Registered Leagold Shareholder fails to deliver to Computershare on or before the sixth anniversary of the Effective Date the Leagold Letter of Transmittal, the certificates representing the Leagold Common Shares held by such Leagold Shareholder and any other certificates, documents or instruments required to be delivered to Computershare in order for such Leagold Shareholder to receive the Leagold Share Consideration which such former holder is entitled to receive, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Equinox Gold or its successor any Leagold Share Consideration held by Computershare in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Leagold Common Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Equinox Gold and will be cancelled. None of Equinox Gold nor Leagold will be liable to any person in respect of any Leagold Share Consideration (including any Leagold Share Consideration previously held by Computershare in trust for any such former holder) which is forfeited to Equinox Gold or Leagold or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, Equinox Gold, Leagold and Computershare will be entitled to deduct and withhold from any consideration otherwise payable to any Leagold Securityholder or any person under the Plan of Arrangement (including any issuance to Leagold Dissenting Shareholders) and from all dividends or other distributions otherwise payable to any Former Leagold Securityholder such amounts as Equinox Gold, Leagold or Computershare is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by Equinox Gold, Leagold or Computershare, as the case may be. All such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person under the Plan of Arrangement, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by Equinox Gold, Leagold or Computershare, as the case may be.

THE ARRANGEMENT AGREEMENT

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference herein and may be found under Equinox Gold’s and Leagold’s profile on SEDAR at www.sedar.com and Equinox Gold’s profile on EDGAR at www.sec.gov.

Effective Date and Conditions of Arrangement

If the Equinox Gold Shareholder Resolution and Leagold Arrangement Resolution are passed, the Final Order of the Court is obtained approving the Arrangement and all other conditions to the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. It is currently expected that the Effective Date will be in the first quarter of 2020.

Resulting Board of Directors and Management

As of the Effective Time and subject to applicable Law, the Equinox Board shall be composed of eight directors, as follows: Ross Beaty (Chairman), Tim Breen, Lenard Boggio, Marshall Koval, Neil Woodyer, Peter Marrone, Gordon Campbell and General Wesley K. Clark. From the Effective Time, Equinox’s management team will include the following individuals: Neil Woodyer, Chief Executive Officer; Attie Roux, Chief Operating Officer; Christian Milau, EVP Corporate and Peter Hardie, Chief Financial Officer.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by each Party to the other Party. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in certain disclosure delivered in connection with the Arrangement Agreement. In particular, some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure, or are used for the purpose of allocating risk between the Parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Equinox Gold in favour of Leagold relate to, among other things, Equinox Gold Board approval, the Equinox Gold Fairness Opinion, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities Laws, ownership of Subsidiaries, Equinox Gold Filings, financial statements, internal controls and financial reporting, corrupt practices legislation, books and records, minute books, undisclosed liabilities, material changes, litigation, Taxes, property, title and rights, contracts, permits, intellectual property, environmental matters, mineral reserves and resources, regulatory matters, employee benefits, issuance of securities in connection with the Arrangement, labour and employment, compliance with Laws, cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, short form prospectus eligibility, arrangements with shareholders, and the Investment Canada Act.

The representations and warranties provided by Leagold in favour of Equinox Gold relate to, among other things, Leagold Board approval, the Leagold Fairness Opinion, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities Laws, ownership of Subsidiaries, Leagold Filings, financial statements, internal controls and financial reporting, corrupt practices legislation, books and records, minute books, undisclosed liabilities, material changes, litigation, Taxes, property, title and rights, contracts, permits, intellectual property, environmental matters, mineral reserves and resources, regulatory matters, employee benefits, labour and employment, compliance with Laws, cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, short form prospectus eligibility, arrangements with shareholders, and competition Laws.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions Precedent

The obligations of Equinox Gold and Leagold to complete the Arrangement will be subject to the fulfillment of, among others, the following conditions precedent, which may only be waived with the mutual consent of the Parties:

1.	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Leagold or Equinox Gold, acting reasonably, on appeal or otherwise;
2.	the Court shall have determined that the terms and conditions of the exchange of Leagold Common Shares for Equinox Gold Common Shares, and of Leagold Options for Replacement Options, in each case pursuant to the Plan of Arrangement, are procedurally and substantively fair to holders of Leagold Common Shares and Leagold Options, and the Final Order shall have been granted in a form satisfactory to Leagold and Equinox Gold, acting reasonably;
3.	the Leagold Securityholder Approval shall have been obtained at the Leagold Meeting in accordance with the Interim Order;
4.	the Equinox Gold Shareholder Approval shall have been obtained at the Equinox Gold Meeting;
5.	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Equinox Gold or Leagold which shall prevent the consummation of the Arrangement;
6.	the Key Regulatory Approvals and Key Third Party Consents shall have been obtained;
7.	the Arrangement Agreement shall not have been terminated in accordance with its terms;

8.	the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under securities Laws and shall not be subject to resale restrictions under applicable securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators);
9.	Equinox Gold shall have entered into definitive loan agreements consistent with the term sheet described in the Equinox Gold disclosure letter; and
10.	the Equinox Gold Board shall be composed of eight directors, as follows: Ross Beaty (Chairman), Tim Breen, Lenard Boggio, Marshall Koval, Neil Woodyer, Peter Marrone, Gordon Campbell and General Wesley K. Clark.

Equinox Gold Conditions Precedent

The obligations of Equinox Gold to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, any of which may be waived by Equinox Gold:

1.	all covenants of Leagold under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Equinox Gold shall have been duly performed by Leagold in all material respects, and Equinox Gold shall have received a certificate of Leagold addressed to Equinox Gold and dated the Effective Time, signed by two executive officers on behalf of Leagold (on Leagold’s behalf and without personal liability), confirming the same as at the Effective Date;
2.	all representations and warranties of Leagold set forth in the Arrangement Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Leagold in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date); and Equinox Gold shall have received a certificate of Leagold addressed to Equinox Gold and dated the Effective Time, signed on behalf of Leagold by two executive officers of Leagold (on Leagold’s behalf and without personal liability), confirming the same as at the Effective Date;
3.	since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Leagold;
4.	holders of no more than 5% of the Leagold Common Shares shall have exercised Dissent Rights.

Leagold Conditions Precedent

The obligations of Leagold to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, any of which may be waived by Leagold:

1.	all covenants of Equinox Gold under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Leagold shall have been duly performed by Equinox Gold in all material respects, and Leagold shall have received a certificate of Equinox Gold, addressed to Leagold and dated the Effective Time, signed on behalf of Equinox Gold by two executive officers of Equinox Gold (on Equinox Gold’s behalf and without personal liability), confirming the same as of the Effective Date;
2.	all representations and warranties of Equinox Gold set forth in the Arrangement Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Equinox Gold in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date); and Leagold shall have received a certificate of Equinox Gold, addressed to Leagold and dated the Effective Time, signed on behalf of Equinox Gold by two executive officers of Equinox Gold (on Equinox Gold’s behalf and without personal liability), confirming the same as at the Effective Date;

3.	since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Equinox Gold;
4.	Equinox Gold shall have delivered evidence satisfactory to Leagold of the approval of the listing and posting for trading on the TSX and the NYSE American, subject only to satisfaction of the standard listing conditions, of the Equinox Gold Common Shares to be issued as the Leagold Share Consideration, the Equinox Gold Common Shares underlying the Replacement Options and the Equinox Gold Common Shares underlying the Leagold Warrants at the Effective Time;
5.	the actions required to be taken by Equinox Gold to reconstitute the Equinox Gold Board with effect as and from the Effective Time shall have been taken; and
6.	Equinox Gold shall, following the receipt of the Final Order and prior to the Effective Time, have provided the Depositary with sufficient Equinox Gold Common Shares in escrow to pay the Leagold Share Consideration to the Leagold Shareholders pursuant to the Arrangement and the Depositary shall have confirmed receipt of such Equinox Gold Common Shares.

Covenants

Covenants of Equinox Gold

Equinox Gold has made certain covenants to Leagold, including that Equinox Gold shall, and shall cause each of its material Subsidiaries to:

1.	conduct its business in the ordinary course of business consistent with past practice;
2.	perform all obligations required to be performed by Equinox Gold or any of its Subsidiaries under the Arrangement Agreement, co-operate with Leagold in connection the Arrangement Agreement, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Equinox Gold shall and, where appropriate, shall cause its Subsidiaries to:
(a)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Equinox Gold or any of its Subsidiaries and Equinox Gold shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, Equinox Gold shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep Leagold reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing Leagold with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Leagold’s outside counsel on an “external counsel” basis), in order for Leagold to provide its reasonable comments thereon;

(b)	subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, issue the Equinox Gold Common Shares to be issued as Leagold Share Consideration pursuant to the Arrangement at the time provided in the Arrangement Agreement;
(c)	subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, Equinox Gold shall do all things necessary to provide for the application of the provisions set forth in the Plan of Arrangement with respect to the Leagold Warrants, Leagold DSUs and Leagold PSUs;
(d)	ensure that, with effect as and from the Effective Time, the Equinox Gold Board will consist of eight directors, as follows: Ross Beaty (Chairman), Tim Breen, Lenard Boggio, Marshall Koval, Neil Woodyer, Peter Marrone, Gordon Campbell and General Wesley K. Clark, unless otherwise agreed upon by Equinox Gold and Leagold, provided all such members of the Equinox Gold Board consent to act as director of the Equinox Gold Board, meet the qualification requirements to serve as a director under the rules and policies of the TSX and shall be eligible under the BCBCA to serve as a director;
(e)	defend all lawsuits or other legal, regulatory or other proceedings against Equinox Gold challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement;
(f)	use commercially reasonable efforts to assist Leagold in making the necessary arrangements to restructure, payout or otherwise deal with Equinox Gold’s and Leagold’s indebtedness;
(g)	use its commercially reasonable efforts to obtain, as soon as practicable following execution of the Arrangement Agreement, all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents relating to Equinox Gold;
(h)	not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Equinox Gold to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; and
(i)	until the earlier of the Effective Time and termination of the Arrangement Agreement, Equinox Gold shall, subject to applicable Law, make available and cause to be made available to Leagold, and its agents and advisors, information reasonably requested by Leagold for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Equinox Gold and Leagold following the Effective Date and confirming the representations and warranties of Equinox Gold set out in the Arrangement Agreement.

Covenants of Leagold

Leagold has made certain covenants to Equinox Gold, including that Leagold shall, and shall cause each of its material Subsidiaries to:

1.	conduct its business in the ordinary course of business consistent with past practice;
2.	use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Leagold or any of its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to insurance and indemnification provisions of the Arrangement Agreement, none of Leagold or any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

3.	perform all obligations required or desirable to be performed by Leagold or any of its Subsidiaries under the Arrangement Agreement, co-operate with Equinox Gold in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Leagold shall and, where applicable, shall cause its Subsidiaries to:
(a)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Leagold or any of its Subsidiaries and Leagold shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, Leagold shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep Equinox Gold reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing Equinox Gold with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Equinox Gold’s outside counsel on an “external counsel” basis), in order for Equinox Gold to provide its comments thereon, which shall be given due and reasonable consideration;
(b)	use its commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under, and shall obtain all amendments reasonably requested by Equinox Gold in respect of, any Material Contracts and all Key Third Party Consents relating to Leagold;
(c)	defend all lawsuits or other legal, regulatory or other proceedings against Leagold challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement;
(d)	use commercially reasonable efforts to assist Equinox Gold in making the necessary arrangements to restructure, payout or otherwise deal with Equinox Gold and Leagold’s indebtedness;
(e)	the required notification of concentrations as set forth in articles 86 through 93 of the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) will be filed by Leagold with the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica; referred to as “COFECE”, after its Spanish acronym) in order to comply with the Mexican Federal Economic Competition Law; and
(f)	until the earlier of the Effective Time and termination of the Arrangement Agreement, Leagold shall, subject to applicable Law, make available and cause to be made available to Equinox Gold, and the agents and advisors thereto, information reasonably requested by Equinox Gold for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Equinox Gold and Leagold following the Effective Date and confirming the representations and warranties of Leagold set out in the Arrangement Agreement.

Mutual Covenants

Each Party has also made certain covenants to the other Party, including that:

1.	it shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, as promptly as practicable, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; (iv) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations under the Arrangement Agreement, including giving the other Party a reasonable opportunity to review and comment on any filing or submission being made to a Governmental Entity in connection with the Key Regulatory Approvals, which comments the receiving Party shall give due consideration to, and providing the other Party with a final copy of any filing or submission made to a Governmental Entity (where a Party regards any information in a filing or submission to be both confidential and competitively sensitive, the supplying Party may restrict the supply of such information to the receiving Party’s external legal counsel only and such receiving Party shall not request or receive such information from its external legal counsel without the supplying Party’s written consent); (v) provide the other Party with any communications received from a Governmental Entity in connection with obtaining the Key Regulatory Approvals; (vi) neither Party shall attend any meeting with a Governmental Entity in connection with obtaining the Key Regulatory Approvals, whether such meeting will be by teleconference or in person, without affording the other Party a reasonable opportunity to attend such meeting (provided that the Governmental Entity does not object to the attendance of both Parties at any such meeting); in addition, subject to the terms and conditions of the Arrangement Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Arrangement Agreement; and (vii) the Parties shall exchange such information that a Party reasonably requests for the purposes of determining whether any filing or notices to a Governmental Entity under any competition or anti-trust laws outside of Canada must be submitted in connection with the transactions contemplated by the Arrangement Agreement;

2.	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by the Arrangement Agreement; and
3.	it shall use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the Leagold Share Consideration to the Leagold Shareholders in exchange for their Leagold Common Shares and the issuance of the Replacement Options to Leagold Optionholders in exchange for their Leagold Options pursuant to the Plan of Arrangement;

provided, however, that Equinox Gold shall not be required to take any steps or actions that would, in its sole discretion, affect Equinox Gold’s or its Subsidiaries’ right to own, use or exploit its business, operations or assets or those of Leagold or any of its Subsidiaries including, for greater certainty, divesting or agreeing to divest of any assets of Equinox Gold, Leagold or any of their respective Subsidiaries, terminating any existing relationships, contractual rights or obligations of Equinox Gold, Leagold or any of their respective Subsidiaries or effecting any change or restructuring of Equinox Gold, Leagold or any of their respective Subsidiaries in order to obtain the Key Regulatory Approvals prior to the Outside Date.

Indemnification and Insurance

Equinox Gold will, or will cause Leagold and its Subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Leagold and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that prior to the Effective Date, Leagold may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of Equinox Gold.

Equinox Gold will honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Leagold and its Subsidiaries and such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

Leagold will act as agent and trustee of the benefits of the foregoing for its directors and officers and those of its Subsidiaries for the purpose of the above indemnification and insurance rights and obligations, which will survive the execution and delivery of the Arrangement Agreement and the completion of the Arrangement and will be enforceable against Equinox Gold.

Non-Solicitation Covenant and Acquisition Proposal

Each Party has covenanted to the other Party that it shall not, directly or indirectly, through its Representatives:

1.	make, solicit, assist, initiate, promote, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;
2.	participate, directly or indirectly, in any discussions or negotiations with any person (other than the other Party or any of its affiliates) regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, an Acquisition Proposal; provided, however, a Party may communicate with any person making an Acquisition Proposal for the purpose of advising such person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal;
3.	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;
4.	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal;
5.	make a Change in Recommendation; or
6.	make any public announcement or take any other action inconsistent with the recommendation of the Equinox Gold Board to approve the Arrangement, in the case of Equinox Gold, or the Leagold Board, in the case of Leagold.

Each Party has covenanted to the other Party that it will cause its Subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior to the Arrangement Agreement by it, its Subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding such Party and its Subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding such Party and its Subsidiaries. Each Party has agreed that neither it nor any of its Subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its Subsidiaries is a party and each Party undertook to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date of the Arrangement Agreement.

Notwithstanding the foregoing and any other provision of the Arrangement Agreement or of any other agreement between Equinox Gold and Leagold, if at any time following the date of the Arrangement Agreement and prior to obtaining the Leagold Securityholder Approval, in the case of Leagold, or the Equinox Gold Shareholder Approval, in the case of the Equinox Gold, a Party receives a bona fide, written Acquisition Proposal that did not result from a breach of the Arrangement Agreement and that the board of directors of such Party determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to lead to a Superior Proposal, then such Party may, in response to a request made by the party making such Acquisition Proposal provided it is in compliance with the Arrangement Agreement:

1.	furnish information with respect to such Party and its Subsidiaries to the person making such Acquisition Proposal;
2.	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal; and/or
3.	waive any standstill provision or agreement that would otherwise prohibit such person from making such Acquisition Proposal,

provided that such Party shall not, and shall not allow its Representatives to, disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to the other Party hereto; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement; provided, however, that any such agreement shall not preclude such person from making a Superior Proposal.

Each Party shall promptly notify the other Party, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal. Subject to the right to match provisions of the Arrangement Agreement, (i) prior to obtaining the Leagold Securityholder Approval, if Leagold receives an Acquisition Proposal that did not result from a breach of the Arrangement Agreement, it may, subject to certain conditions set out in the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal, and (ii) prior to obtaining the Equinox Gold Shareholder Approval, if Equinox Gold receives an Acquisition Proposal that did not result from a breach of the Arrangement Agreement, it may, subject to certain conditions set out in the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Nothing contained in the Arrangement Agreement prohibits either Party from taking any action or making a Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time including, for greater certainty, disclosure of a Change in Recommendation in respect of an Acquisition Proposal, if, in the good faith judgment of such Party, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with such board of directors’ exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under securities Laws).

Right to Match

Each Party has covenanted that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by the non-solicitation provisions of the Arrangement Agreement) unless:

1.	the Party receiving such proposal (the “Receiving Party”) has complied with its obligations under the non-solicitation provisions of the Arrangement Agreement and has provided the other Party (the “Responding Party”) with a copy of the Superior Proposal and all related documentation to be delivered pursuant to the Arrangement Agreement; and
2.	a period (the “Response Period”) of four business days has elapsed from the date that is the later of: (x) the date on which the Responding Party receives written notice from the Receiving Party that it has determined, subject only to compliance with the right to match provisions of the Arrangement Agreement, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (y) the date the Responding Party receives a copy of the Superior Proposal and all related documents to be delivered pursuant to the Arrangement Agreement.

During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including modification of the consideration. The Receiving Party shall review any such offer by the Responding Party to amend the Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. If the Receiving Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed to be amended by the Responding Party, the Receiving Party will cause it to enter into an amendment to the Arrangement Agreement with the Responding Party incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Receiving Party determines that the Acquisition Proposal continues to be a Superior Proposal, it may recommend that holders of its securities accept such Superior Proposal provided that before doing so it terminates the Arrangement Agreement and pays the Termination Fee.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Receiving Party’s securities shall constitute a new Acquisition Proposal for the purposes of the right to match provisions of the Arrangement Agreement and the Responding Party shall be afforded a new Response Period and the right to match in respect of each such Acquisition Proposal.

Termination Fee

If a Party enters into an agreement, understanding or arrangement to effect an Acquisition Proposal that is a Superior Proposal, makes a Change in Recommendation in respect of the Arrangement or breaches the non-solicitation provisions of the Arrangement Agreement, then such Party will pay or cause to be paid to the other Party the Termination Fee, being US$20,000,000.

In addition to the foregoing, if the Arrangement Agreement is terminated due to the failure by the securityholders of one of the Parties (such Party the “Non-Approving Party”) to approve the Leagold Arrangement Resolution or the Equinox Gold Shareholder Resolution, as the case may be, at the applicable securityholders’ meeting, and prior to such securityholders’ meeting, an Acquisition Proposal, or the intention to make an Acquisition Proposal with respect to the Non-Approving Party, has been publicly announced and not withdrawn and within 12 months of the date of such termination:

1.	the announced Acquisition Proposal is consummated by the Non-Approving Party; or
2.	the Non-Approving Party and/or one or more of its Subsidiaries enters into a definitive agreement in respect of, or the board of directors of the Non-Approving Party approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter, provided that, for the purposes of the above “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”, then the Non-Approving Party will pay to the other Party the Termination Fee within two Business Days following the closing of the applicable transaction.

Termination

Subject to payment of the Termination Fee where applicable, the Arrangement Agreement may be terminated at any time:

1.	by mutual written agreement of Leagold and Equinox Gold; or
2.	by either Leagold or Equinox Gold, if:
(a)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date;

(b)	after the date of the Arrangement Agreement, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Leagold or Equinox Gold from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable;
(c)	the Leagold Arrangement Resolution shall have failed to obtain the Leagold Securityholder Approval at the Leagold Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;
(d)	the Equinox Gold Shareholder Resolution shall have failed to obtain the Equinox Gold Shareholder Approval at the Equinox Gold Meeting (including any adjournment or postponement thereof);
(e)	the other Party’s board of directors makes a Change in Recommendation;
(f)	such Party enters into a legally binding agreement with respect to a Superior Proposal, provided that concurrently with such termination, such Party pays the Termination Fee;
(g)	any of the mutual conditions or conditions for the benefit of such Party is not satisfied, and such condition is incapable of being satisfied by the Outside Date;
(h)	subject to the notice and cure provisions of the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other Party set forth in the Arrangement Agreement (other than the non-solicitation provisions) shall have occurred that would cause the mutual conditions or conditions for the benefit of such Party not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that such Party is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions or conditions for the benefit of the other Party not to be satisfied;
(i)	the other Party is in breach or in default of any of its non-solicitation obligations or covenants set forth in the Arrangement Agreement other than an immaterial breach of same to provide notice of an Acquisition Proposal to such Party within a prescribed period;
(j)	the other Party’s securityholder meeting (being either the Leagold Meeting or the Equinox Gold Meeting, as the case may be) has not occurred on or before February 28, 2020, provided that this right to terminate the Arrangement Agreement shall not be available to such Party if the failure by such Party to fulfil any obligation under the Arrangement Agreement is the cause of, or results in, the failure of the other Party’s securityholder meeting to occur on or before such date; or
(k)	the other Party enters into a legally binding agreement relating to a Superior Proposal.

SECURITIES LAW CONSIDERATIONS

Interests of Certain Persons and Companies in the Arrangement

The directors and executive officers and other related parties of Equinox Gold and Leagold may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Equinox Gold Shareholders and Leagold Securityholders. These interests include those described herein. The Equinox Gold Board and the Leagold Board were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Equinox Gold Shareholders and Leagold Securityholders, respectively.

Equinox Gold

All benefits received, or to be received, by directors or executive officers of Equinox Gold as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Equinox Gold or as Equinox Gold Shareholders or Leagold Shareholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Leagold Common Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

It is a condition to the completion of the Arrangement that, concurrent with, and subject to, completion of the Arrangement, Equinox Gold completes the Debt Financing, a $500 million refinancing of existing credit facilities of Equinox Gold and Leagold from a syndicate of lenders. It is expected that in order for the lenders to provide the Debt Financing, Equinox Gold must undertake the Equity Financing and the Convertible Debenture Financing to satisfy, among other things, certain leverage ratios required by the lenders in connection with the Debt Financing. The Equity Financing price of US$6.18 (C$8.15, as at December 13, 2019) per Equinox Gold Common Share represents no discount to the closing price of the Equinox Gold Common Shares on the TSX on December 13, 2019, the last trading day prior to the announcement of the Arrangement. The Convertible Debenture Financing conversion price of US$7.80 represents an approximate 25% premium to the closing price of the Equinox Gold Common Shares on the TSX on December 13, 2019. The completion of the Arrangement, the Equity Financing or the Convertible Debenture Financing will not result in a material impact on control or direction over Equinox Gold.

Ross Beaty, the Chairman of Equinox Gold, will purchase all of the Equinox Gold Common Shares to be issued pursuant to the Equity Financing to maintain an approximate 10% interest in the combined company. MDC, a wholly-owned subsidiary of Mubadala, may purchase up to 100% of the Convertible Debenture Financing pursuant to the Mubadala Pre-emptive Right. No Equinox Gold Shares are to be issued in connection with the Arrangement, the Equity Financing or the Convertible Debenture Financing to any insiders of Equinox Gold except for the Equinox Gold Shares to be issued to Ross Beaty pursuant to the Equity Financing. The completion of the Arrangement, the Equity Financing or the Convertible Debenture Financing will not result in the creation of any new insiders, as defined under the securities Laws and the rules and policies of the TSX, of Equinox Gold.

Leagold

All benefits received, or to be received, by directors or executive officers of Leagold as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Leagold or as Leagold Securityholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Leagold Common Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

The Arrangement Agreement also provides that Leagold may, prior to the Effective Time, purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

In connection with the Arrangement and by approval of the Leagold Board and in accordance with the terms of the Leagold Stock Option Plan, Leagold Deferred Share Unit Plan, Leagold Performance Share Unit Plan and Leagold Warrants, as applicable:

1.	each Leagold Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for a Replacement Option;
2.	each Leagold PSU shall be adjusted based on the Exchange Ratio, Equinox shall be responsible for all obligations in respect of and all conditions otherwise applicable to such Leagold PSUs;
3.	each Leagold DSU shall be adjusted based on the Exchange Ratio and shall be redeemable in accordance with its terms and the terms of the Leagold Deferred Share Unit Plan;

4.	each Leagold Warrant shall be adjusted with reference to the Exchange Ratio in accordance with the terms thereof.

All of the Leagold Common Shares held by the directors and executive officers of Leagold will be treated in the same fashion under the Arrangement as Leagold Common Shares held by any other Leagold Shareholder.

Consideration

The following table sets out the names, positions and Leagold securityholdings of the directors and executive officers of Leagold owning, or exercising control or direction over, Leagold Common Shares, Leagold Options, Leagold DSUs and Leagold PSUs. Where known after reasonable inquiry, such Leagold securityholdings include any such securities held by the respective associates or affiliates of such directors and executive officers of Leagold as of such date and the consideration to be received for such Leagold Common Shares, Leagold Options, Leagold DSUs and Leagold PSUs pursuant to the Arrangement.

Under the Plan of Arrangement, no consideration is expected to be received by the holders of Leagold PSUs, by holders of Leagold DSUs that will become directors of Equinox at the Effective Time or by the holders of Leagold Warrants immediately upon the completion of the Arrangement. In each case, the obligations of Leagold to such holders shall be adjusted based on the Exchange Ratio and will continue in accordance with the terms of the Leagold PSUs, the Leagold DSUs and the Leagold Warrants, as the case may be.

Name and Position with the Corporation	Leagold Common Shares	Leagold Share Consideration	Leagold Options	Replacement Options	Leagold DSUs	Estimated cash for Leagold DSUs(1) (C$)	Leagold PSUs(2)
Neil Woodyer, Chief Executive Officer	8,225,550	2,722,657	4,996,757	1,653,926	Nil	Nil	584,356
Attie Roux, Chief Operating Officer	310,000	102,610	666,284	220,540	Nil	Nil	219,133
Doug Bowlby, Senior Vice President – Corporate Development	726,500	240,471	2,788,378	922,953	Nil	Nil	292,178
Doug Reddy, Senior Vice President - Technical Services	214,700	71,065	2,788,378	922,953	Nil	Nil	292,178
Peter Burger, Senior Vice President, Operations – Mexico	Nil	Nil	644,189	213,226	Nil	Nil	146,089
Cornelius Lourens, Senior Vice President, Operations – Brazil	Nil	Nil	394,189	130,476	Nil	Nil	146,089
Harpreet Dhaliwal, Vice President, Finance & Chief Financial Officer	52,450(3)	17,360	846,514	280,196	Nil	Nil	87,653
Ashley Baker, Vice President, Legal	745(4)	246	188,838	62,505	Nil	Nil	29,218
Frank Giustra, Chairman	9,035,400(5)	2,990,717	100,000	33,100	167,193	$451,421	Nil
Gordon Campbell, Independent Director	62,700	20,753	Nil	Nil	165,137	Nil	Nil
General Wesley K. Clark, Independent Director	21,000	6,951	Nil	Nil	167,193	Nil	Nil

Name and Position with the Corporation	Leagold Common Shares	Leagold Share Consideration	Leagold Options	Replacement Options	Leagold DSUs	Estimated cash for Leagold DSUs(1) (C$)	Leagold PSUs(2)
Lord Garel-Jones, Independent Director	Nil	Nil	Nil	Nil	150,628	$406,696	Nil
Peter Marrone, Independent Director	39,609	13,110	Nil	Nil	67,309	Nil	Nil
Miguel Rodriguez Independent Director	17,500	5,792	Nil	Nil	167,193	$451,421	Nil

Notes:

(1)	Under the Plan of Arrangement, Leagold DSUs held by directors of Leagold that will not become directors of Equinox at the Effective Time will be redeemed in accordance with their terms and the terms of the Leagold Deferred Share Unit Plan. The estimated cash payable for such Leagold DSUs has been determined based on the implied at-market consideration of $2.70 per Leagold Common Share, using closing prices for Equinox Gold Common Shares and Leagold Common Shares on the TSX on December 13, 2019.
(2)	If a holder of Leagold PSUs’ employment or engagement with Leagold or its affiliate is terminated (a) by Leagold or its affiliate for any reason other than for cause, at any time in the 12 months following a change of control; or (b) by the holder in accordance with the terms of the holder’s service or employment agreement with Leagold as a result of an “Adverse Role Change” as that term is defined in the employment agreement, in either circumstance, any unvested Leagold PSUs held by such holder shall vest immediately and the holder shall become entitled to receive payment from Leagold in accordance with the terms of the PSU Plan.
(3)	Includes 34,850 Leagold Common Shares over which Ms. Dhaliwal has control or direction.
(4)	Leagold Common Shares over which Ms. Baker has control or direction.
(5)	Includes 2,452,500 Leagold Common Shares held by Fiore Financial Corp., 686,000 Leagold Common Shares held by The Radcliffe Corporation over which Mr. Giustra has beneficial ownership and 630,000 Leagold Common Shares held by Radcliffe Foundation, a charitable organization over which Mr. Giustra has control or direction.

Termination and Change of Control Benefits

Leagold has entered into executive employment agreements with each of Neil Woodyer, Doug Bowlby, Doug Reddy, Peter Burger, Cornelius Lourens, Harpreet Dhaliwal and Georgina Blanco under which each has agreed to continue to serve Leagold in his or her current office and perform duties of such office for an indefinite term. Attie Roux provides his services under a consulting agreement.

Under the terms of such employment agreements, each executive has made commitments in favour of Leagold, including non-competition, non-solicit and minimum share ownership covenants and minimum notice periods in the event of the executive’s resignation. In consideration of the services to be rendered by each executive under their respective employment agreement, as the case may be, each executive is entitled to a base salary and to participate in the short-term and long-term incentive plans of Leagold and to participate in the dental, medical and other benefit plans as may be offered by Leagold to senior officers from time to time. In consideration of the services to be rendered by Attie Roux under his consulting agreement, he is entitled to consulting fees and is entitled to participate in the short-term and long-term incentive plans of Leagold.

In the event of the termination of an executive’s employment or engagement, as the case may be, other than for just cause, death or within 12 months of the Effective Date, Leagold will provide such terminated executive with severance pay. Each of the terminated executives will also be entitled to continuing health insurance benefits for a period of three months from the date of termination or pay in lieu thereof in the event the benefits cannot be maintained under Leagold’s then current benefit plans.

Instead of, and not in addition to, the termination payments described above, the agreements provide for a “double trigger” approach in the event of a change of control of Leagold for severance (“Change of Control Payments”) and accelerated vesting of equity-based awards. If an executive’s employment or engagement, as the case may be, is terminated by Leagold within 12 months following a change of control of Leagold, other than for cause, or such employment is terminated by the executive following an adverse role change with respect to his or her employment, then Leagold will provide such executive with an amount equal to (i) a multiple of the terminated executive’s then current salary; plus (ii) the cash equivalent of a multiple of the most recent annual bonus paid. Additionally, all of the terminated executive’s unvested Leagold Options will be deemed to have vested and all Leagold Options will be exercisable until the earlier of the expiry date and 90 days following the date of termination.

The following table sets out the estimated Change of Control Payments payable to an executive in the event of a termination or resignation following an adverse role change within 12 months of the Effective Date.

Name	Salary (C$)	Salary Multiplier	Most Recent Annual Bonus (C$)	Bonus Multiplier	Total Obligation(1) (C$)
Neil Woodyer, Chief Executive Officer	750,000	2.0	1,125,000	2.0	3,750,000
Attie Roux, Chief Operating Officer	700,000	2.0	290,000	2.0	1,980,000
Doug Bowlby, Senior Vice President – Corporate Development	475,000	2.0	425,000	2.0	1,800,000
Doug Reddy, Senior Vice President - Technical Services	475,000	2.0	425,000	2.0	1,800,000
Peter Burger, Senior Vice President – Mexico	375,000	2.0	262,500	1.0	1,275,000
Cornelius Lourens, Senior Vice President – Brazil	350,000	2.0	262,500	1.0	418,250(2)
Harpreet Dhaliwal, Vice President, Finance & Chief Financial Officer	275,000	2.0	165,000	2.0	880,000
Georgina Blanco, Vice President, Sustainability	300,000	1.0	225,500	1.0	525,000

Notes:

(1)	Payable if terminated within 12 months following a change of control of Leagold, other than for cause, or such employment is terminated by the executive following an adverse role change with respect to his or her employment.
(2)	Pursuant to the terms of Mr. Lourens’ employment agreement, only a portion of his total income will be utilized in determining his Change of Control Payment.

MI 61-101

Leagold and Equinox Gold are subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” that terminate the interests of securityholders without their consent and related party transactions.

Leagold Business Combination

If the Arrangement constitutes a “business combination”, MI 61-101 requires that the Leagold Arrangement Resolution be approved by a majority of the minority of Leagold Shareholders. In determining minority approval for a business combination, Leagold is required to exclude the votes attached to Leagold Common Shares that, to the knowledge of Leagold and its directors and officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all “interested parties” and their “related parties” and “joint actors” all as defined in MI 61-101.

The Arrangement may be considered a “business combination” under MI 61-101 because, as described under the heading “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement”, the payments to and benefits to be received by certain executive officers, and directors of Leagold may be considered a “collateral benefit” for the purposes of MI 61-101.

For the purposes of MI 61-101, directors, executive officers and other related parties of Leagold receive a “collateral benefit” if they are entitled to receive, subject to certain exceptions, directly or indirectly, as a consequence of the Arrangement, any benefit, including an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Leagold, or of another person, regardless of the existence of any offsetting costs to the related party or whether the benefit is provided, or agreed to, by Equinox Gold or Leagold, as applicable, or another party to the Arrangement. Among other things, a “collateral benefit” does not include a payment of the Leagold Share Consideration that is identical in amount and form to the entitlement of the general body of Leagold Shareholders in Canada.

Leagold Minority Approval

The executive officers, and directors of Leagold hold the Leagold Common Shares, Leagold Options, Leagold DSUs, Leagold PSUs and/or Leagold Warrants disclosed above under the heading “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement – Consideration”. If the Arrangement is completed, it is anticipated that:

1.	each Leagold Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for a Replacement Option;
2.	each Leagold PSU shall be adjusted based on the Exchange Ratio, Equinox shall be responsible for all obligations in respect of and all conditions otherwise applicable to such Leagold PSUs;
3.	each Leagold DSU shall be adjusted based on the Exchange Ratio and shall be redeemable in accordance with its terms and the terms of the Leagold Deferred Share Unit Plan; and
4.	each Leagold Warrant shall be adjusted with reference to the Exchange Ratio in accordance with the terms thereof.

In addition, if the Arrangement is completed, certain executive officers will receive the termination and change of control benefits outlined above under the heading “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement – Termination and Change of Control Benefits”.

See “The Arrangement – Description of the Arrangement” and “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement”.

Following disclosure by each of the directors and executive officers to the Leagold Board of the number of Leagold Common Shares held by them and the benefits or payments that they expect to receive pursuant to the Arrangement, the Leagold Board has determined that the aforementioned benefits or payments, other than with respect to Neil Woodyer, Doug Bowlby and Doug Reddy, fall within an exception to the definition of “collateral benefit” for the purposes of MI 61-101, since the benefits are received solely in connection with the related parties’ services as employees or directors of Leagold or of any affiliated entities of Leagold, are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related parties for their Leagold Common Shares, are not conditional on the related parties supporting the Arrangement in any manner, and either (i) at the time of the entering into of the Arrangement Agreement, none of the related parties entitled to receive the benefits (other than Frank Giustra, Neil Woodyer, Doug Bowlby and Doug Reddy) exercised control or direction over, or beneficially owned, more than 1% of the outstanding Leagold Common Shares, as calculated in accordance with MI 61-101; or (ii) with respect to Frank Giustra, the related party disclosed to the Leagold Special Committee the amount of consideration that he expected to be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the equity securities he beneficially owns and the independent committee acting in good faith determined that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the Arrangement for the equity securities it beneficially owns, and the independent committee’s determination is disclosed herein.

To the knowledge of the directors and executive officers of Leagold, as at the date hereof, the persons or companies that beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Leagold Common Shares will only receive a payment of the Leagold Share Consideration that is identical in amount and form to the entitlement of the general body of Leagold Shareholders in Canada. Accordingly, the Leagold Board has determined that the aforementioned Leagold Shareholders will not receive any benefits or payments that fall within the definition of “collateral benefit” for the purposes of MI 61-101.

The following directors and executive officers (i) are deemed for the purposes of MI 61-101 to hold more than 1% (i.e. on a partially diluted basis) of the outstanding Leagold Common Shares and (ii) are receiving benefits, net of any offsetting costs to such directors and officers, was greater than 5% of the value of the consideration such directors and officers will receive pursuant to the terms of the Arrangement for the equity securities it beneficially owns as determined by the Leagold Special Committee and accordingly the entitlements set out under ‘‘Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement” constitute a “collateral benefit” for the purposes of MI 61-101. Therefore, for the purposes of determining minority approval in accordance with MI 61-101, an aggregate of 9,166,750 Leagold Common Shares held, directly or indirectly, by each of the following will be excluded.

Name and Position with the Corporation	Securities Owned or Controlled Held	% of Leagold Common Shares Held on a Partially Diluted Basis
Neil Woodyer, Chief Executive Officer	8,225,550 Leagold Common Shares 4,996,757 Leagold Options 584,356 Leagold PSUs	4.5%
Doug Bowlby, Senior Vice President – Corporate Development	726,500 Leagold Common Shares 2,788,378 Leagold Options 292,178 Leagold PSUs	1.2%
Doug Reddy, Senior Vice President - Technical Services	214,700 Leagold Common Shares 2,788,378 Leagold Options 292,178 Leagold PSUs	1.0%

As a result of the foregoing, the Arrangement is a “business combination” for the purposes of MI 61-101 and the minority approval requirements of MI 61-101 will apply in connection with the Arrangement. In addition to obtaining approval of the Leagold Arrangement Resolution by an affirmative vote of at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by Leagold Shareholders and at least two-thirds of the votes cast at the Leagold Meeting in person or by proxy by Leagold Securityholders, voting together as a single class, approval will also be sought from a simple majority of the votes cast at the Leagold Meeting by the Leagold Shareholders present in person or represented by proxy at the Leagold Meeting, excluding the votes of any “interested parties”, “related parties of interested parties” or “joint actors” whose votes may not be included in determining minority approval of a “business combination” under MI 61-101.

Prior Valuations

To the knowledge of Leagold, after reasonable inquiry, there has been no prior valuation of Leagold, the Leagold Common Shares or its material assets in the 24 months prior to the date of this Circular.

Formal Valuation

No formal valuation under MI 61-101 must be obtained by Leagold with respect to the Arrangement as no interested party (as defined in MI 61-101) would, as a consequence of the Arrangement, directly or indirectly acquire Leagold or the business of Leagold, or combine with Leagold, through an amalgamation, arrangement or otherwise, whether alone or with joint actors.

Equinox Gold Related Party Transactions

It is a condition to the completion of the Arrangement that, concurrent with, and subject to, completion of the Arrangement, Equinox Gold completes the Debt Financing, a $500 million refinancing of existing credit facilities of Equinox Gold and Leagold from a syndicate of lenders (the “Debt Financing”). It is expected that in order for the lenders to provide the Debt Financing, Equinox Gold must undertake certain other financings to satisfy, among other things, certain leverage ratios required by the lenders in connection with the Debt Financing. These other financings are (a) a private placement of Equinox Gold Common Shares, at a price of US$6.18 (C$8.15, as at December 13, 2019)per Equinox Gold Common Share, for gross proceeds of US$40 million (the “Equity Financing”); and (b) a private placement of up to US$130 million in five year convertible debentures bearing interest at 4.75% and convertible into Equinox Gold Common Shares at US$7.80 per Equinox Gold Common Share (the “Convertible Debenture Financing”). The Equity Financing price of US$6.18 (C$8.15, as at December 13, 2019) per Equinox Gold Common Share represents no discount to the closing price of the Equinox Gold Common Shares on the TSX on December 13, 2019, the last trading day prior to the announcement of the Arrangement. The Convertible Debenture Financing conversion price of US$7.80 represents an approximate 25% premium to the closing price of the Equinox Gold Common Shares on the TSX on December 13, 2019.

Ross Beaty, the Chairman of Equinox Gold, will purchase all of the Equinox Gold Common Shares to be issued pursuant to the Equity Financing to maintain an approximate 10% interest in the combined company. MDC, a wholly-owned subsidiary of Mubadala, may purchase up to 100% of the Convertible Debenture Financing pursuant to the Mubadala Pre-emptive Right.

As a director of Equinox Gold, Ross Beaty is a related party of Equinox Gold for the purposes of MI 61-101. MDC is also a related party of Equinox Gold for the purposes of MI 61-101, as a result of its ownership of the Mubadala Notes, which are convertible into Equinox Gold Common Shares. Assuming conversion of the Mubadala Notes, MDC would own more than 10% of the issued and outstanding Equinox Gold Common Shares.

The issuance of Equinox Gold Common Shares to Ross Beaty pursuant to the Equity Financing and of convertible debentures to MDC pursuant to the Convertible Debenture Financing (the “Related Party Transactions”) constitute “related party transactions” under MI 61-101 because they involve the issuance by Equinox Gold of securities to related parties.

MI 61-101 provides that, unless an exemption is available, a reporting issuer proposing to carry out a related party transaction is required to: (a) obtain a formal valuation from a qualified independent valuator and to provide the holders of the affected securities with a summary of such valuation; and (b) obtain minority shareholder approval of the related party transaction. Equinox Gold is relying on the fair market value not more than 25% of market capitalization exemption set out in sections 5.5(a) and 5.7(a) of MI 61-101 to be exempted from the requirement for a formal valuation and minority shareholder approval with respect to the issuance of Equinox Gold Common Shares to Ross Beaty pursuant to the Equity Financing and the issuance of convertible debentures to MDC pursuant to the Convertible Debenture Financing. The fair market value of the Related Party Transactions does not exceed 25% of the market capitalization of Equinox Gold, calculated in accordance with MI 61-101.

The policies of the TSX require that the issuance of the Equinox Gold Common Shares to Ross Beaty pursuant to the Equity Financing be approved by a simple majority of the votes cast by disinterested Equinox Gold Shareholders, being all Equinox Gold Shareholders except for Ross Beaty, represented in person or by proxy and entitled to vote on such resolution at the Equinox Gold Meeting. Based on information provided by Ross Beaty, Ross Beaty owns or controls 13,274,028 Equinox Gold Common Shares, representing approximately 11.7% of the currently issued and outstanding Equinox Gold Common Shares, which will be excluded for purposes of calculating disinterested Equinox Gold Shareholder approval with respect to the Private Placement Resolution to be approved at the Equinox Gold Meeting.

United States Securities Law Considerations

The following discussion is only a general overview of certain requirements of the United States federal securities Laws that may be applicable to the Leagold Share Consideration and the Replacement Options (and the Equinox Gold Common Shares underlying the Replacement Options) issuable upon completion of the Arrangement. All holders of such securities are urged to consult with their own counsel to ensure compliance with applicable U.S. federal and state securities Laws.

Further information applicable to U.S. securityholders is disclosed under the heading “General Proxy Information – Information for United States Securityholders.”

The following discussion does not address the Canadian securities Laws that will apply to the issue of Leagold Share Consideration, Replacement Options or the Equinox Gold Common Shares underlying the Replacement Options, or the resale of any such securities, within Canada by Leagold Securityholders in the United States. Leagold Securityholders in the United States reselling any such securities in Canada must comply with Canadian securities Laws, as outlined elsewhere in this Circular.

The issuance of the Leagold Share Consideration to Leagold Shareholders in exchange for their Leagold Common Shares and the Replacement Options to Leagold Optionholders in exchange for their Leagold Options, in each case pursuant to the Arrangement, have not been and will not be registered under the 1933 Act or applicable U.S. state securities Laws, and such securities will be issued to Leagold Securityholders in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. state securities Laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the 1933 Act where the terms and conditions of the issuance and exchange of such securities have been determined to be substantively and procedurally fair to the persons to whom the securities will be issued by a court of competent jurisdiction, expressly authorized by Law to grant such approval, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. All Leagold Securityholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Court granted the Interim Order on December 20, 2019 and, subject to the approval of the Arrangement by Leagold Shareholders a hearing on the Arrangement will be held on or about January 30, 2020 by the Court. Accordingly, the Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption from the registration requirement of the 1933 Act. See “The Arrangement – Court Approval”. The issuance of the Leagold Share Consideration to Leagold Shareholders in exchange for Leagold Common Shares and the Replacement Options to Leagold Optionholders in exchange for their Leagold Options, in each case pursuant to the Arrangement, will, therefore, be exempt from registration under the 1933 Act pursuant to the Section 3(a)(10) Exemption.

The Leagold Share Consideration to be received by Leagold Shareholders upon completion of the Arrangement may be resold without restriction under the 1933 Act, except by persons who are “affiliates” (as defined in Rule 144) of Equinox Gold after the Effective Date or who have been affiliates of Equinox Gold within 90 days before the Effective Date. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Leagold Share Consideration received by such affiliates or former affiliates of Equinox Gold will be subject to certain restrictions on resale imposed by the 1933 Act, such that they may not resell such securities in the absence of registration under the 1933 Act or an exemption from such registration, if available, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S.

In general, pursuant to Rule 144, such affiliates or former affiliates will be entitled to sell, during any three-month period, the Leagold Share Consideration that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144. Such affiliates will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Equinox Gold. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of any issuer (each, a “Shell Company”) that has ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. If Equinox Gold were ever to be deemed to be, or to have at any time previously been, a Shell Company, Rule 144 may be unavailable for resales of Equinox Gold Common Shares unless and until Equinox Gold has satisfied the applicable conditions.

In general, under Regulation S, persons who are affiliates or former affiliates of Equinox Gold solely by virtue of their status as an officer or director of Equinox Gold may sell the Leagold Share Consideration outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of Leagold Share Consideration who is an “affiliate” (as defined in Rule 144) of Equinox Gold after the Arrangement other than by virtue of his or her status as an officer or director of Equinox Gold.

The exemption from the registration requirements of the 1933 Act provided by the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Equinox Gold Common Shares issuable upon exercise of the Replacement Options may not be issued in reliance upon the Section 3(a)(10) Exemption and the Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities Laws or pursuant to a registration statement under the 1933 Act.

Dissent Rights Under the Arrangement

Registered Leagold Shareholders who wish to dissent with respect to the Leagold Arrangement Resolution, respectively, should take note that strict compliance with the dissent procedures is required.

The following description of the dissent procedures is not a comprehensive statement of the procedures to be followed by a Leagold Dissenting Shareholder who seeks payment of the fair value of its Leagold Common Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Interim Order, Part 8, Division 2 of the BCBCA and the Plan of Arrangement which are attached to this Circular as Appendices I, L and C, respectively. A Leagold Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, and seek independent legal advice. Failure to comply strictly with the provisions of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights with respect to the Arrangement described herein based on the evidence presented at such hearing.

Each Registered Leagold Shareholder may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. Each Leagold Dissenting Shareholder who duly exercises its Dissent Rights in accordance with the Plan of Arrangement, shall be deemed to have transferred all Leagold Common Shares held by such Leagold Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Leagold, free and clear of all Liens, and if such Leagold Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for its Leagold Common Shares, such Leagold Dissenting Shareholder: (i) shall be deemed not to have participated in the Arrangement; (ii) will be entitled to be paid the fair value of such Leagold Common Shares by Leagold, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Leagold Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Leagold Dissenting Shareholder had not exercised its Dissent Rights in respect of such Leagold Common Shares; or
(b)	ultimately is not entitled, for any reason, to be paid fair value for such Leagold Common Shares, such Leagold Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Leagold Common Shares and shall be entitled to receive only the Equinox Gold Common Shares contemplated by the Plan of Arrangement that such Leagold Dissenting Shareholder would have received pursuant to the Arrangement if such Leagold Dissenting Shareholder had not exercised its Dissent Rights, but in no case shall Equinox Gold, Leagold or any other person be required to recognize any Leagold Dissenting Shareholder as a holder of Leagold Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the above referenced transfer under the Plan of Arrangement, and the name of such Leagold Dissenting Shareholder shall be removed from the register of Leagold Shareholders as to those Leagold Common Shares in respect of which Dissent Rights have been validly exercised.

Non-Registered Leagold Shareholders who wish to dissent with respect to their Leagold Common Shares should be aware that only Registered Leagold Shareholders are entitled to dissent with respect to them. A Registered Leagold Shareholder such as an intermediary who holds Leagold Common Shares as nominee for Registered Leagold Shareholders some of whom wish to dissent, must exercise Dissent Rights with respect to the Arrangement on behalf of such Non-Registered Leagold Shareholders with respect to the Leagold Common Shares held for such Non-Registered Leagold Shareholders. In such case, the Leagold Notice of Dissent (as defined below) should set forth the number of Leagold Common Shares it covers.

Pursuant to section 238 of the BCBCA, the Interim Order and the Plan of Arrangement, every Non-Registered Leagold Shareholder who dissents from the Leagold Arrangement Resolution in compliance with sections 237 to 247 of the BCBCA will be entitled to be paid by Leagold the fair value of the Leagold Common Shares held by such Leagold Dissenting Shareholder determined as of the close of business on the Business Day immediately preceding the date on which the Leagold Arrangement Resolution was adopted.

A Leagold Dissenting Shareholder must dissent with respect to all Leagold Common Shares in which the holder owns a beneficial interest. A Registered Leagold Shareholder who wishes to dissent to the Leagold Arrangement Resolution must deliver written notice of dissent (an “Leagold Notice of Dissent”) to Leagold c/o Fasken Martineau DuMoulin LLP Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3 (Attention: Georald Ingborg) by 5:00 p.m. (Vancouver time) on January 24, 2020, and such Leagold Notice of Dissent must strictly comply with the requirements of section 242 of the BCBCA.

Any failure by a Registered Leagold Shareholder to fully comply may result in the loss of that holder’s Dissent Rights with respect to the Arrangement. Registered Leagold Shareholders who wish to exercise such Dissent Rights must arrange for the Registered Leagold Shareholder holding their Leagold Common Shares to deliver the Leagold Notice of Dissent.

The delivery of a Leagold Notice of Dissent does not deprive a Leagold Dissenting Shareholder of the right to vote at the Leagold Meeting on the Leagold Arrangement Resolution; however, a Leagold Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to the Arrangement with respect to any of his or her Leagold Common Shares if the Leagold Dissenting Shareholder votes in favour of the Leagold Arrangement Resolution. A vote against the Leagold Arrangement Resolution, whether in person or by proxy, does not constitute a Leagold Notice of Dissent.

A Leagold Dissenting Shareholder must prepare a separate Leagold Notice of Dissent for him or herself, if dissenting on his or her own behalf, and for each other person who beneficially owns Leagold Common Shares registered in the Leagold Dissenting Shareholder’s name and on whose behalf the Leagold Dissenting Shareholder is dissenting, and must dissent with respect to all of the Leagold Common Shares registered in his or her name beneficially owned by the Non-Registered Leagold Shareholder on whose behalf he or she is dissenting. The Leagold Notice of Dissent must set out the number of Leagold Common Shares in respect of which the Leagold Notice of Dissent is to be sent (the “Arrangement Notice Shares”) and: (a) if such Leagold Common Shares constitute all of the Leagold Common Shares of which the Leagold Dissenting Shareholder is the registered and beneficial owner and that holder owns no other Leagold Common Shares as beneficial owner, a statement to that effect; (b) if such Leagold Common Shares constitute all of the Leagold Common Shares of which the Leagold Dissenting Shareholder is both the registered and beneficial owner but the Leagold Dissenting Shareholder owns additional Leagold Common Shares beneficially, a statement to that effect and the names of the Registered Leagold Shareholders the number of Leagold Common Shares held by such registered owners and a statement that written Leagold Notices of Dissent are being or have been sent with respect to such other Leagold Common Shares; or (c) if the Dissent Rights with respect to the Arrangement are being exercised by a registered owner on behalf of a Non-Registered Leagold Shareholder who is not the dissenting shareholder, a statement to that effect and the name of the Non-Registered Leagold Shareholder and a statement that the registered owner is dissenting with respect to all Leagold Common Shares of the Non-Registered Leagold Shareholder registered in such registered owner’s name.

If the Leagold Arrangement Resolution is approved by the Leagold Shareholders as required at the Leagold Meeting, and if Leagold notifies the Leagold Dissenting Shareholders of its intention to act upon the Leagold Arrangement Resolution, the Leagold Dissenting Shareholder is then required within one month after Leagold gives such notice, to send to Leagold the certificates representing the Arrangement Notice Shares and a written statement that requires Leagold to purchase all of the Arrangement Notice Shares. If the Dissent Rights with respect to the Arrangement are being exercised by the Leagold Dissenting Shareholder on behalf of a Non-Registered Leagold Shareholder who is not the Leagold Dissenting Shareholder, a statement signed by such Non-Registered Leagold Shareholder is required which sets out whether the Non-Registered Leagold Shareholder is the beneficial owner of other Leagold Common Shares and if so, (i) the names of the Registered Leagold Shareholders of such Leagold Common Shares; (ii) the number of such Leagold Common Shares; and (iii) that dissent is being exercised in respect of all of such Leagold Common Shares. Upon delivery of these documents, the Leagold Dissenting Shareholder is deemed to have sold the Leagold Common Shares and Leagold is deemed to have purchased them. Once the Leagold Dissenting Shareholder has done this, the Leagold Dissenting Shareholder may not vote or exercise any shareholder rights in respect of the Arrangement Notice Shares.

The Leagold Dissenting Shareholder and Leagold may agree on the payout value of the Arrangement Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Arrangement Notice Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the Court. After a determination of the payout value of the Arrangement Notice Shares, Leagold must then promptly pay that amount to the Leagold Dissenting Shareholder.

A Leagold Dissenting Shareholder loses his or her Dissent Rights with respect to the Arrangement if, before full payment is made for the Arrangement Notice Shares, Leagold abandons the corporate action that has given rise to such Dissent Rights (namely, the Arrangement), a court permanently enjoins the action, or the Leagold Dissenting Shareholder withdraws the Leagold Notice of Dissent with Leagold’s consent. When these events occur, Leagold must return the share certificates to the Leagold Dissenting Shareholder and the Leagold Dissenting Shareholder regains the ability to vote and exercise shareholder rights.

The discussion above is only a summary of the Dissent Rights with respect to the Arrangement, which are technical and complex. A Shareholder who intends to exercise such Dissent Rights should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA as modified by the Interim Order, the Final Order and the Plan of Arrangement. Non-Registered Leagold Shareholders who wish to dissent should be aware that only a Registered Leagold Shareholder is entitled to dissent.

Leagold suggests that any Leagold Shareholder wishing to avail himself or herself of the Dissent Rights with respect to the Arrangement seek his or her own legal advice, as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order, Final Order and Plan of Arrangement may prejudice the availability of such Dissent Rights. Leagold Dissenting Shareholders should note that the exercise of Dissent Rights with respect to the Arrangement can be a complex, time-consuming and expensive process.

If a Leagold Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights with respect to the Arrangement, it will lose such Dissent Rights, Leagold will return to the Leagold Dissenting Shareholder the certificate(s) representing the Arrangement Notice Shares that were delivered to Leagold, if any, and if the Arrangement is completed, that Leagold Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Leagold Shareholder.

If, as of the Effective Date, the aggregate number of Leagold Common Shares in respect of which Leagold Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights in connection with the Arrangement, exceeds 5% of the Leagold Common Shares then outstanding, Equinox Gold is entitled, in its discretion, not to complete the Arrangement. See “The Arrangement Agreement — Conditions to the Arrangement Becoming Effective – Equinox Gold Conditions Precedent”.

Information Concerning Equinox Gold

Equinox Gold is a corporation existing under the Laws of the Province of British Columbia. Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly-owned gold mines. Equinox Gold is producing gold from its Mesquite Gold Mine in California and its Aurizona Gold Mine in Brazil, and is constructing its Castle Mountain Gold Mine in California with the target of pouring gold in Q3-2020.

The head and registered office of Equinox Gold is located at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.

Equinox Gold is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and the Equinox Gold Common Shares trade on the TSX and the NYSE American under the trading symbol “EQX”.

For further information concerning the business and operations of Equinox Gold, see Appendix D.

Information Concerning Leagold

Leagold is a corporation existing pursuant to the Laws of the Province of British Columbia. Leagold is a mid-tier gold producer with a focus on opportunities in Latin America. Leagold is based in Vancouver, Canada and owns four operating gold mines in Mexico and Brazil, along with a near-term gold mine restart project in Brazil and an expansion project at the Los Filos mine complex in Mexico.

Leagold’s principal and head office is located at Suite 3043, 595 Burrard Street, P.O. Box 49152, Three Bentall Centre, Vancouver, British Columbia, V7X 1J1. Leagold’s registered and records office is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Leagold is a reporting issuer in all of the provinces and territories of Canada and the Leagold Common Shares trade on the TSX under the trading symbol “LMC”. It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Leagold Common Shares will be delisted from trading on the TSX and Leagold will apply to the applicable Canadian securities regulators to have Leagold cease to be a reporting issuer.

For further information concerning the business and operations of Leagold, see Appendix E.

Information Concerning Equinox Gold Following Completion of the Arrangement

As a result of the Arrangement, Leagold will become a wholly-owned Subsidiary of Equinox Gold. For further information concerning the business and operations of Equinox Gold following completion of the Arrangement, see Appendix D.

Pro forma Combined Financial Information

See Appendix F for selected pro forma combined financial information of Equinox Gold as at and for the nine months ended September 30, 2019 and for the year ended December 31, 2018 after giving effect to the Arrangement. Reference should be made, among other things, to Equinox Gold’s audited consolidated annual financial statements for the year ended December 31, 2018 and unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019, each of which is incorporated by reference in this Circular and Leagold’s audited annual consolidated financial statements for the year ended December 31, 2018 and unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 included in Appendix E, each of which is incorporated by reference in this Circular.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a beneficial owner of Leagold Common Shares who, at all relevant times, for purposes of the Tax Act: (i) deals at arm’s length with Leagold and Equinox Gold; (ii) is not affiliated with Leagold or Equinox Gold; and (iii) holds its Leagold Common Shares and will hold the Equinox Gold Common Shares received upon the Arrangement, as capital property (a “Holder”).

Leagold Common Shares will generally be considered to be capital property to a Holder unless such Leagold Common Shares are held by the Holder in the course of carrying on a business of buying and selling securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “specified financial institution” for the purposes of the Tax Act; (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iv) who makes or has made a functional currency reporting election for the purposes of the Tax Act; (v) that is a foreign affiliate, as defined in the Tax Act, of a taxpayer resident in Canada; (vi) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, in respect of the Leagold Common Shares or Equinox Gold Common Shares; (vii) where, immediately after the share exchange, the Holder, or persons with whom the Holder did not deal at arm’s length for purposes of the Tax Act, alone or together either control Equinox Gold for purposes of the Tax Act or beneficially own shares of Equinox Gold that have a fair market value in excess of 50% of the fair market value of all outstanding shares of the authorized share structure of Equinox Gold; or (viii) that has received, or receives, Leagold Common Shares upon the exercise of a Leagold Option or pursuant to any other employee compensation plan . In addition, this summary does not address the tax considerations to holders of Leagold Options, Leagold PSUs, Leagold DSUs or Leagold Warrants. Such holders should consult their own tax advisors to determine the tax consequences to them of the Arrangement.

This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length (for purposes of the Tax Act) for purposes of the rules in section 212.3 of the Tax Act. Such Holder should consult their own tax advisors with respect to the tax consequences to them of the Arrangement.

This summary is based on the current provisions of the Tax Act, and on an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in Law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences of the transactions described in this Circular, having regard to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of Leagold Common Shares or Equinox Gold Common Shares, such as dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars, and amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders whose Leagold Common Shares or Equinox Gold Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have such shares, and every other “Canadian security” (as defined in the Tax Act) owned by them in the taxation year and any subsequent taxation year, deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Resident Holders considering making such an election should consult their own tax advisors for advice as to whether the election is available or advisable in their own particular circumstances.

Exchange of Leagold Common Shares for Equinox Gold Common Shares

Pursuant to the Arrangement, a Resident Holder, other than a Dissenting Resident Holder (as defined below), will exchange their Leagold Common Shares for Equinox Gold Common Shares. Such Resident Holder will generally be deemed to have disposed of such Leagold Common Shares under a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless such holder chooses to recognize a capital gain (or capital loss) as described in the immediately following paragraph. More specifically, where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of the Leagold Common Shares for proceeds of disposition equal to the adjusted cost base (as defined in the Tax Act) of the Leagold Common Shares to such holder, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the Equinox Gold Common Shares at an aggregate cost equal to such adjusted cost base of the Leagold Common Shares. This cost will be averaged with the adjusted cost base of all other Equinox Gold Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Equinox Gold Common Share held by the Resident Holder as capital property.

A Resident Holder who exchanges Leagold Common Shares for Equinox Gold Common Shares pursuant to the Arrangement and who chooses to recognize a capital gain (or capital loss) in respect of the exchange may do so by including such capital gain (or capital loss) in computing its income for the taxation year in which the exchange takes place. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Equinox Gold Common Shares received exceeds (or is less than) the aggregate of the adjusted cost base (as defined in the Tax Act) of the Leagold Common Shares to the Resident Holder, determined immediately before the exchange, and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below. The cost of the Equinox Gold Common Shares acquired on the exchange will be equal to the fair market value thereof at the time of the exchange. This cost is generally averaged with the adjusted cost base of all other Equinox Gold Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Equinox Gold Common Share held by the Resident Holder as capital property.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred such Dissenting Resident Holder’s Leagold Common Shares to Leagold, and will be entitled to receive a payment from Leagold of an amount equal to the fair value of such Dissenting Resident Holder’s Leagold Common Shares. A Dissenting Resident Holder will be deemed to have received a taxable dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest, if any, awarded by the Court) exceeds the “paid-up capital” (computed for the purpose of the Tax Act) of the Dissenting Resident Holder’s Leagold Common Shares immediately before their surrender to Leagold pursuant to the Arrangement. In the case of a Dissenting Resident Holder that is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not a dividend. The tax consequences described below under the heading “Holders Resident in Canada - Dividends on Equinox Gold Common Shares” will generally apply with respect to any deemed dividend arising to a Dissenting Resident Holder.

In addition, the Dissenting Resident Holder will be considered to have disposed of such Leagold Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (other than that portion that is in respect of interest, if any, awarded by the Court), less the amount of any deemed dividend arising on the surrender of such shares as described above. The Dissenting Resident Holder will, in general, realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of the Leagold Common Shares immediately before their surrender to Leagold pursuant to the Arrangement. See “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and losses under the Tax Act.

Any interest awarded by the Court to a Dissenting Resident Holder will be included in such Dissenting Resident Holder’s income for the purposes of the Tax Act.

A Dissenting Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including amounts in respect of taxable capital gains and interest.

Dissenting Resident Holders who are contemplating exercising their Dissent Rights should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Dividends on Equinox Gold Common Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Holder’s Equinox Gold Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Equinox Gold as “eligible dividends”, as defined in the Tax Act. There may be limitations on the ability of Equinox Gold to designate dividends as eligible dividends.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Holder’s Equinox Gold Common Shares, but generally will be entitled to deduct an equivalent amount in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of a disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A “private corporation” or a “subject corporation” (each as defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it receives or is deemed to receive on Equinox Gold Common Shares to the extent that the dividend is deducible in computing the corporation’s taxable income.

Taxable dividends received by an individual or trust, other than certain specified trusts, may give rise to minimum tax as calculated under the detailed rules set out in the Tax Act.

Disposing of Equinox Gold Common Shares

Generally on a disposition or deemed disposition of an Equinox Gold Common Share (other than in a tax deferred transaction or a disposition to Equinox Gold, subject to certain detailed exceptions in the Tax Act), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the Equinox Gold Common Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a share may be reduced by the amount of certain dividends previously received (or deemed to be received) by the Resident Holder on such share (or, in certain circumstances, another share where the share has been acquired in exchange for such other share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

Eligibility for Investment

Based on the current provisions of the Tax Act as of the date hereof, the Equinox Gold Common Shares issued pursuant to the Arrangement will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”) or a tax-free savings account (“TFSA”) (each as defined in the Tax Act), at any particular time, provided that, at that time, the Equinox Gold Common Shares are listed on a “designated stock exchange” (which currently includes the TSX) or Equinox Gold is a “public corporation” (each as defined in the Tax Act).

Notwithstanding that Equinox Gold Common Shares may be qualified investments for a trust governed by a RRSP, RRIF, TFSA, RDSP or RESP, the annuitant under an RRSP or RRIF, the holder of a TFSA or RDSP, or the subscriber of a RESP, will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act). The Equinox Gold Common Shares will generally not be a “prohibited investment” for a trust governed by a TFSA, RRSP, RRIF, RDSP or RESP provided that (i) the holder of the TFSA or RDSP, the annuitant under the RRSP or the RRIF, or the subscriber under the RESP, as the case may be, deals at arm’s length with Equinox Gold for purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in Equinox Gold, or (ii) the Equinox Gold Common Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RRSP, RRIF, RDSP or RESP. An annuitant under the RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of a RESP should consult its own tax advisor in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the application of the Tax Act and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Leagold Common Shares or Equinox Gold Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Exchange of Leagold Common Shares for Equinox Gold Common Shares

Leagold Common Shares held by Non-Resident Holders, other than Dissenting Non-Resident Holders, as defined below, will be exchanged for Equinox Gold Common Shares as part of the Arrangement.

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Leagold Common Share, unless the Leagold Common Share: (i) is “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act; and (ii) is not “treaty-protected property” of the Non-Resident Holder at the time of the disposition. Leagold Common Shares owned by a Non-Resident Holder will generally be treaty protected property if the gain from the disposition of such shares would, because of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident, be exempt from tax under Part I of the Tax Act.

Generally, a Leagold Common Share, will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition provided that such share is listed on a designated stock exchange (which includes the TSX) at that time, unless at any time during the 60-month period immediately preceding the disposition: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Leagold, and (ii) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). In certain circumstances set out in the Tax Act, Leagold Common Shares may be deemed to be “taxable Canadian property”.

In the event the Leagold Common Shares are, or are deemed to be, “taxable Canadian property” to the Non-Resident Holder but not “treaty-protected property” to the Non-Resident Holder at the time of disposition, the consequences to such Non-Resident Holder will generally be the same as described above under the heading “Holders Resident in Canada – Exchange of Leagold Common Shares for Equinox Gold Common Shares”, including the potential for the deferral of any capital gain or loss that would otherwise be realized on the disposition of the Leagold Common Shares in exchange for the Equinox Gold Common Shares under the provisions of subsection 85.1(1) of the Tax Act.

Non-Resident Holders who dispose of Leagold Common Shares that may be “taxable Canadian property” should consult their own tax advisors concerning the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return depending on their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non-Resident Holder”) will be deemed to have transferred such Dissenting Non-Resident Holder’s Leagold Common Shares to Leagold, and will be entitled to receive a payment from Leagold of an amount equal to the fair value of such Dissenting Non-Resident Holder’s Leagold Common Shares. A Dissenting Non-Resident Holder will be deemed to receive a taxable dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest, if any, awarded by the Court) exceeds the “paid-up capital” (computed for the purpose of the Tax Act) of the Dissenting Non-Resident Holder’s Leagold Common Shares immediately before their surrender to Leagold pursuant to the Arrangement. Any such dividend will be subject to Canadian non-resident withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, unless the rate is reduced by an applicable income tax treaty or convention.

A Dissenting Non-Resident Holder of Leagold Common Shares will also be considered to have disposed of such Leagold Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. A Dissenting Non-Resident Holder will generally not be subject to income tax under the Tax Act in respect of any capital gain realized on a disposition of Leagold Common Shares pursuant to the exercise of their Dissent Rights unless such Leagold Common Shares constitute, or are deemed to constitute, “taxable Canadian property” of the Dissenting Non-Resident Holder and the Dissenting Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. See the discussion above under the heading “Holders Not Resident in Canada – Exchange of Leagold Common Shares for Equinox Gold Common Shares”.

Any interest paid or credited to a Dissenting Non-Resident Holder will generally not be subject to Canadian withholding tax under the Tax Act provided such interest is not “participating debt interest” (as defined in the Tax Act).

Dissenting Non-Resident Holders who are contemplating exercising their Dissent Rights should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Dividends on Equinox Gold Common Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder’s Equinox Gold Common Shares will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, unless the withholding rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Convention, and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%. Non-Resident Holders should consult their own tax advisors in this regard.

Disposing of Equinox Gold Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of an Equinox Gold Common Share acquired pursuant to the Arrangement, unless the Equinox Gold Common Share is: (i) “taxable Canadian property” to the Non-Resident Holder at the time of disposition for purposes of the Tax Act; and (ii) not “treaty protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition. Provided that at the time of disposition the Equinox Gold Common Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX), the Equinox Gold Common Shares will not be “taxable Canadian property” at that time, unless at any time during the 60-month period immediately preceding the disposition: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Equinox Gold , and (ii) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists).

Where a Non-Resident Holder acquires Equinox Gold Common Shares pursuant to the Arrangement in exchange for Leagold Common Shares that are, at the time of the exchange, “taxable Canadian property” to the Non-Resident Holder, the Equinox Gold Common Shares will generally be deemed to be “taxable Canadian property” to the Non-Resident Holder for the 60 month period following the exchange. Non-Resident Holders who dispose of Equinox Gold Common Shares that may constitute “taxable Canadian property” should consult their own tax advisors with respect to the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return in respect of the disposition depending on their particular circumstances.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Holder. Accordingly, Holders should consult their own tax advisors for advice as to the income tax consequences to them of the Arrangement in their particular circumstances.

Certain United States Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences generally applicable to U.S. Holders of Leagold Common Shares relating to the exchange of Leagold Common Shares for Equinox Gold Common Shares pursuant to the Arrangement, to the exercise of Dissent Rights and to the ownership and disposition of Equinox Gold Common Shares received pursuant to the Arrangement. Except as expressly provided otherwise below, this discussion applies only to U.S. Holders that hold their Leagold Common Shares, and will hold their Equinox Gold Common Shares received pursuant to the Arrangement, as capital assets (generally, property held for investment purposes). This section does not apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of Leagold’s or Equinox Gold’s equity, persons that own or will own, directly, indirectly or constructively, 5% or more (by vote or value) of Equinox Gold’s equity after the Arrangement, persons that hold an interest in an entity that holds Leagold Common Shares or will hold Equinox Gold Common Shares, persons that hold Leagold Common Shares or will hold Equinox Gold Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. In addition, this discussion does not address the U.S. federal income tax considerations of the Arrangement to holders of Leagold Options, Leagold PSUs, Leagold DSUs or Leagold Warrants. Each Leagold Securityholder should consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement and the ownership and disposition of Equinox Gold Common Shares. This discussion is based on the U.S. Tax Code, its legislative history, administrative pronouncements of the IRS, existing and proposed U.S. Treasury regulations, published rulings and court decisions, and the Convention, all as in effect as of the date of this Circular, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

A “U.S. Holder” is a beneficial owner of Leagold Common Shares or Equinox Gold Common Shares, who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the Laws of the United States, or any state thereof, or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other pass-through entity holds Leagold Common Shares or Equinox Gold Common Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder will generally depend on the status of that person and the tax treatment of the pass-through entity. A partner, beneficiary or other stakeholder in a pass-through entity holding Leagold Common Shares or Equinox Gold Common Shares should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement and the ownership and disposition of Equinox Gold Common Shares.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder. No opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder is made. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it of the transactions contemplated by the Arrangement, including the application of U.S. federal, state and local tax Laws, as well as any applicable non-U.S. tax Laws, to a U.S. Holder’s particular situation, and of any change in applicable tax Laws.

U.S. Federal Income Tax Considerations Relating to the Arrangement

Exchange of Leagold Common Shares for Equinox Gold Common Shares in the Arrangement

Subject to the discussion below regarding the application of the passive foreign investment company rules to the Arrangement, the exchange of Leagold Common Shares for Equinox Gold Common Shares is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, although there can be no assurance that it will so qualify. Accordingly, subject to the discussion below regarding the application of the passive foreign investment company rules to the Arrangement, assuming the exchange of Leagold Common Shares for Equinox Gold Common Shares qualifies as a reorganization under Section 368(a) of the U.S. Tax Code, a U.S. Holder of Leagold Common Shares will not recognize any gain or loss on the exchange of its shares for Equinox Gold Common Shares. The aggregate basis of the Equinox Gold Common Shares received in the exchange should be the same as the aggregate basis of the Leagold Common Shares for which they are exchanged. The holding period of Equinox Gold Common Shares received in the exchange will include the holding period of the Leagold Common Shares for which they are exchanged. If a U.S. Holder holds different blocks of Leagold Common Shares (generally as a result of having acquired different blocks of shares at different times or at different costs), such U.S. Holder’s tax basis and holding period in its Equinox Gold Common Shares may be determined with reference to each block of Leagold Common Shares for which they are exchanged.

If, however, the exchange of Leagold Common Shares for Equinox Gold Common Shares does not qualify as a reorganization under Section 368(a) of the U.S. Tax Code, a U.S. Holder of Leagold Common Shares will recognize gain or loss on the exchange of its shares for Equinox Gold Common Shares equal to the difference between the fair market value of the Equinox Gold Common Shares received and the adjusted basis in the Leagold Common Shares surrendered. For this purpose, U.S. Holders of Leagold Common Shares must calculate gain or loss separately for each identified block of Leagold Common Shares exchanged (that is, Leagold Common Shares acquired at the same cost in a single transaction). The basis of each of the Equinox Gold Common Shares received in the exchange will equal its fair market value, and the holding period for the Equinox Gold Common Shares will begin on the day after the exchange.

Gain on the disposition of stock in a corporation treated as a PFIC with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under “U.S. Federal Income Tax Considerations Relating to the Equinox Gold Common Shares– Passive Foreign Investment Company Rules”, unless such holder has timely made certain elections. Although Leagold believes that it will not be classified as a PFIC in its current taxable year, this determination cannot be made until the end of the taxable year. Moreover, there can be no assurance that the IRS would agree with this determination or that Leagold has never been classified as a PFIC. Subject to the PFIC rules, any gain recognized in the exchange of Leagold Common Shares for Equinox Gold Common Shares generally will be treated as capital gain and will be long-term capital gain if the U.S. Holder’s holding period for the Leagold Common Shares is more than one year at the time of such exchange. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. Any capital gain will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Application of the Passive Foreign Investment Company Rules to the Arrangement

A U.S. Holder of Leagold Common Shares may be subject to certain adverse U.S. federal income tax rules in respect of an exchange of their shares if Leagold were classified as a PFIC for any taxable year during which such U.S. Holder has held Leagold Common Shares and did not have certain elections in effect. The rules governing the determination of whether a non-U.S. corporation qualifies as a PFIC with respect to a U.S. Holder, and the consequences to a U.S. Holder of owning and disposing of shares of a PFIC, are described more fully below under “U.S. Federal Income Tax Considerations Relating to the Equinox Gold Common Shares – Passive Foreign Investment Company Rules”.

Section 1291(f) of the U.S. Tax Code provides that, to the extent provided in U.S. Treasury regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of Law. Pursuant to the Proposed PFIC Regulations, U.S. Holders would not recognize gain (beyond gain that would otherwise be recognized under the applicable non-recognition rules) on the disposition of stock in a PFIC if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged solely for stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the non-recognition transfer. If finalized in their current form, the Proposed PFIC Regulations would be effective for transactions occurring on or after April 11, 1992, including the Arrangement.

Leagold does not believe that it is or has recently been classified as a PFIC, although no guarantee can be made that this classification is correct or that the IRS will agree with this classification. Equinox Gold believes that it was not classified as a PFIC in its most recent taxable year and that it will not be classified as a PFIC for the current taxable year or taxable year in the foreseeable future. Accordingly, if the Proposed PFIC Regulations were finalized and made applicable to the exchange of Leagold Common Shares for Equinox Gold Common Shares (or if such Proposed PFIC Regulations are never finalized), the U.S. federal income tax treatment of U.S. Holders of Leagold Common Shares would be as described above even if Leagold were to be classified as a PFIC only if Equinox Gold is also classified as a PFIC. Because the Proposed PFIC Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed.

If Leagold were treated as a PFIC with respect to a U.S. Holder but Equinox Gold were not treated as PFIC for the current taxable year, and if the Proposed PFIC Regulations were finalized in their current form and made applicable to the Arrangement (even if such finalization occurs after completion of the Arrangement), then the exchange of Leagold Common Shares for Equinox Gold Common Shares would be a fully taxable transaction for such U.S. Holder. Any gain realized would be subject to the rules described below under “U.S. Federal Income Tax Considerations Relating to the Equinox Gold Common Shares – Passive Foreign Investment Company Rules” applicable to U.S. Holders who dispose of stock of a PFIC.

The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the PFIC rules to the Arrangement, including the application of any information reporting requirements related to the ownership and disposition of shares of a PFIC.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights with respect to their Leagold Common Shares and is paid cash in exchange for all of such U.S. Holder's Leagold Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for such U.S. Holder's Leagold Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such Leagold Common Shares surrendered. Subject to the PFIC rules generally discussed in this discussion below under “U.S. Federal Income Tax Considerations Relating to the Equinox Gold Common Shares – Passive Foreign Investment Company Rules”, such gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Leagold Common Shares is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a non-corporate U.S. Holder. Deductions for capital losses are subject to complex limitations under the Code.

Subject to the discussion below regarding the application of the passive foreign investment company rules to the Arrangement, the exchange of Leagold Common Shares for Equinox Gold Common Shares has been structured in a manner intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, including providing that any payment to Leagold Shareholders who exercised Dissent Rights are to be paid by Leagold from cash held by Leagold, although there can be no assurance that the Arrangement will qualify as such a reorganization.

U.S. Federal Income Tax Considerations Relating to the Equinox Gold Common Shares

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income”. In general, “passive income” includes dividends, interest, certain rents and royalties and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” (at least 85 percent) of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on the nature of Equinox Gold’s income, assets and activities, Equinox Gold believes that it was not classified as a PFIC in its most recent taxable year and that it will not be classified as a PFIC for the current taxable year or taxable year in the foreseeable future. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond Equinox Gold’s control, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance as to Equinox Gold’s PFIC status in the current or subsequent taxable years.

As described below, adverse tax consequences could apply to a U.S. Holder if Equinox Gold were classified as a PFIC. A U.S. Holder would be required to report any gain on the disposition of any Equinox Gold Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the Equinox Gold Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Equinox Gold Common Shares. The amounts allocated to the taxable year of disposition and to years before Equinox Gold became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. An “Excess Distribution” is the amount by which distributions received by a U.S. Holder during a taxable year in respect of its Equinox Gold Common Shares exceed 125% of the average amount of distributions in respect thereof received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Equinox Gold Common Shares). For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the Equinox Gold Common Shares as security for a loan may be treated as a taxable disposition of the Equinox Gold Common Shares.

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which Equinox Gold is treated as a PFIC with respect to such U.S. Holder and any of Equinox Gold’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in Equinox Gold.

The tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC provided Equinox Gold provides the necessary information regarding its ordinary earnings and net capital gain. Consequently, if Equinox Gold is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat Equinox Gold as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Equinox Gold Common Shares. If a U.S. Holder makes a timely QEF election with respect to Equinox Gold, the electing U.S. Holder would be required in each taxable year that Equinox Gold is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of Equinox Gold and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of Equinox Gold, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Equinox Gold Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Equinox Gold Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to Equinox Gold will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of Equinox Gold Common Shares or from the receipt of Excess Distributions may be greater than the tax would be if a timely QEF election is made. U.S. Holders are urged to consult their own tax advisors regarding the advisability and availability of making a QEF election with respect to Equinox Gold and any Subsidiary PFIC.

Alternatively, if Equinox Gold were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Equinox Gold Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case Equinox Gold is classified as a PFIC in any taxable year.

During any taxable year in which Equinox Gold or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally may be required to file IRS Form 8621, subject to certain exceptions. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences which would arise if Equinox Gold were treated as a PFIC for any taxable year, including as to how such a classification would impact the tax consequences of the Arrangement.

Distributions on the Equinox Gold Common Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Equinox Gold Common Shares (including any amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to Equinox Gold’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Equinox Gold may not calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed above, distributions on Equinox Gold Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit Canadian withholding tax imposed on dividends paid to a U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the equity of a foreign corporation generally constitute foreign source income. Dividends distributed by Equinox Gold will generally constitute “passive category” income for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Equinox Gold Common Shares

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of the Equinox Gold Common Shares in an amount equal to the difference between the amount realized for the Equinox Gold Common Shares and the U.S. Holder’s adjusted tax basis in such Equinox Gold Common Shares. Subject to the passive foreign investment company rules discussed above, the gain or loss will generally be a capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Equinox Gold Common Shares, subject to exceptions (including an exception for Equinox Gold Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Equinox Gold Common Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Equinox Gold Common Shares.

RISK FACTORS

Equinox Gold Shareholders who vote in favour of the Equinox Gold Shareholder Resolution and Leagold Securityholders who vote in favour of the Leagold Arrangement Resolution will be voting in favour of combining the businesses of Equinox Gold and Leagold, and, in the case of Leagold Securityholders, to invest in Equinox Gold Common Shares or Replacement Options, as the case may be, and in the case of Equinox Gold Shareholders, to invest in the business of Leagold. There are certain risk factors associated with the Arrangement, an investment in Equinox Gold Common Shares and an investment in Leagold which should be carefully considered by Equinox Gold Shareholders and Leagold Securityholders, including the fact that the Arrangement may not be completed, if among other things, the Equinox Gold Shareholder Resolution is not approved at the Equinox Gold Meeting, the Leagold Arrangement Resolution is not approved at the Leagold Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, Appendices D, E and F, including the documents incorporated by reference therein, and documents filed by Equinox Gold and Leagold pursuant to applicable Laws from time to time.

The Arrangement May Not Be Completed

Each of the Parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Parties, including obtaining approval of Equinox Gold Shareholders of the Equinox Gold Shareholder Resolution, approval of Leagold Securityholders of the Leagold Arrangement Resolution, approval of the TSX and NYSE American, entering into of definitive loan agreements relating to the Debt Financing, Key Regulatory Approvals, including the approval of the Arrangement by the Mexican Federal Economic Competition Commission, and approval of the Court. It is expected that in order for the lenders to provide the Debt Financing, Equinox Gold must complete the Equity Financing and Convertible Debenture Financing, which are each subject to completion of definitive documentation, regulatory approvals and other customary closing conditions. There is no certainty, nor can the Parties provide any assurance, that these conditions will be satisfied, or if satisfied, when they will be satisfied.

There are a number of material risks to which Equinox Gold and Leagold are subject relating to the Arrangement not being completed, including the following:

(a)	certain costs related to the Arrangement, such as legal, financial advisor and accounting fees must be paid by Equinox Gold and Leagold even if the Arrangement is not completed;
(b)	if the Arrangement is not completed, the market price of Equinox Gold Common Shares or Leagold Common Shares may be adversely affected; and
(c)	if the Arrangement Agreement is terminated and the Equinox Gold Board or the Leagold Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the Arrangement and, under certain circumstances, Equinox Gold or Leagold may be required to pay the Termination Fee to the other Party.

Possible Failure to Realize Anticipated Benefits of the Arrangement

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Equinox Gold’s ability to realize the anticipated growth opportunities and synergies from integrating Leagold’s business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to Equinox Gold following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of Equinox Gold to achieve the anticipated benefits of the Arrangement as well as any anticipated benefits from possible future acquisitions.

Risks Related to the Businesses of Equinox Gold and Leagold

Each of the businesses of Equinox Gold and Leagold are subject to significant risks. See the risk factors set out in the documents incorporated by reference in Appendices D and E. While each of Equinox Gold and Leagold have completed due diligence investigations, including reviewing technical, environmental, legal, tax accounting, financial and other matters, on the other Party, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Equinox Gold and the combined assets of Equinox Gold and Leagold following the Arrangement and may have a negative impact on the value of the Equinox Gold Common Shares.

Equinox Gold and Leagold Expect to Each Incur Significant Costs Associated with the Arrangement

Each of Equinox Gold and Leagold will incur significant direct transaction costs in connection with the Arrangement. While such costs were anticipated, actual direct transaction costs incurred in connection with the Arrangement may be higher than expected. Moreover, certain of Equinox Gold’s and Leagold’s costs related to the Arrangement, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed.

Dissent Rights

Registered Leagold Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Leagold Common Shares in cash in connection with the Arrangement in accordance with the BCBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order. If there are a significant number of Leagold Dissenting Shareholders, a substantial cash payment may be required to be made to such Leagold Shareholders that could have an adverse effect on Equinox Gold’s financial condition and cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Leagold Common Shares in respect of which Leagold Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, exceeds 5% of the Leagold Common Shares then outstanding, Equinox Gold is entitled, in its discretion, not to complete the Arrangement. See “Securities Law Considerations – Dissent Rights under the Arrangement”.

The Equinox Gold Common Shares Issued in Connection with the Arrangement May Have a Market Value Different Than Expected

Pursuant to the Arrangement, each Leagold Shareholder will be entitled to receive 0.331 of an Equinox Gold Common Share for each Leagold Common Share held, subject to adjustment for fractional shares. Because the exchange ratio under the Arrangement will not be adjusted to reflect any changes in the market value of Equinox Gold Common Shares or the Leagold Common Shares, the market values of the Equinox Gold Common Shares and the Leagold Common Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Equinox Gold Common Shares declines, the value of the consideration received by Leagold Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Equinox Gold, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of gold and other factors over which neither Equinox Gold nor Leagold has control.

Equinox Gold May Not Realize the Benefits of its Growth Projects

As part of its strategy, Equinox Gold will continue existing efforts and initiate new efforts to develop new projects and may have a larger number of such projects as a result of the Arrangement, including the assets and projects of Equinox Gold and Leagold. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these initiatives successfully could have an adverse effect on Equinox Gold’s financial position and results of operations.

Equinox Gold Will Be Subject to Significant Capital Requirements Associated with its Expanded Portfolio of Development Projects

Equinox Gold must be able to utilize available financing sources to finance its growth and sustain capital requirements. Equinox Gold could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, Equinox Gold’s cost of raising capital in the future may be adversely affected. In addition, if Equinox Gold is required to make significant interest and principal payments resulting from a debt financing, Equinox Gold’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or the incurring of capital costs that are significantly higher than estimated could have a significant adverse effect on Equinox Gold’s results of operations and financial condition. If additional capital is raised by the issuance of Equinox Gold Common Shares following completion of the Arrangement, Leagold Shareholders may suffer dilution.

The Arrangement Triggers Anti-Dilution Rights

MDC and Pacific Road are entitled to the Mubadala Pre-emptive Right and the Pacific Road Pre-emptive Right, respectively. In the event that such anti-dilution rights are exercised, MDC and/or Pacific Road, as the case may be, may subscribe for up to their pro rata share on the Equinox Common Shares, being approximately 36,993,848 Equinox Gold Common Shares and 11,603,496 Equinox Gold Common Shares respectively. If one or both of MDC and Pacific Road exercise their anti-dilution rights in connection with the Arrangement, Equinox Shareholders and Leagold Shareholders will suffer dilution. See “General Proxy Matters of Equinox Gold – Voting Securities of Equinox Gold and Principal Holders Thereof”.

OTHER MATTERS

Other Business

The management of Equinox Gold and Leagold know of no amendment, variation or other matter to come before the Equinox Gold Meeting or the Leagold Meeting, respectively, other than the matters referred to in the Equinox Gold Notice of Meeting and the Leagold Notice of Meeting. However, if any other matter properly comes before either the Equinox Gold Meeting or the Leagold Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Other Material Facts

There are no other material facts relating to the Arrangement not disclosed elsewhere in this Circular.

ADDITIONAL INFORMATION

Additional information relating to Equinox Gold is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Equinox Gold Shareholders may contact Equinox Gold at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 to request copies of Equinox Gold’s financial statements and management’s discussion and analysis. Copies of this Circular and the Equinox Gold Meeting Materials may also be found under Equinox Gold’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Financial information is provided in Equinox Gold’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year which are filed on SEDAR and on EDGAR.

Additional information relating to Leagold is available on SEDAR at www.sedar.com. Leagold Securityholders may contact Leagold at Suite 3043, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1J1 to request copies of Leagold’s financial statements and management’s discussion and analysis. Copies of this Circular and the Leagold Meeting Materials may also be found under Leagold’s profile on SEDAR at www.sedar.com.

Financial information is provided in Leagold’s financial statements and management’s discussion and analysis for its most recently completed financial year which are filed on SEDAR.

EQUINOX GOLD DIRECTORS’ APPROVAL

The contents and the sending of the Equinox Gold Notice of Meeting and this Circular have been approved by the Equinox Gold Board.

DATED: December 20, 2019

ON BEHALF OF THE BOARD OF DIRECTORS OF EQUINOX GOLD CORP.

(signed) “Ross Beaty”

Ross Beaty

Chairman

LEAGOLD DIRECTORS’ APPROVAL

The contents and the sending of the Leagold Notice of Meeting and this Circular have been approved by the Leagold Board.

DATED: December 20, 2019

ON BEHALF OF THE BOARD OF DIRECTORS OF LEAGOLD MINING CORPORATION

(signed) “Frank Giustra”

Frank Giustra
Chairman

CONSENT OF BMO NESBITT BURNS INC.

DATED: December 20, 2019

To the Board of Directors of Equinox Gold Corp.

We refer to the fairness opinion dated December 13, 2019 (the “Fairness Opinion”), which we prepared for the board of directors of Equinox Gold Corp. (“Equinox Gold”) in connection with the arrangement involving the acquisition by Equinox Gold of all of the outstanding common shares of Leagold Mining Corporation.

We hereby consent to the references in the joint information circular dated December 20, 2019 (the “Circular”) to our firm name and to our Fairness Opinion contained under the headings “Glossary of Terms”, “Summary – Reasons for the Arrangement – Equinox Gold”, “Summary – Equinox Gold Fairness Opinion”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Equinox Gold Fairness Opinion” and “The Arrangement – Reasons for the Arrangement” and the inclusion of the Fairness Opinion as Appendix G to the Circular and to the filing thereof with the applicable Canadian securities regulatory authorities.

Our Fairness Opinion was given as at December 13, 2019 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Equinox Gold shall be entitled to rely upon our Fairness Opinion.

(Signed) “BMO Nesbitt Burns Inc.”

CONSENT OF SCOTIA CAPITAL INC.

DATED: December 20, 2019.

To the Board of Directors of Leagold Mining Corporation

We refer to the fairness opinion dated December 14, 2019, which we prepared for the board of directors of Leagold Mining Corporation (“Leagold”) in connection with the arrangement involving the acquisition by Equinox Gold of all of the outstanding common shares of Leagold.

We hereby consent to the filing of our fairness opinion with the securities regulatory authorities, and to the references in this Circular dated December 20, 2019 to our firm name and to our fairness opinion dated December 14, 2019 contained under the headings “Glossary of Terms”, “Summary – Reasons for the Arrangement – Leagold”, “Summary – Leagold Fairness Opinion”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Leagold Fairness Opinion”, and “The Arrangement – Reasons for the Arrangement” and the inclusion of the fairness opinion as Appendix H to this Circular dated December 20, 2019

Our fairness opinion was given as at December 14, 2019 and remains subject to the assumptions qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Leagold shall be entitled to rely upon our fairness opinion.

(Signed) “Scotia Capital Inc.”

Appendix A

Equinox Gold Shareholder Resolution and Private Placement Resolution

EQUINOX GOLD Shareholder Resolution

The text of the Equinox Gold Shareholder Resolution which the Equinox Gold Shareholders will be asked to pass at the Equinox Gold Meeting is as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Equinox Gold Corp. (“Equinox Gold”) is hereby authorized to issue up to 172,060,881 common shares in the capital of Equinox (the “Equinox Gold Shares”) as is necessary to allow Equinox Gold to acquire 100% ownership of Leagold Mining Corporation (the “Leagold”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) in accordance with an arrangement agreement dated December 15, 2019 between Equinox Gold and Leagold, as it may be amended from time to time (the “Arrangement Agreement”), all as more particularly described and set forth in the joint management information circular dated December 20, 2019 (the “Circular”), including, but not limited to, the Equinox Gold Shares to be issued: (i) to shareholders, optionholders and warrantholders of Leagold pursuant to the Plan of Arrangement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms); (ii) upon the conversion of the convertible debentures to be issued pursuant to the Convertible Debenture Financing (as defined in the Circular); (iii) pursuant to the Equity Financing (as defined in the Circular) and (iv) upon the exercise of the Mubadala Pre-emptive Right (as defined in the Circular) and the Pacific Road Pre-emptive Right (as defined in the Circular), if exercised.
2.	Notwithstanding that this resolution has been duly passed by the holders of the common shares of Equinox Gold, the directors of Equinox Gold are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the effective time of the Arrangement, without further notice to or approval of the shareholders of Equinox Gold.
3.	Any one or more directors or officers of Equinox Gold is hereby authorized, for and on behalf and in the name of Equinox Gold, to execute and deliver, whether under corporate seal of Equinox Gold or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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PRIVATE PLACEMENT RESOLUTION

The text of the Private Placement Resolution which the Equinox Gold Shareholders will be asked to pass at the Equinox Gold Meeting is as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:

1.	The non-brokered private placement (the “Private Placement”) of up to 6,472,492 common shares (the “Equinox Gold Shares”) in the capital of Equinox Gold Corp. (“Equinox Gold”) at a price of US$6.18 per Equinox Gold Share for aggregate gross proceeds of up to US$40 million to Mr. Ross Beaty (“Mr. Beaty”), Chairman of Equinox Gold, and the undertaking of all steps that are necessary or desirable to complete the Private Placement by Equinox Gold is hereby authorized, confirmed and approved, excluding for this purpose the votes cast by Mr. Beaty.
2.	Notwithstanding that this resolution has been duly passed by the holders of the common shares of Equinox Gold, the directors of Equinox Gold are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time without further notice to or approval of the shareholders of Equinox Gold.

3.	Any one or more directors or officers of Equinox Gold is hereby authorized, for and on behalf and in the name of Equinox Gold, to execute and deliver, whether under corporate seal of Equinox Gold or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Appendix B

Leagold Arrangement Resolution

The text of the Arrangement Resolution which the Leagold Securityholders will be asked to pass at the Leagold Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Equinox Gold Corp. (“Acquiror”) and Leagold Mining Corporation (the “Company”) and securityholders of the Company, all as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.
2.	The arrangement agreement (the “Arrangement Agreement”) among Acquiror and the Company dated December 15, 2019 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.
3.	The plan of arrangement (the “Plan of Arrangement”) of the Company implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.
4.	Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company to:
a.	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement.
5.	Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute, whether under corporate seal of the Company or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing.
6.	Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:
a.	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

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such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Appendix C

Plan of Arrangement

Plan of Arrangement
Under Section 288 of the
Business Corporations AcT (British Columbia)

Article 1
DEFINITIONS AND INTERPRETATION

1.1                Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“Acquiror” means Equinox Gold Corp.;

“Acquiror Shares” means the common shares of Acquiror as currently constituted;

“Acquiror Restricted Share Unit Plan” means the restricted share unit plan of the Acquiror adopted by the Acquiror shareholders on May 1, 2019, as amended;

“Acquiror Stock Option Plan” means the stock option plan adopted by the Acquiror shareholders on May 1, 2019, as amended;

“affiliate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with section 8.3 of the Arrangement Agreement or Section 6.1 or at the direction of the Court in the Final Order with the prior written consent of the Company and Acquiror, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated December 15, 2019 between Acquiror and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Securityholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

“Company” means Leagold Mining Corporation;

“Company Deferred Share Unit Plan” means the deferred share unit plan of the Company dated January 10, 2017, as amended;

“Company DSUs” means the deferred share units issued pursuant to the Company Deferred Share Unit Plan;

“Company Meeting” means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

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“Company Options” means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

“Company Option In-The Money Amount” in respect of a Company Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

“Company Optionholder” means a holder of Company Options;

“Company Performance Share Unit Plan” means the performance share unit plan of the Company dated February 6, 2019;

“Company PSUs” means the performance share units issued pursuant to the Company Performance Share Unit Plan;

“Company Securityholders” means the Company Shareholders and the Company Optionholders;

“Company Shareholder” means a holder of Company Shares;

“Company Shares” means the common shares of the Company, as currently constituted;

“Company Stock Option Plan” means the stock option plan of the Company dated July 4, 2016, as amended and restated on May 16, 2017 and last adopted by the Company Shareholders on June 23, 2017, as amended;

“Company Warrants” means the common share purchase warrants of the Company;

“Consideration” means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of 0.331 of an Acquiror Share for each Company Share;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“DRS” shall have the meaning ascribed thereto in Section 3.2;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Exchange Ratio” means 0.331 of an Acquiror Share for each Company Share;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Acquiror, each acting reasonably) on appeal;

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“final proscription date” shall have the meaning ascribed thereto Section 5.5;

“Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Acquiror Shares issuable as Consideration and Replacement Options pursuant to the Arrangement, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and Acquiror, each acting reasonably;

“Parties” means, the Company and Acquiror and “Party” means any of them;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with section 8.3 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court;

“Replacement Option” shall have the meaning ascribed thereto in Section 3.1(c);

“Replacement Option In-The Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Acquiror Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the amount payable to acquire such shares;

“Tax Act” means the Income Tax Act (Canada), as amended form time to time;

“Transmittal Letter” means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2                Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3                Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

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1.4                Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6                Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7                Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8                Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Acquiror, the Company, the Company Shareholders, the Company Optionholders and all holders of Company DSUs, Company PSUs and Company Warrants.

Article 2
ARRANGEMENT AGREEMENT

2.1                Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Article 3
ARRANGEMENT

3.1                Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Company Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Company and the Company shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and: (i) the name of such holder shall be removed from the central securities register as a holder of Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholders will cease to have any rights as Company Shareholders other than the right to be paid the fair value for their Company Shares by the Company;
(b)	each Company Share (other than a Company Share held by a Dissenting Shareholder or a Company Share held by Acquiror or any subsidiary of Acquiror) shall be deemed to be transferred to Acquiror and, in consideration therefor, Acquiror shall issue the Consideration for each Company Share, subject to Section 3.3 and Article 5;

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(c)	each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for an option (each a “Replacement Option”) to acquire from Acquiror, other than as provided herein, the number of Acquiror Shares equal to the product of: (A) the number of Company Shares subject to such Company Option immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share on any particular exercise of Replacement Options, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares. The exercise price per Acquiror Share subject to a Replacement Option shall be an amount equal to the quotient of: (A) the exercise price per Company Share subject to each such Company Option immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The Money Amount in respect of a Replacement Option exceeds the Company Option In-The Money Amount in respect of the Company Option for which it is exchanged, the number of Acquiror Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The Money Amount in respect of the Replacement Option does not exceed the Company Option In-The Money Amount in respect of the Company Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. All other terms and conditions of the Replacement Options, including the term to expiry, will be the same as the Company Option for which it was exchanged and each Replacement Option shall continue to be governed by and be subject to the terms of the Company Stock Option Plan and the agreement evidencing the grant of such Company Option. For greater certainty, any Replacement Options that are held by a person who ceases to be an “Eligible Person” pursuant to the Company Stock Option Plan shall terminate in accordance with the terms of the Company Stock Option Plan. Any document previously evidencing Company Options will thereafter evidence and be deemed to evidence the Replacement Options exchanged therefor and no certificates evidencing the Replacement Options will be issued;
(d)	each Company PSU outstanding immediately prior to the Effective Time shall be adjusted based on the Exchange Ratio, the Acquiror shall be responsible for all obligations in respect of such PSUs and all conditions otherwise applicable to such PSU’s, including performance vesting conditions applicable to such PSUs shall be in accordance with the terms of such PSUs and the Company Performance Share Unit Plan; for greater certainty, the properties that are the subject of the performance vesting conditions shall not be adjusted in any manner;
(e)	each Company DSU outstanding immediately prior to the Effective Time shall be adjusted based on the Exchange Ratio and shall be redeemable in accordance with its terms and the terms of the Company Deferred Share Unit Plan;
(f)	each Company Warrant shall be adjusted in accordance with the terms of the applicable warrant indenture, agreement or warrant certificate such that, following the Effective Time, (i) such Company Warrant shall be exercisable to acquire from Acquiror, other than as provided herein, the number of Acquiror Shares equal to the product of: (A) the number of Company Shares subject to such Company Warrant immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share on any particular exercise of such Company Warrant, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares; and (ii) the exercise price per Acquiror Share subject to such Company Warrant shall be an amount equal to the quotient of: (A) the exercise price per Company Share subject to each such Company Warrant immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of such Company Warrant shall be rounded up to the nearest whole cent.

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3.2                Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Acquiror shall deliver or arrange to be delivered to the Depositary certificates or direct registration (“DRS”) advice-statements representing the Acquiror Shares required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Acquiror Shares to which they are entitled pursuant to Section 3.1.

3.3                Acquiror Shares

(a)	No fractional Acquiror Shares shall be issued to Former Company Shareholders. The number of Acquiror Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Acquiror Share in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Acquiror Share; and
(b)	All Acquiror Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA.

Article 4
DISSENT RIGHTS

4.1                Dissent Rights

Registered Company Shareholders (other than Acquiror and its affiliates) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all Liens, as provided in Section 3.1(a) and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or
(b)	ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

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4.2                Recognition of Dissenting Holders

(a)	In no circumstances shall Acquiror, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.
(b)	For greater certainty, in no case shall Acquiror, the Company or any other person be required to recognize any Dissenting Holder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Holder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; (ii) any holder of a Company Warrant; and (iii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

Article 5
DELIVERY OF ACQUIROR SHARES

5.1                Delivery of Acquiror Shares

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Acquiror Shares in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the BCBCA and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Acquiror Shares that such holder is entitled to receive in accordance with Section 3.1.

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or DRS advice-statement representing Acquiror Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1.

5.2                Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Acquiror Shares that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate representing Acquiror Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Acquiror Shares is to be delivered shall, as a condition precedent to the delivery of such Acquiror Shares, give a bond satisfactory to Acquiror and the Depositary in such amount as Acquiror and the Depositary may direct, or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary, against any claim that may be made against Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

5.3                Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Acquiror Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares.

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5.4                Withholding Rights

Acquiror, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold, from any amounts payable or otherwise deliverable to any person under this Plan of Arrangement and from all dividends or other distributions otherwise payable to any former Company Securityholder, such amounts as Acquiror, the Company or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5                Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the “final proscription date”), then the Acquiror Shares that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Acquiror Shares shall be delivered to Acquiror by the Depositary and the share certificates shall be cancelled by Acquiror, and the interest of the Former Company Shareholder in such Acquiror Shares shall be terminated as of such final proscription date.

Article 6
AMENDMENTS

6.1                Amendments to Plan of Arrangement

Acquiror and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Acquiror and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that Acquiror shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Acquiror and the Company; and (ii) if required by the Court, it is consented to by the Company Securityholders voting in the manner directed by the Court.

Article 7
FURTHER ASSURANCES

7.1                Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Acquiror and the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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Article 8
U.S. SECURITIES LAW MATTERS

8.1                U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that (i) all Acquiror Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (ii) all Replacement Options to be issued to Company Optionholders in exchange for their Company Options pursuant to this Plan of Arrangement will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof.

Appendix D

Information Concerning Equinox Gold Corp.

NOTICE TO READER

The following information provided by Equinox Gold is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Equinox Gold. This information has been provided by Equinox Gold and is the sole responsibility of Equinox Gold. Leagold does not assume any responsibility for the accuracy or completeness of such information. See Appendix E of the Circular for business, financial and share capital information relating to Leagold.

Unless the context indicates otherwise, capitalized terms which are used in this Appendix D and not otherwise defined in this Appendix D have the meanings given to such terms under the heading “Glossary of Terms” in the Circular.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Appendix D, and in the documents incorporated by reference into this Appendix D, constitute forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements relate to future events or Equinox Gold’s future performance. See “Cautionary Statement Regarding Forward-Looking Information” in the Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in the Circular, and under the heading “Risk Factors” in this Appendix D and the Equinox Gold AIF.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular, including this Appendix D, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge by contacting Equinox Gold at (604) 558-0560 or North America Toll Free 1-833-EQX-GOLD (379-4653) or by email at info@equinoxgold.com. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The following documents of Equinox Gold are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of the Circular:

(a)	annual information form for the year ended December 31, 2018, dated August 9, 2019 (the “Equinox Gold AIF”);
(b)	audited consolidated annual financial statements for the year ended December 31, 2018 and 2017 (the “Equinox Gold Annual Financial Statements”);
(c)	unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 and 2018 (the “Equinox Gold Interim Financial Statements”);
(d)	management’s discussion and analysis for the year ended December 31, 2018 (the “Equinox Gold Annual MD&A”);
(e)	management’s discussion and analysis` for the three and nine months ended September 30, 2019 (the “Equinox Gold Interim MD&A”);
(f)	management information circular dated March 18, 2019 relating to the annual general meeting of Equinox Gold Shareholders held on May 1, 2019;
(g)	material change report dated March 7, 2019;
(h)	material change report dated April 16, 2019;

51176275.2

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(i)	material change report dated July 2, 2019;
(j)	material change report dated August 23, 2019;
(k)	material change report dated November 4, 2019; and
(l)	material change report dated December 19, 2019.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Equinox Gold with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and before the Effective Date, are deemed to be incorporated by reference in the Circular (including this Appendix D).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

NON-IFRS MEASURES

In certain documents incorporated by reference into this Appendix D, there are references to certain non-IFRS financial measures, including the terms cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, average realized gold price, working capital, adjusted EBITDA, adjusted EBITDA from continuing operations, sustaining and non-sustaining capital expenditures and total debt. These non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Readers are cautioned not to consider these non-IFRS financial measures as an alternative to, or more meaningful than measures of financial performance as determined in accordance with IFRS. Readers are further cautioned not to place undue reliance on any one financial measure.

For more information, see the Equinox Gold AIF, the Equinox Gold Annual MD&A and the Equinox Gold Interim MD&A, each of which is incorporated herein by reference.

EQUINOX GOLD CORP.

Overview

Equinox Gold is a growth-focused mining company executing on its strategy of becoming a multi-asset gold producer. Equinox Gold is principally engaged in the operation, development and exploration of gold projects. Since March 2017, Equinox Gold has grown from a single-asset developer to a gold producer with two mines in production and a third mine expected to commence production in 2020.

Equinox Gold’s principal assets are its 100%-owned producing Mesquite Gold Mine in California, USA, its 100%-owned producing Aurizona Gold Mine in Maranhão State, Brazil and its 100%-owned pre-feasibility stage Castle Mountain Gold Mine in California, USA at which Phase 1 is currently under construction.

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Equinox Gold’s head and registered offices are located at Suite 1501-700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Equinox Gold is a reporting issuer in all of the provinces of Canada, other than Québec, and the Equinox Gold Common Shares trade on the TSX and the NYSE American under the trading symbol “EQX”. It is anticipated that, after completion of the Arrangement, Equinox Gold will be a reporting issuer in all of the provinces and territories of Canada and will continue to trade on the TSX and the NYSE American under the trading symbol “EQX”.

Further details concerning Equinox Gold, including information with respect to Equinox Gold’s assets, operations and history, are provided in the Equinox Gold AIF. Readers are encouraged to thoroughly review this document as it contains important information about Equinox Gold.

Equinox Gold was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on March 23, 2007, as “Waterloo Resources Ltd.”. Subsequently Equinox Gold’s name has been changed as follows:

From	To	Date	Reason for Name Change
Waterloo Resources Ltd.	Lowell Copper Ltd.	July 9, 2013	Reverse take-over transaction
Lowell Copper Ltd.	JDL Gold Corp.	October 6, 2016	Plan of arrangement(1) between Lowell Copper Ltd., Gold Mountain Mining Corporation and Anthem United Inc.
JDL Gold Corp.	Trek Mining Inc.	March 31, 2017	Plan of arrangement(1) between JDL Gold Corp. and Luna Gold Corp.
Trek Mining Inc.	Equinox Gold Corp.	December 22, 2017	Plan of arrangement(1) between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp.

Note:

(1)	Court approved plan of arrangement pursuant to the BCBCA.

Corporate Structure

The following chart illustrates Equinox Gold’s principal subsidiaries, together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by Equinox Gold, as well as Equinox Gold’s mines and development projects. Unless indicated otherwise, each subsidiary is 100% owned by Equinox Gold.

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Equinox Gold also holds a 32% interest in Solaris Resources Inc. (formerly Solaris Copper Inc.)

Following completion of the Arrangement, Equinox Gold will continue to be a corporation existing under the BCBCA and Leagold will be a direct wholly-owned subsidiary of Equinox Gold.

Information Concerning Equinox Gold Following Completion of the Arrangement

As a result of the Arrangement, Leagold will become a direct wholly-owned Subsidiary of Equinox Gold and the Americas-based asset portfolios of Equinox Gold and Leagold will be held by Equinox Gold. The combined Equinox Gold entity will have an asset portfolio of six operating mines and two development projects.

On a pro forma basis, before transaction costs related to the Arrangement, as at September 30, 2019, Equinox Gold had, after giving effect to the completion of the Arrangement, approximately $270 million, less transaction costs, in cash. See “Consolidated Capitalization” in this Appendix D, as well as the unaudited pro forma consolidated financial information and the accompanying notes thereto attached as Appendix F to the Circular.

Following the Arrangement, Equinox Gold will benefit from an experienced board of directors led by Ross Beaty as Chairman with Tim Breen, Lenard Boggio, and Marshall Koval continuing from Equinox Gold and Neil Woodyer, Peter Marrone, Gordon Campbell and General Wesley K. Clark joining from Leagold, as well as an experienced, integrated management team led by Neil Woodyer as CEO, Christian Milau as EVP Corporate, Attie Roux as COO and Peter Hardie as CFO.

RECENT DEVELOPMENTS

Share Consolidation

On August 20, 2019, Equinox Gold completed a consolidation of the Equinox Gold Common Shares at a ratio of five pre-consolidation common shares for one post-consolidation common share. As a result of the consolidation, Equinox Gold Common Shares issuable pursuant to Equinox Gold’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. The consolidation reduced the number of outstanding Equinox Gold Common Shares from 566,278,712 at that time to approximately 113,255,742.

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Commencement of Trading on the NYSE

On September 16, 2019, the Equinox Gold Common Shares commenced trading on the NYSE American under the ticker symbol “EQX”. Concurrent with the start of trading on the NYSE American, the Equinox Gold Common Shares ceased trading on the OTC Markets.

Commencement of Phase 1 Construction of the Castle Mountain Gold Mine

On October 30, 2019, the Equinox Gold Board approved the start of Phase 1 construction at the Castle Mountain Gold Mine (“Castle Mountain”) in California. Castle Mountain is an open-pit heap leach mine expected to produce on average 45,000 ounces of gold annually for the first three years of operations while Equinox Gold completes the studies and permit amendments required for the Phase 2 expansion, which is expected to average 200,000 ounces of gold annually for an additional 13 years for total life of mine production of 2.8 million ounces of gold.

Graduation to the Toronto Stock Exchange

On November 25, 2019, the Equinox Gold Common Shares and certain of the common share purchase warrants of Equinox Gold (the “Equinox Gold Warrants”) commenced trading on the TSX under the same ticker symbols of “EQX” and “EQX.WT”, respectively. Concurrent with the start of trading on the TSX, the Equinox Gold Common Shares and Equinox Gold Warrants ceased trading on the TSX Venture Exchange (“TSX-V”).

The Arrangement

On December 15, 2019, Equinox Gold entered into the Arrangement Agreement with Leagold, pursuant to which Equinox Gold proposes to acquire all of the issued and outstanding Leagold Common Shares by way of a plan of arrangement under the BCBCA. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “The Arrangement Agreement” in the Circular. Also see Appendix G and Appendix F to the Circular.

It is a condition to the completion of the Arrangement that, concurrent with, and subject to, completion of the Arrangement, Equinox Gold completes the Debt Financing, a $500 million refinancing of existing credit facilities of Equinox Gold and Leagold from a syndicate of lenders. In order for the lenders to provide the Debt Financing, Equinox Gold must complete the Equity Financing, a private placement of Equinox Gold Common Shares, at a price of US$6.18 per Equinox Gold Common Share, for gross proceeds of US$40 million, and the Convertible Debenture Financing, a private placement of up to US$130 million in convertible debentures. Accordingly, Equinox Gold expects to have the funds necessary to execute its business plan following the Arrangement.

DESCRIPTION OF CAPITAL STRUCTURE

Equinox Gold is authorized to issue an unlimited number of common shares without par value. As at the date of this Circular, there are 113,438,263 Equinox Gold Common Shares issued and outstanding. The Equinox Gold Shareholders are entitled to: (i) one vote per Equinox Gold Common Share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of Equinox Gold; and (iii) receive a pro rata share of the assets of Equinox Gold available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Equinox Gold. There are no pre-emptive, conversion or redemption rights attached to the Equinox Gold Common Shares.

The Arrangement

The purpose of the Arrangement is to effect the combination of the businesses of Equinox Gold and Leagold through the acquisition of all of the issued and outstanding Leagold Common Shares by Equinox Gold.

The Arrangement will result in the acquisition by Equinox Gold of all of the issued and outstanding Leagold Common Shares for the Leagold Share Consideration, being 0.331 of an Equinox Gold Common Share for each Leagold Common Share. As a result of the Arrangement, Leagold will become a wholly-owned Subsidiary of Equinox Gold.

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As of December 31, 2018, 552,127,299 pre-consolidation Equinox Gold Common Shares (equal to 110,425,460 post-consolidation Equinox Gold Common Shares) were issued and outstanding. As at the date hereof, there are 113,438,263 Equinox Gold Common Shares and 284,935,584 Leagold Common Shares issued and outstanding. Leagold Shareholders will own approximately 45% of the post-Arrangement Equinox Gold Common Shares on an undiluted basis (assuming no additional Equinox Gold Common Shares are issued by Equinox Gold prior to the Effective Date, no Equinox Gold Options, Equinox Gold Warrants or Leagold Options are exercised and no Dissent Rights are exercised). The Arrangement will be implemented by way of a court-approved Plan of Arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver Time) on the Effective Date, which is expected to be in the first quarter of 2020. At the Effective Time, the following shall occur or be deemed to occur sequentially in the following order:

(a)	each Leagold Common Share held by a Leagold Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Leagold and Leagold shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement, and: (i) the name of such holder shall be removed from the central securities register as a holder of Leagold Common Shares and such Leagold Common Shares shall be cancelled and cease to be outstanding; (ii) such Leagold Dissenting Shareholders will cease to have any rights as Leagold Shareholders other than the right to be paid the fair value for their Leagold Common Shares by Leagold;
(b)	each Leagold Common Share (other than Leagold Dissenting Shares or a Leagold Common Share held by Equinox Gold or any Subsidiary of Equinox Gold) shall be deemed to be transferred to Equinox Gold and, in consideration therefor, Equinox Gold shall issue the Leagold Share Consideration for each Leagold Common Share, subject to Section 3.3 and Article 5 of the Plan of Arrangement;
(c)	each Leagold Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for a Replacement Option;
(d)	each Leagold PSU outstanding immediately prior to the Effective Time shall be adjusted based on the Exchange Ratio, Equinox Gold shall be responsible for all obligations in respect of and all conditions otherwise applicable to such Leagold PSUs;
(e)	each Leagold DSU outstanding immediately prior to the Effective Time shall be adjusted based on the Exchange Ratio and shall be redeemable in accordance with its terms and the terms of the Leagold Deferred Share Unit Plan; and
(f)	each Leagold Warrant shall be adjusted with reference to the Exchange Ratio in accordance with the terms thereof.

To the knowledge of the directors and executive officers of Equinox Gold, following the completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Equinox Gold carrying 10% or more of the voting rights attached to any class of voting securities of Equinox Gold.

For additional information, see the “The Arrangement” in the Circular, as well as the Plan of Arrangement and the Interim Order attached as Appendices C and I, respectively, to the Circular.

Shareholder Rights Plan

Equinox Gold does not have a shareholder rights plan.

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CONSOLIDATED CAPITALIZATION OF EQUINOX GOLD

The following table sets forth Equinox Gold's consolidated capitalization as at September 30, 2019, the date of Equinox Gold's most recent financial statements, after giving effect to the Arrangement. The table should be read in conjunction with the unaudited condensed consolidated interim financial statements of Equinox Gold and Leagold as at and for the three and nine months ended September 30, 2019 and 2018 and the audited consolidated annual financial statements of Equinox Gold and Leagold as at and for the years ended December 31, 2018 and 2017, including the notes thereto, and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular. See also the unaudited pro forma consolidated financial statements of Equinox Gold following completion of the Arrangement set forth in Appendix F to this Circular.

	Equinox Gold as at September 30, 2019 (US$'000s)	Pro-forma as at September 30, 2019 after Giving Effect the Arrangement(1) (US$'000s)
Share Capital	505,383	1,128,086
Reserves	26,062	37,365
Deficit	(121,650)	(131,496)
Total Equity	409,795	1,033,955

Notes:

(1)	Assuming completion of the Debt Financing and the Equity Financing.

PRIOR SALES

Equinox Gold has not sold or issued any Equinox Gold Common Shares or securities convertible into Equinox Gold Common Shares during the 12 month period prior to the date of the Circular other than as follows:

Date	Security	Price per Security (C$)	Number of Securities
January 28, 2019	Equinox Gold Options	5.25(1)	319,212
January 28, 2019	Equinox Gold RSUs	Nil	401,560
January 28, 2019	Equinox Gold RSUs	nil	123,740
April 11, 2019	Convertible Notes	US$5.25(1)	24,761,904
May 7, 2019	Convertible Notes	US$5.25(1)	1,840,000(2)
May 9, 2019	Equinox Gold Options	5.40(1)	29,089
May 9, 2019	Equinox Gold RSUs	nil	147,000
June 21, 2019	Equinox Gold RSUs	nil	27,000
June 28, 2019	Equinox Gold Common Shares	6.15	2,227,835
August 1, 2019	Equinox Gold Options	6.50(1)	10,909
August 1, 2019	Equinox Gold RSUs	nil	31,800
September 4, 2019	Equinox Gold RSUs	nil	20,000
October 30, 2019	Equinox Gold RSUs	nil	38,000

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MARKET FOR SECURITIES

The Equinox Gold Common Shares and the Equinox Gold Warrants are currently listed and traded on the TSX under the symbols “EQX” and “EQX.WT”, respectively. The Equinox Gold Common Shares also trade on the NYSE American in the United States under the symbol “EQX”. The Equinox Gold Warrants also trade on the OTC Market in the United States under the symbol “EQXWF”.

The following tables set forth, for the periods indicated, the reported high, low and month-end closing trading prices and the aggregate volume of trading of the Equinox Gold Common Shares and Equinox Gold Warrants on the TSX-V and the TSX (as applicable), and the Equinox Gold Common Shares on the NYSE American.

Equinox Gold Common Shares traded on the TSX-V and the TSX (as applicable):

	High (Cdn$)	Low (Cdn$)	Close (Cdn$)	TSX-V/TSX Volume
December 2018	1.030	0.870	1.020	6,277,095
January 2019	1.130	0.990	1.100	9,490,750
February 2019	1.220	1.060	1.150	13,878,980
March 2019	1.370	1.140	1.250	11,255,060
April 2019	1.295	1.030	1.080	7,831,985
May 2019	1.170	0.980	1.170	6,643,170
June 2019	1.450	1.140	1.190	40,300,955
July 2019	1.365	1.160	1.300	18,822,645
August 2019(1)	8.900	6.275	8.020	5,179,284
September 2019	8.280	6.930	7.040	3,554,032
October 2019	8.650	6.900	8.540	2,694,880
November 2019(2)	8.550	7.510	7.750	1,963,322
December 1 to 19, 2019	9.020	7.72	8.930	5,553,954

Notes:

(1)	On August 20, 2019, Equinox Gold consolidated the Equinox Gold Common Shares on a five to one basis.
(2)	Equinox Gold graduated from the TSX-V to the TSX on November 25, 2019.

Equinox Gold Warrants traded on the TSX-V and the TSX (as applicable):

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	High (Cdn$)	Low (Cdn$)	Close (Cdn$)	TSX-V/TSX Volume
December 2018	0.165	0.125	0.165	303,005
January 2019	0.200	0.140	0.185	404,105
February 2019	0.240	0.180	0.235	346,535
March 2019	0.255	0.180	0.180	433,390
April 2019	0.210	0.150	0.170	878,175
May 2019	0.190	0.140	0.170	735,255
June 2019	0.195	0.165	0.185	528,790
July 2019	0.295	0.160	0.225	1,485,475
August 2019	0.460	0.210	0.315	2,360,393
September 2019	0.345	0.220	0.240	2,109,650
October 2019	0.280	0.215	0.250	1,022,727
November 2019(1)	0.470	0.220	0.360	2,950,019
December 1 to 19, 2019	0.400	0.340	0.390	1,220,961

Note:

(1)	Equinox Gold graduated from the TSX-V to the TSX on November 25, 2019.

Equinox Gold Common Shares traded on the NYSE American:

	High (US$)	Low (US$)	Close (US$)	NYSE Volume
September 2019(1)	6.25	5.25	5.29	227,060
October 2019	6.85	5.20	6.50	362,040
November 2019	6.50	5.70	5.85	431,400
December 1 to 19, 2019	7.00	5.84	6.81	373,119

Note:

(1)	Equinox Gold Common Shares commenced trading on the NYSE American on September 16, 2019.

On December 13, 2019, the last full trading day on the TSX prior to the announcement that the Arrangement Agreement had been entered into, the closing price of the Equinox Gold Common Shares on the TSX was $8.15, the closing price of the Equinox Gold Warrants on the TSX was $0.39 and the closing price of the Equinox Gold Common Shares on the NYSE American was US$6.20. On December 19, 2019, the closing price of the Equinox Gold Common Shares on the TSX was $8.93, the closing price of the Equinox Gold Warrants on the TSX was $0.39, and the closing price of the Equinox Gold Common Shares on the NYSE American was US$6.81.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth under “Interests of Certain Persons and Companies in the Arrangement” in the Circular, there were no material interests, direct or indirect, of Equinox Gold’s directors or executive officers, or any director or executive officer of a subsidiary of Equinox Gold or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Equinox Gold Common Shares, or any associate or affiliate of such persons, in any transaction since the commencement of Equinox Gold’s last completed financial year or in any proposed transaction which has materially affected, or would materially affect, Equinox Gold or any of its subsidiaries.

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AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

KPMG LLP are the auditors of Equinox Gold and have confirmed with respect to Equinox Gold that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Following the completion of the Arrangement, Equinox Gold’s auditor is expected to continue to be KPMG LLP.

Transfer Agents, Registrars or Other Agents

Equinox Gold’s registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia. Following the completion of the Arrangement, Equinox Gold’s registrar and transfer is expected to continue to be Computershare Investor Services Inc.

RISK FACTORS

An investment in the securities of Equinox Gold is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in the Equinox Gold AIF, which is incorporated by reference herein, the risk factors described under the heading “Risk Factors” in Leagold’s annual information form dated August 9, 2019 for the year ended December 31, 2018, which is incorporated by reference in Appendix E to this Circular, as well as the risk factors set forth under “Risk Factors” in this Circular. If any of the identified risks were to materialize, Equinox Gold’s business, financial position, results and/or future operations may be materially affected.

Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Equinox Gold that may present additional risks in the future.

INTEREST OF EXPERTS

The following are the names of persons or entities (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or incorporated by reference in this Circular; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Equinox Gold.

(a)	KPMG LLP provided an auditors’ report dated March 12, 2019 in respect of Equinox Gold’s consolidated financial statements for the years ended December 31, 2018 and 2017;
(b)	Mr. Gordon Zurowski, P.Eng, of AGP Mining Consultants Inc.; Mr. Bruce Davis, FAusIMM, of BD Resource Consulting, Inc.; Mr. Nathan Robison, PE, of Robison Engineering Company, Inc.; Mr. Robert Sim, P.Geo, of SIM Geological Inc. and Mr. Jeffrey Woods SME MMSA ,of Woods Process Services, LLC prepared the report entitled “Equinox Gold Technical Report on the Mesquite Gold Min, Imperial County, California U.S.A.” effective December 31, 2018;
(c)	Mr. Michael Royle, MAppSci, PGeo, of SRK Consulting Inc. (“SRK”); Mr. Marek Nowak, MASc, PEng, of SRK; Mr. Esteban Hormazabal, Min Eng, MSc, MAusIMM, of SRK; Mr. Stephen Day, MSc, BSc, PGeo, of SRK; Dr. James Siddorn, PhD, PGeo, of SRK; Mr. Jeff Parshley, PG, CPG, CEM, of SRK; Mr. David Hoekstra, PE, of SRK; Ms. Sindy Cheng, PEng, of Lycopodium Minerals Canada Ltd. (“Lycopodium”); Mr. Miguel Tortosa, PEng, of Lycopodium; Mr. Neil Lincoln, PEng, of Lycopodium; Mr. José Carlos Virgili P.Eng., MAusIMM(CP), of Walm Engenharia e Tecnologia Ambiental; and Mr. Gordon Zurowski, PEng, of AGP Mining Consultants Inc. prepared the report entitled “Feasibility Study on the Aurizona Gold Mine Project, Maranhão, Brazil, NI 43-101 Technical Report” effective July 10, 2017;

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(d)	Mr. Trevor Rabb, P.Geo, of Equity Exploration Consultants Ltd. updated the January 5, 2017 resource estimate effective October 22, 2018 for the Aurizona Gold Mine referenced in the Equinox Gold AIF;
(e)	Mr. Timothy D. Scott, SME RM of Kappes Cassiday & Associates, Mr. Todd Wakefield, SME-RM and Don Tschabrun, SME RM, of Mine Technical Services Ltd. and Terre Lane, MMSA, SME RM of Global Resource Engineering prepared the report entitled “NI 43-101 Technical Report on the Preliminary Feasibility Study for the Castle Mountain Project, San Bernardino County, California, USA”, effective July 16, 2018; and
(f)	James (Jim) Currie, P.Eng., Equinox Gold’s COO, and Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration, are the qualified persons of Equinox Gold under National Instrument 43-101 (“NI 43-101”).

As at the date hereof, to the best knowledge of Equinox Gold, the aforementioned persons, collectively, held less than one percent of the securities of Equinox Gold when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Equinox Gold or of any associate or affiliate of Equinox Gold in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

As at the date hereof, other than James (Jim) Currie and Scott Heffernan, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

SCIENTIFIC AND TECHNICAL INFORMATION

James (Jim) Currie, P.Eng., Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have approved the technical and scientific disclosure of Equinox Gold contained in this Circular.

ADDITIONAL INFORMATION

Additional information relating to Equinox Gold is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information concerning Equinox Gold is provided in the Equinox Gold Annual Financial Statements and the Equinox Gold Annual MD&A, which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Appendix E

Information Concerning Leagold Mining Corporation

NOTICE TO READER

The following information provided by Leagold is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Leagold. This information has been provided by Leagold and is the sole responsibility of Leagold. Equinox Gold does not assume any responsibility for the accuracy or completeness of such information. See Appendix D and Appendix F of the Circular for business, financial and share capital information relating to Equinox Gold.

Unless the context indicates otherwise, capitalized terms which are used in this Appendix E and not otherwise defined in this Appendix E have the meanings given to such terms under the heading “Glossary of Terms” in the Circular.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Appendix E, and in the documents incorporated by reference into this Appendix E, constitute forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements relate to future events or Leagold’s future performance. See “Cautionary Statement Regarding Forward-Looking Information” in the Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in the Circular, and under the heading “Risk Factors” in this Appendix E and the Leagold AIF (as defined herein).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular, including this Appendix E, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge by contacting Leagold’s corporate secretary at info@leagold.com or by telephone at (604) 398-4505. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR at www.sedar.com.

The following documents of Leagold are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of the Circular:

(a)	annual information form for the year ended December 31, 2018, dated March 29, 2019 (the “Leagold AIF”);
(b)	audited annual consolidated financial statements for the year ended December 31, 2018 (the “Leagold Annual Financial Statements”);
(c)	condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 (the “Leagold Interim Financial Statements”);
(d)	management’s discussion and analysis for the year ended December 31, 2018 (the “Leagold Annual MD&A”);
(e)	management’s discussion and analysis` for the three and nine months ended September 30, 2019 (the “Leagold Interim MD&A”);
(f)	management information circular dated April 3, 2019 relating to the annual general meeting of Leagold Shareholders held on May 7, 2019;
(g)	material change report dated January 21, 2019;
(h)	material change report dated May 2, 2019; and

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(i)	material change report dated May 19, 2019

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Leagold with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and before the Effective Date, are deemed to be incorporated by reference in the Circular (including this Appendix E).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

NON-IFRS MEASURES

In certain documents incorporated by reference into this Appendix E, there are references to the terms cash costs, all-in sustaining costs (AISC), AISC margin, earnings before interest, taxes and depreciation (EBITDA), adjusted EBITDA, sustaining and non-sustaining capital, free cash flow and adjusted net earnings. These non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Readers are cautioned not to consider these non-IFRS financial measures as an alternative to, or more meaningful than measures of financial performance as determined in accordance with IFRS. Readers are further cautioned not to place undue reliance on any one financial measure.

For more information, see the Leagold AIF, the Leagold Annual MD&A and the Leagold Interim MD&A, each of which is incorporated herein by reference.

LEAGOLD MINING CORPORATION

Leagold is a corporation existing pursuant to the laws of the Province of British Columbia. Leagold is a mid-tier gold producer with a focus on opportunities in Latin America. Leagold is based in Vancouver, Canada and owns four operating gold mines in Mexico and Brazil, along with a near-term gold mine restart project in Brazil and an expansion project at the Los Filos mine complex in Mexico.

Leagold’s principal and head office is located at Suite 3043, 595 Burrard Street, PO Box 49152, Three Bentall Centre, Vancouver, British Columbia, V7X 1J1. Leagold’s registered and records office is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Leagold is a reporting issuer in all of the provinces and territories of Canada and the Leagold Common Shares trade on the TSX under the trading symbol “LMC”. It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Leagold Common Shares will be delisted from trading on the TSX.

Leagold was incorporated under the Canada Business Corporations Act on July 7, 1981 under the name 108729 Canada Ltd.

On August 31, 2016, Leagold was continued into British Columbia under the BCBCA under the name Leagold Mining Corporation, replacing its articles and by-laws under the Canada Business Corporations Act with a Notice of Articles and Articles under the BCBCA. The authorized share structure under the new articles authorized an unlimited number of preferred shares and made amendments to the rights attaching to the Series 1 Convertible Preferred Shares from those under the old articles. On March 8, 2017, Leagold’s then outstanding Leagold Common Shares were consolidated on a 5:1 basis.

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On January 1, 2019, Leagold completed a vertical short form amalgamation under section 273 of the BCBCA with its two wholly-owned subsidiaries, Leagold Acquisition Corporation and Leagold Acquisition II Corp., and continued as one company under the name Leagold Mining Corporation and with the same articles as Leagold had prior to the amalgamation.

For a complete description of Leagold’s organizational structure and material subsidiaries, see “Subsidiaries and Operating Entities” in the Leagold AIF, incorporated by reference into this Circular. In addition, further details concerning Leagold, including information with respect to Leagold’s assets, operations and history, are provided in the Leagold AIF. Readers are encouraged to thoroughly review this document as it contains important information about Leagold.

RECENT DEVELOPMENTS

The Arrangement

On December 15, 2019, Leagold entered into the Arrangement Agreement with Equinox Gold, pursuant to which Equinox Gold proposes to acquire all of the issued and outstanding Leagold Common Shares by way of a plan of arrangement under the BCBCA. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “The Arrangement Agreement” in the Circular. Also see Appendix G and Appendix F to the Circular.

DESCRIPTION OF CAPITAL STRUCTURE

Leagold’s authorized share capital consists of an unlimited number of Leagold Common Shares without par value, an unlimited number of Preferred Shares without par value, and an unlimited number of Series 1 Convertible Preferred Shares, as described in more detail below.

As of December 31, 2018, 284,743,147 Leagold Common Shares were issued and outstanding. As at the close of business on December 20, 2019, 284,935,584 Leagold Common Shares were issued and outstanding. As of December 31, 2018, and the date hereof, no Preferred Shares or Series 1 Convertible Preferred Shares were issued and outstanding.

Leagold Common Shares

The holders of Leagold Common Shares shall be entitled to receive notice of and to vote at every meeting of the shareholders of Leagold and shall have one vote thereat for each Leagold Common Share so held. Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares of Leagold, the Leagold Board may from time-to-time declare a dividend, and Leagold shall pay thereon out of the monies of Leagold properly applicable to the payment of the dividends to the holders of Leagold Common Shares. Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares, in the event of liquidation, dissolution or winding-up of Leagold or upon any distribution of the assets of Leagold among shareholders being made (other than by way of dividend out of the monies properly applicable to the payment of dividends) the holders of Leagold Common Shares shall be entitled to share equally.

Preferred Shares

The Leagold Board may from time-to-time issue the Preferred Shares in one or more series, and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series.

The Preferred Shares shall be entitled to preference over the Leagold Common Shares and any other shares of Leagold ranking junior to the Preferred Shares with respect to the payment of dividends, if any, and in the distribution of assets in the event of liquidation, dissolution or winding-up of Leagold, whether voluntary or involuntary, or any other distribution of the assets of Leagold among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Leagold Common Shares and any other shares of Leagold ranking junior to the Preferred Shares. The Preferred Shares of each series shall rank on par with the Preferred Shares of every other series with respect to priority and payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of Leagold, whether voluntary or involuntary, exclusive of any conversion rights that may affect the aforesaid.

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No dividends shall at any time be declared or paid on or set apart for payment on any shares of Leagold ranking junior to the Preferred Shares unless all dividends, if any, up to and including the dividend payable for the last completed period for which such dividend shall be payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of Leagold ranking junior to the Preferred Shares nor shall Leagold call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any shares of Leagold ranking junior to the Preferred Shares unless all dividends up to and including the dividend payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

No class of shares may be created, or rights and privileges increased to rank in parity or priority with the Preferred Shares with regard to the rights and privileges thereof and without limiting the generality of the foregoing, capital and dividends, without the approval of the holders of the Preferred Shares.

Series 1 Convertible Preferred Shares

The holders of Series 1 Convertible Preferred Shares shall be entitled to fixed, cumulative cash dividends, when and as declared by the Leagold Board out of money properly applicable to the payment of dividends, at the rate of US$0.30 per share per annum to be payable semi-annually on the 1st day of each July and January. The holders of Series 1 Convertible Preferred Shares shall be entitled to be paid such dividends before any dividends shall be paid to the holders of the Leagold Common Shares or any other shares in the capital of Leagold ranking junior to the Series 1 Convertible Preferred Shares.

Leagold may cause the Series 1 Convertible Preferred Shares to be converted into Leagold Common Shares at any time, without prior notice to the holders of the Series 1 Convertible Preferred Shares, on the basis of one Leagold Common Share for each issued and outstanding Series 1 Convertible Preferred Share. In the event of any change, reclassification, consolidation, subdivision or alteration of the Leagold Common Shares or the amalgamation or merger (or similar transaction) of Leagold with another entity or the distribution of Leagold Common Shares by Leagold to the holders of its Leagold Common Shares as a stock dividend, the number of Leagold Common Shares to be issued upon conversion of a Series 1 Convertible Preferred Shares shall be adjusted, if required, so that the holder will be in a no less favourable position, to the extent possible, than if he had converted his Series 1 Convertible Preferred Shares prior to such event.

In the event of the liquidation, dissolution or winding up of Leagold or any other distribution of the assets of Leagold among its shareholders for the purpose of winding up its affairs, the holders of the Series 1 Convertible Preferred Shares shall be entitled to receive an amount per share equal to the per share average of the stated capital account of Leagold established and maintained for the Series 1 Convertible Preferred Shares plus the amount of any accrued and unpaid dividends at such time. After payment to the holders of the Series 1 Convertible Preferred Shares of the amount so payable to them, they shall not be entitled to share any further in the distribution of the assets of Leagold.

A holder of Series 1 Convertible Preferred Shares shall not, as such, be entitled to receive notice of, to attend or to vote at meetings of holders of Leagold Common Shares unless and until there shall be unpaid by Leagold in the aggregate two semi-annual dividends, whether or not consecutive, in which event the holders of the Series 1 Convertible Preferred Shares shall be entitled to receive notice of and to attend at all shareholder meetings and shall be entitled, voting separately as a class, to elect one director to the Leagold Board. Upon payment of all dividend arrears such voting rights shall terminate and the term of office of the director, if any, elected by the holders of the Series 1 Convertible Preferred Shares shall terminate.

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The Series 1 Convertible Preferred Shares may not be redeemed during the 12 months following the date of subscription. Thereafter the Series 1 Convertible Preferred Shares may be redeemed by Leagold, in whole or in part, only if the Leagold Common Shares have traded on the principal stock exchange on which they are listed for a period of 40 consecutive trading days at a price of C$1.00 or higher. The redemption price shall be C$5.00 per share plus any accrued and unpaid dividends to the date or redemption.

Shareholder Rights Plan

Leagold does not have a shareholder rights plan.

CONSOLIDATED CAPITALIZATION OF LEAGOLD

There have been no material changes in the share capital or indebtedness of Leagold on a consolidated basis since September 30, 2019.

See the Leagold Interim Financial Statements and the Leagold Interim MD&A incorporated by reference into this Circular for more information about Leagold’s consolidated capitalization.

PRIOR SALES

Leagold has not sold or issued any Leagold Common Shares or securities convertible into Leagold Common Shares during the 12 month period prior to the date of the Circular other than as follows:

(a)	On February 1, 2019, Leagold issued 142,437 Leagold Common Shares on exercise of 142,437 Leagold Options;
(b)	On February 6, 2019, Leagold granted 6,528,444 Leagold Options, each such Leagold Option exercisable for one Leagold Common Share at an exercise price of C$2.11 per Leagold Common Share until February 6, 2022; and
(c)	On August 28, 2019, Leagold issued 50,000 Leagold Common Share on exercise of 50,000 Leagold Options.

MARKET FOR SECURITIES

Leagold’s Common Shares are listed and posted for trading under the symbol “LMC” on the TSX and on the OTCQX under the symbol “LMCNF”. The following table sets forth information relating to the trading of Leagold Common Shares on the TSX for the previous 12 month period. All share prices are shown in Canadian dollars.

Period	High $	Low $	Total Volume
December 2018	1.76	1.34	2,571,381
January 2019	2.33	1.72	3,833,805
February 2019	2.23	1.96	2,552,470
March 2019	2.06	1.81	2,419,308
April 2019	1.91	1.42	2,735,988
May 2019	1.75	1.41	3,748,540
June 2019	2.05	1.47	11,979,273
July 2019	2.26	1.93	11,004,812
August 2019	3.05	2.00	19,617,499
September 2019	3.065	2.55	11,917,246
October 2019	2.76	2.34	7,756,655
November 2019	2.62	1.85	10,403,903
December 1 to 20, 2019	2.95	2.06	11,619,269

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth under “Interests of Certain Persons of Companies in the Arrangement” in the Circular, there were no material interests, direct or indirect, of Leagold’s directors or executive officers, or any director or executive officer of a subsidiary of Leagold or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Leagold Common Shares, or any associate or affiliate of such persons, in any transaction since the commencement of Leagold’s last completed financial year or in any proposed transaction which has materially affected, or would materially affect, Leagold or any of its subsidiaries.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

Leagold’s auditors are Deloitte LLP, having an address at 2800, 1055 Dunsmuir St, Vancouver, British Columbia V7X 1P4.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Leagold Common Shares in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

RISK FACTORS

An investment in the securities of Leagold is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in the Leagold AIF, which incorporated by reference herein, the risk factors described under the heading “Risk Factors” in Equinox Gold’s annual information form dated August 9, 2019 for the year ended December 31, 2018, which is incorporated by reference in Appendix D to this Circular, as well as the risk factors set forth elsewhere in this Circular. If any of the identified risks were to materialize, Leagold’s business, financial position, results and/or future operations may be materially affected.

Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Leagold that may present additional risks in the future.

SCIENTIFIC AND TECHNICAL INFORMATION

Adriaan Roux, Pr. Sci. Nat, Leagold’s COO and Doug Reddy, P.Geo, Leagold’s SVP Technical Services are the Qualified Persons under NI 43-101 for Leagold and have approved the technical and scientific disclosure of Leagold contained in this Circular.

ADDITIONAL INFORMATION

Additional information relating to Leagold is available on SEDAR at www.sedar.com. Financial information concerning Leagold is provided in the Leagold Annual Financial Statements and the Leagold Annual MD&A, which can be accessed on SEDAR at www.sedar.com.

Appendix F

Unaudited Pro Forma Combined Financial Statements of Equinox Gold Corp.

Equinox Gold Corp.

PRO FORMA COMBINED FINANCIAL STATEMENTS

September 30, 2019

(Expressed in thousands of United States Dollars)

(Unaudited)

Equinox Gold Corp.

Pro Forma Combined Statement of Financial Position

As at September 30, 2019

(Expressed in thousands of United States dollars)

(Unaudited)

	Equinox Gold Corp. $	Leagold Mining Corporation $	Pro forma adjustments $	Notes		Pro Forma Combined $
ASSETS
Current assets
Cash and cash equivalents	45,491	55,915	169,000	5	(i)(j)(k)(l)	270,406
Accounts receivable, prepaid expenses and deposits	30,401	46,097	—			76,498
Inventory	57,293	136,766	45,484	5	(b)	239,543
Marketable securities	1,162	—	—			1,162
Restricted cash - current	577	—	—			577
	134,924	238,778	214,484			588,186
Non-current inventory	121,100	770	—			121,870
Restricted cash	13,664	—	—			13,664
Mineral properties, plant and equipment	499,181	786,416	97,456	5	(a)(h)	1,383,053
Equity accounted for investment	5,361	—	—			5,361
Other assets	17,183	11,655	710	5	(l)	29,548
Deferred tax assets	289	1,535	(1,535)	5	(h)	289
Total assets	791,702	1,039,154	311,115			2,141,971

LIABILITIES & EQUITY

Current liabilities
Accounts payable & accrued liabilities	46,719	81,797	—			128,516
Current portion of loans and borrowings	21,142	—	—			21,142
Current derivative liabilities	1,594	13,801	—			15,395
Other current liabilities	—	15,460	1,477	5	(f)(g)	16,937
	69,455	111,058	1,477			181,990
Loans and borrowings	241,525	289,713	148,537	5	(b)(k)(l)	679,775
Derivative liabilities	29,962	29,228	—			59,190
Reclamation obligations	25,691	82,816	—			108,507
Other long-term liabilities	4,502	17,607	(3,239)	5	(f)(g)	18,870
Long-term lease liabilities	229	7,377	—			7,606
Deferred tax liabilities	10,543	14,076	27,459	5	(h)	52,078
Total liabilities	381,907	551,875	174,234			1,108,016
Shareholders' equity
Share capital	505,383	578,834	43,869	5	(c)(d)(j)	1,128,086
Reserves	26,062	(24,973)	36,276	5	(c)(e)(k)	37,365
Deficit	(121,650)	(66,582)	56,736	5	(c)(i)(l)	(131,496)
Total equity	409,795	487,279	136,881			1,033,955
Total liabilities and equity	791,702	1,039,154	311,115			2,141,971

The accompanying notes form an integral part of these pro forma combined financial statements

Page | 2

Equinox Gold Corp.

Pro Forma Combined Statement of Income (Loss) and Comprehensive Income (Loss)

For the nine-month period ended September 30, 2019

(Expressed in thousands of United States dollars)

(Unaudited)

	Equinox Gold Corp.	Leagold Mining Corporation	Pro-forma adjustments	Notes		Pro Forma Combined

Revenue	162,677	379,977	5,927	5	(q)	548,581
Operating expenses	(98,075)	(263,249)	4,626	5	(q)	(356,698)
Depreciation and depletion	(19,224)	(50,141)	(5,323)	5	(m)	(74,688)
Earnings from mine operations	45,378	66,587	5,230			117,195

Exploration	(7,030)	—	—			(7,030)
General and administration	(10,117)	(15,529)	—			(25,646)
Income from operations	28,231	51,058	5,230			84,519

Finance expense	(12,437)	(32,091)	4,412	5	(n)(o)	(40,116)
Finance income	1,332	—	—			1,332
Other income (expense)	(24,620)	1,644	(44,660)	5	(p)(q)	(67,636)
Net income (loss) before taxes	(7,494)	20,611	(35,018)			(21,901)
Tax (expense) recovery	(4,322)	(90,748)	983	5	(m)	(94,087)
Net loss	(11,816)	(70,137)	(34,035)			(115,988)
Items that may be reclassified subsequently to profit or loss
Change in the mark-to-market of hedging instruments	—	(32,328)	32,328	5	(q)	—
Net comprehensive loss	(11,816)	(102,465)	(1,707)			(115,988)

Net loss attributable to
Shareholders of the combined Company	(9,852)	(70,137)	(34,035)			(114,024)
Non-controlling interest	(1,964)	—	—			(1,964)
	(11,816)	(70,137)	(34,035)			(115,988)

The accompanying notes form an integral part of these pro forma combined financial statements

Page | 3

Equinox Gold Corp.

Pro Forma Combined Statement of Income (Loss) and Comprehensive Income (Loss)

For the year ended December 31, 2018

(Expressed in thousands of United States dollars)

(Unaudited)

	Equinox Gold Corp.	Leagold Mining Corporation	Brio Gold Inc. Note 1(c)(iii)	Mesquite Note 1(c)(iv)	Pro-forma adjustments	Notes		Pro Forma Combined

Revenue	30,159	376,511	60,947	146,120	(47)	5	(q)	613,690
Operating expenses	(19,027)	(267,178)	(47,482)	(92,503)	(1,960)	5	(q)	(428,150)
Depreciation and depletion	(4,201)	(50,998)	(8,304)	(26,776)	(11,693)	5	(m)	(101,972)
					—
Earnings from mine operations	6,931	58,335	5,161	26,841	(13,700)			83,568

Exploration	(12,232)	(674)	—	—	—			(12,906)
Acquisition and restructuring costs	—	(8,038)	—	—	8,038	5	(r)	—
General and administration	(16,461)	(19,611)	(10,505)	(939)	—			(47,516)
Asset impairments	(13,283)	—	—	—	—			(13,283)
Income (loss) from operations	(35,045)	30,012	(5,344)	25,902	(5,662)			9,863

Finance expense	(6,698)	(6,314)	(2,719)	(31,501)	29,145	5	(n)(o)(r)(t)	(18,087)
Finance income	4,436	—	—	413	—			4,849
Other income (expense)	666	(2,733)	(30)	—	(3,611)	5	(q)(s)	(5,708)
Net income (loss) before taxes	(36,641)	20,965	(8,093)	(5,186)	19,872			(9,083)
Tax (expense) recovery	(2,335)	(5,680)	(637)	1,171	1,374	5	(m)	(6,107)
Net income (loss) from continuing operations	(38,976)	15,285	(8,730)	(4,015)	21,246			(15,190)
Loss from discontinued operations	(27,491)	—			—			(27,491)
Net income (loss)	(66,467)	15,285	(8,730)	(4,015)	21,246			(42,681)
Items that may be reclassified subsequently to profit or loss:
Change in the mark-to-market of hedging instruments	—	(6,176)	1,639	—	4,537	5	(q)	—
Net comprehensive income (loss)	(66,467)	9,109	(7,091)	(4,015)	25,783			(42,681)

Net income (loss) from continuing operations
Shareholders of the combined Company	(38,312)	15,285	(8,730)	(4,015)	21,246			(14,526)
Non-controlling interests	(664)	—	—	—	—			(664)
	(38,976)	15,285	(8,730)	(4,015)	21,246			(15,190)
Net income (loss) attributable to
Shareholders of the combined Company	(65,105)	15,285	(8,730)	(4,015)	21,246			(41,319)
Non-controlling interests	(1,362)	—	—	—	—			(1,362)
	(66,467)	15,285	(8,730)	(4,015)	21,246			(42,681)

The accompanying notes form an integral part of these pro forma combined financial statements

Page | 4

Equinox Gold Corp.

Pro Forma Notes to the Combined Financial Statements

For the nine months ended September 30, 2019 and year ended December 31, 2018

(Expressed in thousands of United States dollars, unless otherwise stated)

(Unaudited)

1.	Basis of Presentation

These unaudited pro forma combined financial statements have been prepared in connection with the proposed transaction between Equinox Gold Corp. (the “Company” or “Equinox Gold”) and Leagold Mining Corporation (“Leagold”), whereby Equinox Gold will acquire all of the issued and outstanding common shares of Leagold (the “Transaction”). The Transaction is expected to close in the first quarter of 2020.

These unaudited pro forma combined financial statements have been prepared from information derived from, and should be read in conjunction with, the condensed consolidated interim financial statements of Equinox Gold as at and for the nine months ended September 30, 2019 and the consolidated financial statements of Equinox Gold for the year ended December 31, 2018; and the condensed interim consolidated financial statements of Leagold as at and for the nine months ended September 30, 2019 and the consolidated financial statements of Leagold for the year ended December 31, 2018. The historical financial statements of the Company and Leagold were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Additionally, these unaudited pro forma combined financial statements include the results of Brio Gold Inc. and Mesquite for the period from January 1, 2018 to their respective acquisitions by Leagold and Equinox Gold. These pro forma combined financial statements have been compiled from and include:

(a)	An unaudited pro forma combined statement of financial position as of September 30, 2019 combining:
(i)	The unaudited condensed consolidated statement of financial position of the Company as of September 30, 2019;
(ii)	The unaudited condensed interim consolidated statement of financial position of Leagold as of September 30, 2019; and
(iii)	The adjustments described in note 5.

(b)	An unaudited pro forma combined statement of income (loss) and comprehensive income (loss) for the nine months ended September 30, 2019 combining:
(i)	The unaudited condensed interim consolidated statement of income (loss) and comprehensive income (loss) of the Company for the nine months ended September 30, 2019;
(ii)	The unaudited condensed interim consolidated statement of net (loss)/income and comprehensive (loss)/income of Leagold for the nine months ended September 30, 2019; and
(iii)	The adjustments described in note 5.

(c)	An unaudited pro forma combined statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2018 combining:
(i)	The consolidated statement of loss and comprehensive loss of the Company for the year ended December 31, 2018 as restated to reflect the revisions to the Mesquite purchase accounting reported by Equinox Gold. The increased loss recorded on restatement was primarily due to the bargain purchase gain recognized on the Mesquite acquisition being reduced from $15.2 million to $1.1 million;
(ii)	The consolidated statement of net income/(loss) and comprehensive income/(loss) of Leagold for the year ended December 31, 2018;
(iii)	The unaudited consolidated statement of net loss and comprehensive loss of Brio Gold Inc. for the three month period ended March 31, 2018, prior to its acquisition by Leagold. The period from April 1, 2018 to the Brio Gold Inc. acquisition date of May 24, 2018 is not considered material to the pro forma financial information;

Page | 5

Equinox Gold Corp.

Pro Forma Notes to the Combined Financial Statements

For the nine months ended September 30, 2019 and year ended December 31, 2018

(Expressed in thousands of United States dollars, unless otherwise stated)

(Unaudited)

1. Basis of Presentation (continued)

(iv)	The unaudited operating results of the Mesquite Mine for the ten months ended October 31, 2018, prior to its acquisition by Equinox Gold on October 30, 2018; and
(v)	The adjustments described in note 5.

The unaudited pro forma combined statement of financial position as at September 30, 2019 reflects the Transaction described in Note 3 as if it was completed on September 30, 2019. The unaudited pro forma combined statement of income (loss) and comprehensive income (loss) for the nine months ended September 30, 2019 and for the year ended December 31, 2018 have been prepared as if the proposed Transaction described in Note 3 had occurred on January 1, 2018 and as if the acquisitions of Brio Gold Inc. by Leagold in May 2018 and the Mesquite Mine by Equinox Gold in October 2018 had occurred on January 1, 2018.

The unaudited pro forma combined financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon completion of the proposed Transaction will likely differ from those recorded in the unaudited pro forma combined financial statements and such differences could be material. Any potential synergies that may be realized, integration costs that may be incurred upon completion of the Transaction or other non-recurring changes have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

2.	Significant Accounting Policies

The accounting policies used in preparing the unaudited pro forma combined financial statements are set out in the Company’s audited consolidated financial statements for the year ended December 31, 2018 and the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2019. In preparing the unaudited pro forma combined financial statements a preliminary review was undertaken to identify any accounting policy differences between the accounting policies used by Leagold and those of the Company where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Leagold conform, in all material respects, to those of the Company, with the exception of the derivative instruments and hedging policy included in Leagold’s consolidated financial statements for the periods included herein. A final review will be done after closing to ensure all differences have been identified and recognized. These unaudited pro forma financial statements assume that that Equinox Gold will discontinue the use of hedge accounting following the close of the Transaction as described in note 5(q). These unaudited pro forma financial statements also continue Leagold’s presentation of the Los Filos mine silver streaming arrangement with Wheaton Precious Metals (“WPM”) as an interest in the Los Filos Mine mineral interest held by WPM.

Page | 6

Equinox Gold Corp.

Pro Forma Notes to the Combined Financial Statements

For the nine months ended September 30, 2019 and year ended December 31, 2018

(Expressed in thousands of United States dollars, unless otherwise stated)

(Unaudited)

3.	Description of the Transaction

Under the terms of the Transaction, Leagold shareholders will receive 0.331 of an Equinox Gold share for each Leagold share held (the "Exchange Ratio"). Outstanding Leagold options and warrants will be converted into options and warrants to acquire the Company’s common shares (the “Replacement Warrants and Options”) based on the Exchange Ratio. In connection with the Transaction, Equinox Gold anticipates entering into the following financing arrangements:

(i)	a private placement for gross proceeds of up to $40 million (the “Concurrent Private Placement”);
(ii)	a $500 million senior credit package with an interest rate of LIBOR plus 3.25% consisting of a $400 million revolving credit facility with a 48 month term and a $100 million amortizing loan with a 60 month term (the “Senior Credit Package”); and
(iii)	a $130 million convertible debenture, payable in 5 years, with a 4.75% fixed interest rate, which is convertible at a price of $7.80 per share (the “Convertible Debenture”).

The funds raised from the financings are anticipated to be utilized to repay Leagold’s existing $200 million term loan and $200 million revolving credit facility (of which $100 million was drawn as of September 30, 2019) and Equinox Gold’s $130 million revolving credit facility (of which $120 million was drawn as of September 30, 2019) (together the “Existing Credit Facilities”).

Completion of the Transaction is contingent on the Company successfully completing the financing arrangements discussed above, approval of the shareholders of both Leagold and Equinox Gold and subject to regulatory approvals including the approvals of the Toronto Stock Exchange and NYSE American Stock Exchange and other customary conditions.

4.     Purchase Price Allocation

The proposed acquisition of the outstanding common shares of Leagold by the Company pursuant to the Transaction constitutes a business combination in accordance with IFRS 3 Business Combinations (“IFRS 3”), with Equinox Gold as the acquiror. Accordingly, the Company has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Leagold, which requires the Company to recognize Leagold’s identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill, if any, as the excess of consideration transferred over the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.

As of the date of this Information Circular, Equinox Gold has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Leagold’s assets to be acquired and liabilities to be assumed. A final determination of the fair value of Leagold’s assets and liabilities, including mineral properties, plant and equipment will be based on the actual mineral properties, plant and equipment of Leagold that exist as of the closing date of the Transaction and, therefore, cannot be made prior to the Transaction date. In addition, the value of the consideration to be paid by Equinox Gold upon the consummation of the Transaction will be determined based on the closing price of Equinox Gold’s common stock on the Transaction date. Further, no effect has been given to any other new Leagold common shares or other equity awards that may be issued or granted subsequent to September 30, 2019 and before the closing date of the Transaction. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information. Equinox Gold has estimated the fair value of Leagold’s assets and liabilities based on discussions with Leagold’s management, preliminary valuation information, due diligence and information presented in Leagold’s

Page | 7

Equinox Gold Corp.

Pro Forma Notes to the Combined Financial Statements

For the nine months ended September 30, 2019 and year ended December 31, 2018

(Expressed in thousands of United States dollars, unless otherwise stated)

(Unaudited)

4.     Purchase Price Allocation (continued)

public filings. Until the arrangement is completed, both companies are limited in their ability to share certain information. Upon completion of the Transaction, a final determination of fair value of Leagold’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma balance sheet and unaudited pro forma statements of income (loss) and comprehensive income (loss).

The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented below. The estimated purchase consideration and the preliminary fair values of assets acquired and liabilities assumed for the purposes of these unaudited pro forma combined financial statements is summarized in the tables below:

Estimated Equinox Gold purchase consideration:	$000s
Estimated fair value of 94,313,678 Equinox Gold shares to be issued	583,103
Estimated fair value of 5,890,415 Equinox Gold options(1) to be issued	9,597
Estimated fair value of 16,786,954 Equinox Gold warrants(1) to be issued	4,570
Estimated fair value of 292,820 Equinox Gold DSUs(2) and 689,065 Equinox Gold PSUs(2) to be issued	2,620
599,890

Net Assets acquired:	$000s
Cash and cash equivalents	55,915
Accounts receivable, prepaid expenses and deposits	46,097
Inventory	183,020
Mineral properties, plant and equipment	883,872
Other non-current assets	11,655
Accounts payable & accrued liabilities	(81,797)
Reclamation obligations	(86,841)
Derivative liabilities	(43,029)
Other financial liabilities	(1,937)
Lease liabilities	(13,099)
Loans and borrowings	(300,000)
Other long-term liabilities	(12,431)
Deferred tax liability	(41,535)
599,890

(1) Equinox Gold share options and warrants to be issued as part of the acquisition are fair valued using the Black-Scholes valuation method and are fully vested at the close of the Transaction. For each outstanding Leagold share option and warrant existing immediately prior to the transaction, the number of share options and warrants and their respective exercise prices were adjusted to reflect the Exchange Ratio. The expiry date of each Leagold share option and warrant as it existed immediately prior to the transaction was used for the purpose of the Black-Scholes valuation calculation.

Page | 8

Equinox Gold Corp.

Pro Forma Notes to the Combined Financial Statements

For the nine months ended September 30, 2019 and year ended December 31, 2018

(Expressed in thousands of United States dollars, unless otherwise stated)

(Unaudited)

4.     Purchase Price Allocation (continued)

(2) Equinox Gold DSUs and PSUs to be issued as part of the acquisition are fair valued using the Leagold’s share price on December 13, 2019 and were adjusted to reflect the Exchange Ratio. The DSUs are fully vested at the close of the Transaction. The PSUs have been valued assuming the same probability of vesting as applied in the Leagold September 30, 2019 financial statements.

5.     Pro Forma Assumptions and Adjustments

The unaudited pro forma combined financial statements reflect the following assumptions and adjustments to give effect to the business combination, as if the Transaction had occurred on September 30, 2019 for the consolidated statement of financial position and January 1, 2018 for the consolidated statements of income (loss) and comprehensive income (loss), including the acquisition of Brio Gold Inc. by Leagold and Mesquite by Equinox Gold in 2018. Assumptions relating to the Exchange Ratio are what was agreed to in the purchase agreement with Leagold and disclosed in the Information Circular. As of the date of this Circular, Equinox Gold is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments. Assumptions and adjustments made are as follows:

Pro forma combined statement of financial position adjustments to record:

a)	The difference between the estimated fair value and carrying value of Leagold’s mineral properties, plant and equipment. The excess of the consideration paid over the estimated fair value of Leagold’s net assets has been allocated to the fair value of the mineral properties, plant and equipment for the purposes of these pro forma financial statements.
b)	The difference between the estimated fair value and carrying value of Leagold’s production inventory and long-term debt.
c)	The elimination of historical equity of Leagold.
d)	The issuance of 94,313,678 common shares to Leagold shareholders at a fair value of $6.18 (CAD$8.15) per share, based on the closing price of Equinox Gold common shares at December 13, 2019, the business date prior to the date of announcement, and a CAD/USD exchange rate of 0.7586.
e)	The issuance of 5,890,415 Equinox Gold options to Leagold option holders, for consideration of $9.6 million determined using the Black-Scholes valuation method at December 13, 2019.
f)	The issuance of 16,786,954 Equinox Gold warrants to Leagold warrant holders, for consideration of $4.6 million determined using the Black-Scholes valuation method at December 13, 2019. These warrants are considered a derivative and classified as a derivative liability as the exercise price of the warrants is expected to be fixed in Canadian dollars and therefore a variable amount of cash in the Company’s US functional currency will be received on exercise. No adjustment has been made in the pro forma combined statement of income (loss) and comprehensive income (loss) for any differences in fair value arising from valuation assumptions between the warrants issued by Leagold and warrants issued by Equinox Gold.
g)	The issuance of Equinox Gold 292,820 DSUs and 689,065 Equinox Gold PSUs for consideration of $2.6 million to replace existing Leagold DSUs and PSUs at December 13, 2019.
h)	The impact of the increased deferred tax liabilities recognized as a result of the increase in inventory and mineral properties, plant and equipment described in notes 5(a) and 5 (b).

Page | 9

Equinox Gold Corp.

Pro Forma Notes to the Combined Financial Statements

For the nine months ended September 30, 2019 and year ended December 31, 2018

(Expressed in thousands of United States dollars, unless otherwise stated)

(Unaudited)

5. Pro Forma Assumptions and Adjustments (continued)

i)	The estimated cash transaction costs and change of control payments of $6.0 million incurred by the Company.
j)	The issuance of 6,472,491 common shares at a fair value of $6.18 (CAD$8.15) per share, based on the closing price of Equinox Gold common shares at December 13, 2019 for net cash proceeds of $39.6 million in connection with the Concurrent Private Placement. The proceeds are net of estimated transaction costs of $0.4 million.
k)	The issuance of a Convertible Debenture with gross proceeds of $130.0 million, net of transaction costs of $2.6 million. The fair value of the debt portion of $126.3 million was estimated using a discounted cash flow model based on an expected term of 5 years and a discount rate equal to LIBOR plus 3.25%. The remaining proceeds of $1.7 million were allocated to equity.
l)	The net drawdown of the Senior Credit Package of $428.0 million, repayment of the Existing Credit Facilities totalling $420.0 million, a reversal of existing financing costs on Equinox Gold’s existing facility totalling $3.8 million and a decrease in other assets of $0.7 million.

Pro forma combined statement of income (loss) and comprehensive income (loss) adjustments to record:

m)	Depreciation and the associated deferred tax recovery on the increase in the mineral properties, plant and equipment cost described in note 5(a).
n)	The interest and accretion on the Convertible Debenture of $4.9 million for the nine months ended September 30, 2019 and $6.5 million for the year ended December 31, 2018.
o)	The interest and accretion on the Senior Credit Package of $18.1 million for the nine months ended September 30, 2019 and $24.1 million for the year ended December 31, 2018 and the elimination of the interest and accretion on the Existing Credit Facilities of $27.4 million for the nine months ended September 30, 2019 and $24.2 million for the year ended December 31, 2018.
p)	The reversal of the gain on modification of Equinox Gold’s existing credit facility of $0.9 million recorded during the nine months ended September 30, 2019.
q)	The classification of the change in the fair value of Leagold’s gold price and currency derivatives in net income rather than other comprehensive income on the assumption that the use of hedge accounting will be discontinued following the close of the Transaction as further described in note 2.
r)	To reverse the non-recurring acquisition transaction costs expensed by Leagold related to its 2018 acquisition of Brio Gold Inc. and by Equinox Gold related to its 2018 acquisition of Mesquite.
s)	To reverse the bargain purchase gain recorded by Equinox Gold on its 2018 acquisition of Mesquite.
t)	To eliminate the interest and accretion in Brio Gold Inc. and Mesquite prior to their acquisitions by Leagold and Equinox Gold.

Page | 10

Equinox Gold Corp.

Pro Forma Notes to the Combined Financial Statements

For the nine months ended September 30, 2019 and year ended December 31, 2018

(Expressed in thousands of United States dollars, unless otherwise stated)

(Unaudited)

6.	Pro Forma Share Capital

Equinox Gold pro forma share capital as at September 30, 2019 has been determined as follows:

	Common
	Shares (‘000’s)	Amount
Issued and Outstanding, September 30, 2019	113,402	$505,383
Shares consideration issued in connection with Leagold shares outstanding at December 13, 2019 (Note 4)	94,314	583,103
Shares consideration issued in connection with the Concurrent Private Placement, net of transaction costs of $400 (Note 5(j))	6,472	39,600
Pro Forma Balance Issued and Outstanding	214,188	$1,128,086

7.	Pro Forma Loss and Comprehensive Loss per Share

Pro forma basic loss and diluted loss per share for the nine months ended September 30, 2019 and the year ended December 31, 2018 has been calculated based on actual weighted average number of Equinox Gold common shares outstanding for the respective periods; as well as the number of shares issued in connection with the Transaction as if such shares had been outstanding since January 1, 2018:

	Nine Months Ended September 30, 2019 (‘000’s)	Year Ended December 31, 2018 (‘000’s)
Actual weighted average number of Equinox Gold common shares outstanding	111,523	92,341
Number of Equinox Gold common shares issued to fund the Mesquite acquisition to reflect the acquisition as at January 1, 2018	—	16,250
Number of Equinox Gold common shares issued to Leagold shareholders (Note 4)	94,314	94,314
Number of Equinox Gold common shares issued in relation to the Concurrent Private Placement (Note 5(j))	6,472	6,472
Pro forma weighted average number of Equinox Gold common shares outstanding	212,309	209,377
Pro forma net loss attributable to shareholders of the combined Company	($114,024)	($41,319)
Pro forma net loss and diluted loss per share	($0.54)	($0.20)

Page | 11

Appendix G

Equinox Gold Fairness Opinion

Investment & Corporate Banking 885 West Georgia Street Suite 1700 Vancouver, BC V6C 3E8

December 13, 2019

The Board of Directors
Equinox Gold Corp.

Suite 1501, 700 West Pender St.

Vancouver, BC

Canada, V6C 1G8

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Equinox Gold Corp. (the “Company” or “Equinox Gold”) and Leagold Mining Corporation (the “Acquisition Candidate” or “Leagold”) propose to enter into an arrangement agreement to be dated December 15, 2019 (the “Arrangement Agreement”) pursuant to which, among other things, Equinox Gold will acquire all of the issued and outstanding common shares of Leagold (“Leagold Shares”), which acquisition will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, each holder of Leagold Shares (other than Leagold Dissenting Shareholders (as defined in the form of the plan of arrangement included as Schedule A to the Arrangement Agreement)) will be entitled to receive, in exchange for each Leagold Share, 0.331 of a common share of Equinox Gold (“Equinox Gold Shares” and such amount, the “Exchange Ratio”). The terms and conditions of the Arrangement are more fully set forth in the Arrangement Agreement and will be summarized in a joint information circular (the “Circular”) to be mailed to the holders of Equinox Gold Shares (the “Shareholders”) in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness, from a financial point of view, of the Exchange Ratio provided for pursuant to the Arrangement to the Company.

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in November 2019. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated November 20, 2019 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fixed fee for rendering the Opinion, which will not be contingent on the completion of the Arrangement. We will also receive a fee for our advisory services under the Engagement Agreement, which is contingent upon successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement. The payment of expenses is not dependent on the completion of an Arrangement or the conclusions reached.

1

Investment & Corporate Banking 885 West Georgia Street Suite 1700 Vancouver, BC V6C 3E8

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Company, the Acquisition Candidate, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

As the Board of Directors of Equinox Gold is aware, in the two years prior to the date of this opinion, BMO Capital Markets and/or certain of its affiliates have provided, currently are providing and in the future, in the ordinary course of business, may provide certain advisory, investment banking, commercial banking, corporate finance and other financial services unrelated to the Arrangement to the Interested Parties for which we and such affiliates have received or may receive compensation.

Specifically, in the two years prior to the date of the Opinion, we and certain of our affiliates have provided advisory, investment banking and corporate banking services to Equinox Gold and certain of its affiliates unrelated to the Arrangement, for which services we have received or expect to receive compensation, including having i) acted as co-lead underwriters for a private placement bought deal of subscription receipts, ii) acted as lender under Equinox Gold’s credit facility, and iii) provided certain foreign exchange and commodity trading services to Equinox Gold.

Further, in the two years prior to the date of the Opinion, we and certain of our affiliates have provided investment banking and corporate banking services to the Acquisition Candidate and certain of its affiliates unrelated to the Arrangement, for which services we have received and/or expect to receive compensation, including having provided certain foreign and commodity trading services to Leagold.

2

Investment & Corporate Banking 885 West Georgia Street Suite 1700 Vancouver, BC V6C 3E8

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement provided to us on December 9, 2019 and the draft schedules thereto, including the plan of arrangement;
2.	a substantially final draft of the voting support agreements (the “Support Agreements”);
3.	certain publicly available information relating to the business, operations, financial condition and trading history of Equinox Gold, Leagold and other selected public companies we deemed relevant;
4.	certain internal financial, operating, corporate and other information with regard to the business, operations, financial condition and prospects of Equinox Gold provided to us by Equinox Gold, including financial projections of Equinox Gold prepared by the management of Equinox Gold (the “Equinox Gold Forecasts”);
5.	certain internal financial, operating, corporate and other information with regard to the business, operations, financial condition and prospects of Leagold provided to us by Equinox Gold, including financial projections of Leagold reviewed, adjusted and provided to us and approved by the management of Equinox Gold (the “Adjusted Leagold Forecasts”);
6.	discussions with management of Equinox Gold relating to Equinox Gold’s and Leagold’s respective current business, plan, financial condition and prospects;
7.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of each of Equinox Gold and Leagold;
8.	the potential cost savings (including the amount, timing and achievability thereof) anticipated by the management of Equinox Gold to result from the Arrangement (collectively, the “Expected Synergies”);

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Investment & Corporate Banking 885 West Georgia Street Suite 1700 Vancouver, BC V6C 3E8

9.	net asset value analyses for Equinox Gold and Leagold, each on a standalone basis, based on the Equinox Gold Forecasts, Adjusted Leagold Forecasts and other information relating to Equinox Gold and Leagold, respectively, referred to above;
10.	a trading history of Equinox Gold Shares and Leagold Shares for the 52-week period ended December 13, 2019, and a comparison of that trading history with those of other companies we deemed relevant;
11.	various reports published by equity research analysts and industry sources we deemed relevant;
12.	the relative contributions of Equinox Gold and Leagold to certain financial metrics of the pro forma combined company, based on the Equinox Gold Forecasts, Adjusted Leagold Forecasts and other information relating to Equinox Gold and Leagold referred to above;

13.  a comparison of the historical financial results and present financial condition of each of Equinox Gold and Leagold with each other and with those of other companies that we deemed relevant;

14.  public information with respect to selected transactions involving target companies we deemed relevant;

15.  a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

16.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, but not limited to, the Expected Synergies) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of each of the Company and the Acquisition Candidate, having regard to the Company’s and the Acquisition Candidate’s respective business, plans, financial condition and prospects.

4

Investment & Corporate Banking 885 West Georgia Street Suite 1700 Vancouver, BC V6C 3E8

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided or made available to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company, the Acquisition Candidate or any of their respective subsidiaries, associates or affiliates (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) or any of their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (British Columbia)); and (ii) since the dates on which such Information was provided or made available to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, the Acquisition Candidate or any of their respective subsidiaries, associates and affiliates and no change has occurred in such Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement and the Support Agreements will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and the Acquisition Candidate as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. Without limiting the foregoing, the Opinion does not constitute a recommendation as to whether the Board of Directors or the Company should proceed with the Arrangement nor does it constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquisition Candidate or of any of their respective subsidiaries, associates and affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquisition Candidate may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

5

Investment & Corporate Banking 885 West Georgia Street Suite 1700 Vancouver, BC V6C 3E8

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Arrangement is fair, from a financial point of view, to the Company.

Yours truly,

BMO Nesbitt Burns Inc.

6

Appendix H

Leagold Fairness Opinion

7

Scotia Capital Inc.

Scotia Plaza

40 King Street West

Box 4085, Station “A”

Toronto, Ontario

Canada M5W 2X6

December 14, 2019

The Special Committee & Board of Directors Leagold Mining Corporation

Suite 3043 – 595 Burrard Street

PO Box 49152

Vancouver, BC V7X 1J1

To the Special Committee & Board of Directors

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understands that Leagold Mining Corporation (the “Company”) and Equinox Gold Corp. (the “Acquirer”) propose to enter into an agreement to be dated December 15, 2019 (the “Arrangement Agreement”), pursuant to which, among other things, the Acquirer will acquire all of the outstanding common shares (the “Shares”) of the Company and pursuant to which each holder of Shares will be entitled to receive, in exchange for each Share held, 0.331 common shares of the Acquirer (the “Consideration”). We understand the acquisition is proposed to be effected by way of an arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). The terms and conditions of the Arrangement Agreement will be more fully described in a joint information circular (the “Circular”) which will be mailed to the holders of Shares (each, a “Shareholder”) in connection with the Arrangement.

We have been retained to provide financial advice and assistance to the Company in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the special committee and board of directors of the Company (the “Special Committee and Board of Directors”) as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement by the Shareholders.

Engagement of Scotia Capital

The Company initially contacted Scotia Capital regarding a potential advisory assignment on December 5, 2019. Scotia Capital was formally engaged by the Company pursuant to an engagement letter dated December 8, 2019 (the “Engagement Letter”). Under the terms of the Engagement Letter, the Company has agreed to pay Scotia Capital a fixed fee for its services as financial advisor, including rendering the Opinion, regardless of its conclusion or the completion of the Arrangement. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, the Acquirer or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein. In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) participating in equity offerings for the Acquirer as the joint bookrunner and co-lead underwriter on a private placement subscription receipts offering; (ii) acting as financial advisor to the Acquirer in connection with the acquisition of the Mesquite Gold Mine; (iii) acting as lender to the Acquirer as part of its corporate credit facilities; (iv) other ancillary financial and credit related products and services for the Acquirer including foreign exchange, cash management, cash deposits, commodity derivatives and letters of credit; and (v) acting as lender for the combined companies as part of the debt refinancing announced concurrently with the Arrangement . There are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, The Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotia Capital may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Arrangement Agreement dated December 13, 2019;

2.	a draft of the debt financing commitment letter related to the Arrangement dated December 4, 2019;

3.	audited annual financial statements of the Company and the Acquirer and management’s discussion and analysis related thereto for the fiscal years ended December 31, 2017 and 2018;

4.	unaudited interim financial statements of the Company and the Acquirer and management’s discussion and analysis related thereto for the 3 month periods ended March 31, 2019, June 30, 2019 and September 30, 2019;

5.	the notices of annual meeting of the Shareholders and the management information circulars of the Company for the meetings dated March 29, 2018 and April 3, 2019;

6.	the notices of annual meeting of the Shareholders and the management information circulars of the Acquirer for the meetings dated June 20, 2018 and March 18, 2019;

7.	annual information forms of the Company for the fiscal years ended December 31, 2016, 2017 and 2018 and of the Acquirer for the fiscal year ended December 31, 2018;

8.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

9.	internal financial, operating and corporate information or reports of the Company;

10.	discussions with senior management of the Company;

11.	discussions with the Company’s legal counsel;

12.	public information relating to the business, operations, financial performance and stock trading history of the Company, the Acquirer and other selected public companies considered by us to be relevant;

13.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

14.	reports published by equity research analysts and industry sources we considered relevant;

15.	historical market prices and trading activity for the Shares;

16.	representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

17.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Prior Valuations

Certain senior officers of the Company have represented to Scotia Capital that, to the best of their knowledge, there have been no prior valuations (as that term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) or appraisals of the Company or any material property of the Company or any of its subsidiaries or affiliates, made in the preceding 24 months and in the possession or control or knowledge of the Company, which have not been provided to Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

With the Special Committee and Board of Director’s approval and as provided in the Engagement Letter, we have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of our professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have assumed the accuracy and fair presentation of, and relied upon the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements. We have assumed that forecasts, projections, estimates and budgets provided to us and used in the analysis supporting the Opinion, were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company or the Acquirer, as applicable, as to the matters covered thereby.

Senior officers of the Company have represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries, in connection with the Arrangement is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation) reasonable in the circumstances.

In preparing the Opinion, Scotia Capital made several assumptions, including that the final executed version of the Arrangement Agreement will be identical to the most recent draft thereof reviewed by us, and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any terms or conditions. In addition, we have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company or the Acquirer, or any of their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

The Opinion has been provided for the sole use and benefit of the Special Committee and Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person. Our opinion was not intended to be, and does not constitute, a recommendation to the Special Committee and Board of Directors as to whether they should approve the Arrangement or to any shareholder of the Company as to how such shareholder should vote or act with respect to the Arrangement or its Shares. The Opinion does not address in any manner the prices at which the Company’s or the Acquirer’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement or the Arrangement.

Scotia Capital was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Shares or any business combination or other extraordinary transaction involving the Company, nor did Scotia Capital negotiate with any party in connection with any such transaction involving the Company.

Except for the inclusion of the Opinion in its entirety and a summary thereof in a form acceptable as in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquirer or any of its respective affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Approach to Fairness

In support of the Opinion, Scotia Capital has performed certain value analyses on the Company based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing its Opinion. Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours very truly,

SCOTIA CAPITAL INC.

Appendix I

Interim Order

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

DEC 2 0 2019

ENTERED

No. S1914326
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

LEAGOLD MINING CORPORATION

PETITIONER

AND:

ORDER MADE AFTER APPLICATION (INTERIM)

BEFORE	MASTER CAMERON	December 20, 2019

ON THE APPLICATION of the Petitioner, Leagold Mining Corporation ("Leagold") pursuant to sections 186 and 288-297 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**"), for an Interim Order for directions in seeking approval of a plan of arrangement under Division 5 of Part 9 of the BCBCA, coming on for hearing at Vancouver, British Columbia on the 20th day of December 2019, AND ON HEARING Mark Pontin, counsel for the Petitioner, AND UPON READING the Petition and other materials filed herein, AND UPON being advised that it is the intention of Equinox Gold Corp. ("Equinox") to rely upon Section 3(a)(10), of the United States *Securities Act of 1933*, as amended (the "**1933 Act**") as a basis for an exemption from the registration requirements of the 1933 Act with respect to the issuance of securities of Equinox in exchange for securities of Leagold under the proposed Plan of

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Arrangement based on the Court's approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair to those who will receive Equinox securities pursuant to the Arrangement;

THIS COURT ORDERS that:

DEFINITIONS

1. As used in this order, unless otherwise defined, defined terms have the respective meanings set out in the draft Notices of Special Meeting of Shareholders of Equinox and Securityholders of Leagold and Joint Management Information Circular of Equinox and Leagold (the "**Leagold Circular**") relating to the special meeting of the securityholders of Leagold attached as Exhibit "B" to the Affidavit of Doug Bowlby sworn on December 18, 2019 (the "**Leagold Affidavit**").

MEETING

2. Pursuant to sections 289 and 291 of the BCBCA, Leagold is authorized and directed to call, hold and conduct a special meeting (the "**Leagold Meeting**") of the holders of (the "**Leagold Shareholders**") common shares of Leagold (the "**Leagold Shares**") and the holders (the "**Leagold Optionholders**" and, together with the Leagold Shareholders, the "**Leagold Securityholders**") of options to purchase Leagold Common Shares issued pursuant to the stock option plan of Leagold (the "**Leagold Options**") to be held at the offices of Fasken Martineau DuMoulin LLP, located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, on January 28, 2020 commencing at 10 a.m. (Vancouver time), or such other date and time as the Court may direct, or as adjourned or postponed.

3. At the Leagold Meeting, the Leagold Securityholders shall:

   (a) consider, and, if thought fit, pass with or without variation by special resolution the Leagold Arrangement Resolution (the full text of which is set forth in Appendix "B" to the Leagold Circular which is attached as Exhibit "B" to the Leagold Affidavit) authorizing, approving and adopting the Arrangement pursuant to Division 5 of Part 9 of the BCBCA ; and

   (b) consider such other business as may properly come before the Leagold Meeting or any adjournments thereof.

4. The Leagold Meeting shall be called, held and conducted in accordance with the BCBCA, applicable securities legislation, and the articles of Leagold, subject to the terms of this order made after application (the "**Interim Order**"), and any further order of this Court, and the rulings and directions of the Chair of the Leagold Meeting, such rulings and directions not to be inconsistent with this Interim Order and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Leagold Shares or Leagold Options or to which

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such shares or options are collateral, or the articles of Leagold, this Interim Order shall govern.

5. The Chair of the Leagold Meeting shall be the Chairman of the Leagold Board or such other person authorized in accordance with the articles of Leagold. The Chair is at liberty to call on the assistance of legal counsel to Leagold at any time and from time to time as the Chair of the Leagold Meeting may deem necessary or appropriate.

ADJOURNMENT

6. Leagold, if it deems advisable, is specifically authorized to adjourn or postpone the Leagold Meeting on one or more occasions, without the necessity of first convening the Leagold Meeting or first obtaining any vote of the Leagold Securityholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to the Leagold Securityholders by one of the methods specified in paragraph 11 of this Interim Order, as determined to be the most appropriate method of communication by the Leagold Board.

7. The Leagold Record Date (as defined in paragraph 9 below) shall not change in respect of adjournments or postponements of the Leagold Meeting.

AMENDMENTS

8. Leagold is authorized to make amendments, revisions or supplements to the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the Leagold Securityholders or further order of this Court, and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Plan of Arrangement submitted to the Leagold Meeting and the subject of the Arrangement.

RECORD DATE

9. The record date for the determination of the Leagold Securityholders entitled to receive notice of and to vote at the Leagold Meeting in respect of the Arrangement is December 18, 2019 (the "**Leagold Record Date**"). Only Leagold Securityholders whose names were entered in the registers of Leagold at the close of business on the Leagold Record Date will be entitled to receive notice of and to vote at the Leagold Meeting in respect of the Arrangement.

NOTICE OF MEETING

10. The Leagold Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Leagold shall not be required to send to the Leagold Securityholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

11. The Notice of Special Meeting of Leagold Securityholders and the Leagold Circular, which includes an explanation of the effect of the Arrangement, the Leagold

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Arrangement Resolution, the Plan of Arrangement, the Interim Order, the Petition, the forms of proxy for Leagold Shareholders and Leagold Optionholders, the form of voting instruction form for non-registered, non-objecting Leagold Shareholders and letter of transmittal (collectively referred to as the "**Leagold Meeting Materials**") in substantially the same form as contained in Exhibits B and C to the Leagold Affidavit, with such deletions, amendments or additions thereto as may be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the Leagold Shareholders as they appear on the central securities register of Leagold as at the Leagold Record Date at least twenty-one (21) days prior to the date of the Leagold Meeting, excluding the date of mailing, delivery or transmittal and the date of the Leagold Meeting, by one or more of the following methods:

(i) by prepaid regular mail addressed to the Leagold Shareholders at their address as it appears on the central securities register of Leagold as at the Leagold Record Date; or

(ii) by email or facsimile transmission to any Leagold Shareholders who identifies himself, herself or itself to the satisfaction of Leagold, acting through its representatives, who requests such email or facsimile transmission;

(b) the Leagold Optionholders as they appear on the options register of Leagold as at the Leagold Record Date at least twenty-one (21) days prior to the date of the Leagold Meeting, excluding the date of mailing, delivery or transmittal and the date of the Leagold Meeting, by one or more of the following methods:

(i) by prepaid regular mail addressed to the Leagold Optionholders at their address as it appears on the options register of Leagold as at the Leagold Record Date or in the employment records of Leagold or by delivery in person; or

(ii) by email or facsimile transmission to any Leagold Optionholders who identifies himself, herself or itself to the satisfaction of Leagold, acting through its representatives, who requests such email or facsimile transmission;

(c) the directors and auditors of Leagold by mailing the Meeting Materials by prepaid regular mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Leagold Meeting, excluding the date of mailing or transmittal and the date of the Leagold Meeting;

(d) in the case of non-registered, non-objecting Leagold Shareholders, through its transfer agent, by sending copies of the relevant portions of the Meeting Materials to non-objecting beneficial owners in accordance with National Instrument 54-101 - *Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators* ("NI 54-101") at least twenty-one (21) days prior to the date of the Leagold Meeting;

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(e) in the case of non-registered, objecting Leagold Shareholders, by providing copies of the relevant portions of the Meeting Materials to intermediaries and registered nominees for sending to objecting beneficial owners in accordance with NI 54-101 at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Leagold Meeting;

(f) Leagold's holders of the Leagold Warrants, Leagold DSUs and Leagold PSUs by any method permitted for notice to Leagold Shareholders or Leagold Optionholders as set forth in paragraphs 11(a), 11(b), 11(d), or 11(e), or by email, courier or registered mail to addresses as they appear on the records of Leagold by the close of business as at the Leagold Record Date; and

substantial compliance with this paragraph shall constitute good and sufficient notice of the Leagold Meeting and these proceedings, and no notice be required to any other party. Leagold is at liberty to give notice of the Leagold Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

12. Accidental failure of or omission by Leagold to give notice to any one or more Leagold Securityholders or any other Person set out in paragraph 11, or the non-receipt of such notice by one or more Leagold Securityholders, or any other Person set out in paragraph 11, or any failure or omission to give such notice as a result of events beyond the reasonable control of Leagold (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Leagold Meeting, and shall not invalidate any resolution passed or proceeding taken at the Leagold Meeting, but if any such failure or omission is brought to the attention of Leagold then it shall use reasonable commercial efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

13. Provided that notice of the Leagold Meeting and the provision of the Leagold Meeting Materials to the Leagold Securityholders take place in substantial compliance with this Interim Order, the requirement of section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Leagold Meeting is waived.

14. Provided that notice of the Leagold Meeting and the provision of the Leagold Meeting Materials to the Leagold Securityholders takes place in substantial compliance with this Interim Order, the requirement of section 2.2 of NI 54-101 that notification of the Leagold Meeting and Leagold Record Date be sent at least 25 days before the record date to all depositories, the securities regulatory authority, and each exchange in Canada on which the securities are listed, is abridged pursuant to section 2.20 of NI 54-101.

DEEMED RECEIPT OF NOTICE

15. The Leagold Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a) in the case of mailing, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

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(b) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch;

(c) in the case of non-registered, objecting Leagold Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees; and

(d) in the case of advertisement, at the time of publication of the advertisement.

UPDATING MEETING MATERIALS

16. Notice of any amendments, updates or supplement to any of the information provided in the Leagold Meeting Materials may be communicated to the Leagold Shareholders by press release, news release, newspaper advertisement or by notice sent to the Leagold Shareholders by any of the means set forth in paragraph 11 herein, as determined to be the most appropriate method of communication by the Leagold Board.

QUORUM AND VOTING

17. The votes required at the Leagold Meeting required to pass the Leagold Arrangement Resolution shall be:

(a) an affirmative vote of not less than 66⅔% of the votes cast on the Leagold Arrangement Resolution by holders of Leagold Shareholders present in person or by proxy at the Leagold Meeting;

(b) an affirmative vote of not less than 66⅔% of the votes cast on the Leagold Arrangement Resolution by Leagold Shareholders and Leagold Optionholders present in person or by proxy at the Leagold Meeting voting as a single class; and

(c) a simple majority of the votes cast by Leagold Shareholders excluding the votes of Leagold Shares held or controlled by "interested parties" as defined in Multilateral Instrument 61-101 - *Protection of Minority Security Holders in Special Transactions* ("**MI 61-101**) who vote in person or by proxy at the Leagold Meeting.

(collectively, the "**Requisite Leagold Securityholder Approval**").

18. The Requisite Leagold Securityholder Approval shall be sufficient to authorize and direct Leagold to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Leagold Securityholders, subject only to final approval by this Honourable Court.

19. The quorum required at the Leagold Meeting shall be the quorum required by the Articles of Leagold, being two or more Leagold Shareholders entitled to vote at the meeting are present in person or by proxy.

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20. For the purpose of counting votes respecting the Leagold Arrangement Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Leagold Share or Leagold Option, as the case may be, represented by such spoiled votes, illegible votes, defective votes or abstentions not be counted in determining the number of Leagold Shares and Leagold Options represented at the Leagold Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Leagold Arrangement Resolution.

21. A representative of Leagold who attends the Leagold Meeting shall file in due course with the Court an affidavit verifying the actions taken and the decisions reached by the Leagold Securityholders at the Leagold Meeting with respect to the Plan of Arrangement.

PERMITTED ATTENDEES

22. The only persons entitled to attend the Leagold Meeting shall be the Leagold Shareholders and Leagold Optionholders as of the Leagold Record Date or their respective proxyholders, Leagold's directors, officers, auditors and advisors, the scrutineers, and any other persons admitted on the invitation of the directors of Leagold or on the invitation of the Chair of the Leagold Meeting, and the only persons entitled to be represented and to vote at the Leagold Meeting shall be the registered Leagold Shareholders and Leagold Optionholders as at the close of business (Vancouver time) on the Leagold Record Date, or their respective proxyholders.

SCRUTINEERS

23. A representative of Leagold's registrar and transfer agent (or any agent thereof), is authorized to act as scrutineer for the Leagold Meeting.

SOLICITATION OF PROXIES

24. Leagold is authorized to use the form of proxy and voting instruction form in connection with the Leagold Meeting, in substantially the same form as attached as Exhibit "B" to the Leagold Affidavit and the voting methods as set out in the Leagold Meeting Materials, and Leagold may in its discretion waive generally the time limits for deposit of proxies by Leagold Securityholders if Leagold deems it reasonable to do so. Leagold is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as may be determined.

25. The procedure for the use of proxies at the Leagold Meeting, including the time limit for place of deposit, the voting methods and revocation of proxy, shall be as set out in the Leagold Meeting Materials.

DISSENT RIGHTS

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27. In order for a Leagold Shareholder to exercise his, her or its Dissent Rights:

    (a) notwithstanding section 242(1)(a) of the BCBCA, a Dissenting Shareholder shall deliver a written notice which must be received by Leagold, Attention: Georald Ingborg, at Fasken 2900 - 550 Burrard St. Vancouver, B.C. V6C 0A3, by no later than 5:00 p.m. (Vancouver time) on January 24, 2020, or if the Leagold Meeting is postponed or adjourned, on the date which is two Business Days prior to the date of the postponed or adjourned Leagold Meeting; and

    (b) any such exercise of the Dissent Rights must otherwise comply with the requirements of sections 237-247 of the BCBCA, as modified by the Plan of Arrangement and this Interim Order.

28. Notice to the Leagold Shareholders of their Dissent Rights with respect to the Leagold Arrangement Resolution and their right to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their Leagold Shares shall be given by including information with respect to this right in the Circular to be sent to the Leagold Shareholders in accordance with the Interim Order.

29. Each Dissenting Leagold Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Leagold Arrangement Resolution was adopted at the Leagold Meeting) of all, but not less than all, of the Dissenting Leagold Shareholder's Leagold Shares, provided that the Dissenting Leagold Shareholder duly dissents to the Arrangement and the Arrangement becomes effective.

30. Pursuant to the Plan of Arrangement, Leagold Shareholders who duly exercise their Dissent Rights and who are ultimately entitled to be paid fair value for their Leagold Shares shall be paid an amount equal to such fair value by Leagold, and shall be deemed to have transferred such Leagold Shares as of the Effective Time to Leagold, without any further act or formality, and free and clear of all liens, claims and encumbrances.

32. None of the Leagold Shareholders who vote or have instructed a proxyholder to vote Leagold Shares in favour of the Leagold Arrangement Resolution shall be entitled to exercise their Dissent Rights.

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APPLICATION FOR FINAL ORDER

33. Upon the approval, with or without variation by the Leagold Securityholder, of the Arrangement, in the manner set forth in this Interim Order, Leagold may apply to this Court for, *inter alia*, an Order that:

   (a) the Arrangement, and its terms and conditions, be approved;

   (b) the Arrangement be implemented in the manner and sequence set forth in the Plan of Arrangement, and pursuant to sections 291, 292 and 296 of the BCBCA, the Arrangement will take effect as of the Effective Time (as defined in the Plan of Arrangement);

   (c) a declaration that the terms and conditions of the Arrangement, and the exchange of securities to be effected by completion of the Arrangement, are procedurally and substantively fair to the Leagold Securityholders;

   (d) the Arrangement shall be binding on Leagold, the Leagold Securityholders and Equinox upon the taking effect of the Arrangement pursuant to section 297 of the BCBCA; and

   (collectively, the "**Final Order**").

34. Leagold is at liberty to proceed with the hearing of the Final Order on January 30, 2020 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as Leagold may determine or this Court may direct.

35. Any Leagold Securityholders, holders of the Leagold Warrants, Leagold DSUs and Leagold PSUs desiring to support or oppose the application has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to filing a Response to Petition and delivering a copy of the filed Response to Petition together with a copy of any additional affidavits or other materials on which the person intends to rely at the hearing for the Final Order on or before 4:00 p.m. (Vancouver time) on January 27, 2020, to the solicitors for the Petitioner at:

36. Sending the Petition and this Interim Order in accordance with paragraph 11 of this Interim Order shall constitute good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such

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persons in respect of these proceedings and service of the affidavits, including the Leagold Affidavit, is dispensed with. Leagold shall be at liberty to give notice of this Petition to persons outside the jurisdiction of this Court in the manner specified herein.

37. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Leagold and Equinox, and persons who have filed and delivered a Response to Petition in accordance with this Interim Order.

38. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need be provided notice of materials filed in this proceeding and the adjourned hearing date.

VARIANCE

39. Leagold shall be entitled, at any time, to apply to vary this Interim Order and apply for such other orders and direction from the Court as may be appropriate.

40. *Supreme Court Civil Rules* 8-1 and 16-1(3) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

____

Signature of
☑ Lawyer for the Petitioner.

MARK PONTIN

BY THE COURT

____

REGISTRAR

Form CHECKED PEL

307329.00017/93852973.6

Appendix J

Notice of Hearing of Petition

NO.S1914326
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

LEAGOLD MINING CORPORATION

PETITIONER

AND:

NOTICE OF HEARING

To: Without Notice

TAKE NOTICE that the Petition of Leagold Mining Corporation dated December 18, 2019 will be heard at the courthouse at 800 Smithe Street, Vancouver B.C. on January 30, 2019 at 9:45 a.m.

1. Date of hearing

☐ The parties have agreed as to the date of the hearing of the Petition.

☐ The parties have been unable to agree as to the date of the hearing but notice of the hearing will be given to the Petition Respondents in accordance with Rule 16-1 (8) (b) of the Supreme Court Civil Rules.

☑ The Petition is unopposed, by consent or without notice.

2. Duration of hearing

☑ It has been agreed by the parties that the hearing will take 15 Minutes.

☐ The parties have been unable to agree as to how long the hearing will take and

(a) the time estimate of the Petitioner's/s' is < minutes, and

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(b) ☐ the time estimate of the Petition Respondent's/s' is minutes.

☐ the Petition Respondent's/s' has/ave) not given a time estimate.

3. Jurisdiction

☐ This matter is within the jurisdiction of a master.

☑ This matter is not within the jurisdiction of a master.

Dated: 20-Dec-2019

Signature of ☐ Petitioner ☑ Lawyer for Petitioner>s

The Solicitors for the Petitioners are Fasken Martineau DuMoulin LLP, whose office address and address for delivery is 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3 Telephone: +1 604 631 3131 Facsimile: +1 604 631 3232. (Reference: Mark Pontin/256017.00151)

307329.00017/93857296.1

Appendix K

Petition and Final Order

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

DEC 1 8 2019

NO. S1914326
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

LEAGOLD MINING CORPORATION

PETITIONER

AND:

PETITION TO THE COURT

This proceeding has been started by the Petitioner for the relief set out in Part 1 below.

If you intend to respond to this Petition, you or your lawyer must

(a) file a Response to Petition in Form 67 in the above-named registry of this Court within the time for Response to Petition described below, and

(b) serve on the Petitioners

(i) 2 copies of the filed Response to Petition, and

(ii) 2 copies of each filed Affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the Response to Petition within the time for response.

Time for Response to Petition

A Response to Petition must be filed and served on the petitioners,

(a) if you reside anywhere within Canada, within 21 days after the date on which a copy of the filed Petition was served on you,

(b) if you reside in the United States of America, within 35 days after the date on which a copy of the filed Petition was served on you,

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(c) if you reside elsewhere, within 49 days after the date on which a copy of the filed Petition was served on you, or

(d) if the time for response has been set by Order of the Court, within that time.

(1)	The address of the registry is: 800 Smithe Street Vancouver, BC V6Z 2E1
(2)	The ADDRESS FOR DELIVERY is: Fasken Martineau DuMoulin LLP 2900 - 550 Burrard Street Vancouver, BC V6C 0A3 Fax number for delivery is: n/a E-mail address for service is: n/a
(3)	The name and office address of the Petitioners' Solicitor is: Fasken Martineau DuMoulin LLP 2900 - 550 Burrard Street Vancouver, BC V6C 0A3 Telephone: 604 631 3131 (Reference: 259788.00030/ Mark Pontin)

CLAIM OF THE PETITIONER

Part 1: ORDERS SOUGHT

1. An order (the "Interim Order") pursuant to sections 186 and 288-297 of the *Business Corporations Act* (British Columbia), S.B.C., 2002, c.57 (the "BCBCA") and Rules 2-1, 4-4, 4-5 and 16-1 of the *Supreme Court Civil Rules*, providing directions for, *inter alia*:

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thought fit, to pass, with or without amendment, a special resolution (the "Leagold Arrangement Resolution") approving an arrangement (the "Arrangement") under section 288 of the BCBCA involving, among other things, the acquisition by Equinox Gold Corp. ("Equinox") of all of the issued and outstanding Leagold Shares, and such other business as may properly come before the Leagold Meeting; and

(b) the giving of notice of the Leagold Meeting and the provision of materials regarding the Arrangement to the Leagold Securityholders;

2. An order (the "Final Order") pursuant to sections 288-297 of the BCBCA, Rules 2-1, 16-1, 4-4 and 4-5 of the *Supreme Court Civil Rules*, and the inherent jurisdiction of the Court that, *inter alia*:

   (a) the Arrangement, and its terms and conditions, be approved;

   (b) a declaration that the terms and conditions of the Arrangement, and the exchange of securities to be effected by completion of the Arrangement, are fair and reasonable; and

   (c) that the Arrangement shall be binding on the Petitioner, its securityholders, and Equinox upon taking effect pursuant to section 297 of the BCBCA; and

3. Such further and other relief as counsel may advise and this Honourable Court may deem just.

Part 2: FACTUAL BASIS

DEFINITIONS

4. As used in this Petition, unless otherwise defined, terms beginning with capital letters have the respective meaning set out in the Notice of the Special Meeting and Management Information Circular attached as Exhibit "B" to Affidavit #1 of Doug Bowlby, sworn December 18, 2019 (the "Leagold Affidavit").

THE PARTIES

Leagold Mining Corporation

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Equinox Gold Corp.

OVERVIEW OF THE ARRANGEMENT

11. Leagold proposes, in accordance with section 186, 289 and 291 of the BCBCA and the Interim Order, to call, hold and conduct the Leagold Meeting of the Leagold Securityholders to be held at 10:00 a.m. (Vancouver time) on January 28, 2020.

12. At the Leagold Meeting, the Leagold Securityholders shall:

    (a) consider and, if thought fit, pass, with or without amendment, the Leagold Arrangement Resolution (in the form attached as Schedule "A" to the Information Circular which is attached as Exhibit "B" to the Leagold Affidavit) approving the Arrangement under section 288 of the BCBCA involving, among other things, the acquisition by Equinox of all of the Leagold Common Shares; and

    (b) transact such other business as may properly come before the Leagold Meeting or any adjournment thereof.

13. The purpose of the Arrangement is to effect the business combination of Equinox and Leagold. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, Equinox will acquire all of the issued and outstanding Leagold Common Shares and Leagold will become a wholly-owned subsidiary of Equinox.

14. Pursuant to the Arrangement, in connection with the acquisition of Leagold by Equinox, each Leagold Shareholder (other than any Dissenting Shareholders) immediately prior to

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15. Pursuant to the Arrangement, each holder of Leagold Options immediately prior to the Effective Time will receive Replacement Equinox Options in exchange for their Leagold Options, entitling such former Leagold Optionholder to acquire the number of Equinox Common Shares determined in accordance with the Plan of Arrangement at an exercise price calculated in accordance with the Plan of Arrangement.

16. Each Leagold PSU, and Leagold DSU shall be adjusted and shall expire in accordance with the terms of the Leagold Performance Share Unit Plan, and Leagold Deferred Share Unit Plan, respectively, and each Leagold Warrant shall be adjusted in accordance with the terms of the applicable warrant indenture or agreement or certificate.

FAIRNESS OF THE ARRANGEMENT

17. The Arrangement and the provisions of the Arrangement Agreement are the result of arm's-length negotiations conducted between representatives of Equinox and Leagold.

18. The Leagold Special Committee was formed to review and evaluate the Arrangement, and to make recommendations to the Leagold Board with respect to any the Arrangement.

19. After careful consideration, including a thorough review of the Arrangement Agreement and receiving the verbal fairness opinion of Leagold's financial advisor, Scotia delivered to the Leagold Special Committee (subsequently confirmed in writing), the Leagold Special Committee unanimously determined that the Arrangement is fair, from a financial point of view, to the Leagold Shareholders and in the best interests of Leagold. Accordingly, the Leagold Special Committee unanimously recommended that the Leagold Board approve the Arrangement and enter into the Arrangement Agreement and that the Leagold Board recommend that Leagold Securityholders vote in favour of the Leagold Arrangement Resolution.

20. After careful consideration, including a thorough review of the Arrangement Agreement, as well as a thorough review of other matters, the Leagold Board, upon the unanimous recommendation of the Leagold Special Committee, unanimously determined that the Arrangement is in the best interests of Leagold. The conclusion and recommendation of the Leagold Board was based upon, inter alia, the following factors:

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THE MEETING AND APPROVALS

21. The Leagold Board resolved that the record date for determining the Leagold Securityholders entitled to receive notice of, attend and vote at the Leagold Meeting be fixed at December 18, 2019.

22. In connection with the Leagold Meeting, Leagold intends to send to each Leagold Securityholder and other affected security holders a copy of the following material and documentation substantially in the form as attached as Exhibits "B" and "C" to the Leagold Affidavit:

(a) Leagold Notice of Meeting and accompanying Circular that includes, among other things:

(i) an explanation of the effect of the Arrangement;

(ii) the text of the Leagold Arrangement Resolution;

(iii) the text of the proposed Plan of Arrangement;

(iv) a copy of the Interim Order and Petition;

(vi) the text of Division 2 of Part 8 of the BCBCA setting out the dissent provisions of the BCBCA; and

(vii) a copy of the Leagold Fairness Opinion.

(b) The forms of proxy in the case of registered Leagold Shareholders and Leagold Optionholders; and

(c) The form of voting instruction form in the case of non-registered, non-objecting Leagold Shareholders.

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(hereinafter collectively referred to as the "Meeting Materials")

23. It is proposed that the Meeting Materials may contain such amendments thereto as the Petitioner (based on the advice of its solicitors) may deem necessary or desirable, provided such amendments are not inconsistent with the terms of the Interim Order.

24. It is proposed that the Meeting Materials will be delivered as follows:

(a) to registered Leagold Shareholders and Leagold Optionholders by pre-paid ordinary mail to their registered addresses as they appear on the records of Leagold at the close of business on December 18, 2019.

(b) to non-registered, non-objecting Leagold Shareholders, through its transfer agent;

(c) to objecting Leagold Shareholders, by providing copies of the relevant portions of the Meeting Materials to intermediaries and registered nominees for sending to objecting beneficial owners; and

(d) to holders of Leagold Warrants, Leagold DSUs and Leagold PSUs by any method permitted for notice to Leagold Shareholders or Leagold Optionholders, or by email, courier or registered mail to addresses as they appear on the records of Leagold by the close of business on December 18, 2019.

QUORUM AND VOTING

26. As set out in the articles of Leagold, quorum for the Leagold Meeting is two or more Leagold Shareholders entitled to vote at the meeting are present in person or by proxy.

DISSENT RIGHTS

27. Each of the registered Leagold Shareholders shall have the right to dissent in respect of the Leagold Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as varied by the Plan of Arrangement, the Interim Order or the Final Order.

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UNITED STATES SECURITIES LAWS

28. Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "1933 Act") provides an exemption from the registration requirements of the 1933 Act for the issue of securities in exchange for other outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear.

29. In order to ensure securities issued or made issuable to certain securityholders pursuant to an arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act, it is necessary that:

    (a) the Court is advised of the intention of the parties to rely upon Section 3(a)(10) of the 1933 Act prior to the hearing required to approve the Arrangement;

    (b) each Leagold Shareholder and Leagold Optionholder will have the right to appear before the Court so long as the securityholder files and delivers a response within a reasonable time;

    (c) all Leagold Shareholders and Leagold Optionholders are given adequate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and provide them with sufficient information necessary for them to exercise that right;

    (d) the Court is required to satisfy itself as to the fairness of the Arrangement to the Leagold Securityholders;

    (e) the Court has determined, prior to approving the final order, that the terms and conditions of the exchanges of securities comprising the Arrangement are substantively and procedurally fair to the Leagold Shareholders and Leagold Optionholders; and

    (f) the order of the Court approving the Arrangement expressly states that the arrangement is approved by the Court as being substantively and procedurally fair fair to the Leagold Shareholders and Leagold Optionholders.

30. Since the completion of the Arrangement involves issuances of securities to holders of Leagold securities in the United States of America, the Petitioner hereby gives notice to the Court of its intention to rely on Section 3(a)(10) of the 1933 Act in completing the Arrangement.

31. The Petitioner has advised Leagold Shareholders and Leagold Optionholders to whom securities will be issued or made issuable under the Arrangement that they shall receive such securities in reliance on the exemption from the registration requirements of the 1933 Act contained in Section 3(a)(10) thereof, based on the Court's approval of the fairness of the Arrangement.

NO CREDITOR IMPACT

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32. The Arrangement does not contemplate a compromise of any debt or any debt instruments of Leagold and no creditor of Leagold will be negatively affected by the Arrangement.

Part 3: LEGAL BASIS

33. Pursuant to Sections 288-291 of the BCBCA, the Arrangement requires the approval of this Honourable Court to proceed.

34. Section 291 of the BCBCA contemplates plan of arrangement approval under the BCBCA as a three-step process:

(a) the first step is an application for the Interim Order for directions for calling a securityholders' meeting to consider and vote on the arrangement. The first application proceeds *ex parte* because of the administrative burden of serving the securityholders;

(b) the second step is the Leagold Meeting, where the Arrangement is voted upon, and must be approved by a special resolution of the Leagold Shareholders, by a special resolution of the Leagold Shareholders and Leagold Optionholders, voting as a single class, and at least a majority of the votes cast on the Leagold Arrangement Resolution by the Leagold Shareholders, excluding votes attached to the Leagold Common Shares held by certain persons as required by Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*; and

(c) the third step is the application for final Court approval of the Arrangement.

35. The final Court approval should be granted as:

(a) the statutory provisions will have been complied with, as amended by the terms of the Arrangement and the Interim Order;

(b) the vote of the Leagold Shareholders and Leagold Securityholders will be *bona fide*; and

(c) the Arrangement is fair and reasonable.

Part 4: MATERIAL TO BE RELIED ON

36. Affidavit #1 of Doug Bowlby, made December 18, 2019

The Petitioner estimates that the application will take 20 minutes.

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Dated: December 18, 2019

Signature of
Fasken Martineau DuMoulin LLP
Mark Pontin
☐ Petitioner ☑ Lawyer for Petitioner

To be completed by the court only:
Order made
☐ in the terms requested in paragraphs ………… of Part 1 of this Petition
☐ with the following variations and additional terms: ………………………………………………………………… ………………………………………………………………… …………………………………………………………………
Date: ………………………………………… Signature of ☐ Judge ☐ Master

307329.00017/93851530.5

No. S1914326

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

LEAGOLD MINING CORPORATION

PETITIONER

RE: IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57

AND:

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING LEAGOLD MINING CORPORATION, THE SECURITYHOLDERS OF LEAGOLD MINING CORPORATION and EQUINOX GOLD CORP.

ORDER MADE AFTER APPLICATION

BEFORE	) ) ) ) )	THE HONOURABLE	) ) ) ) )	January 30, 2020

ON THE APPLICATION of the Petitioner, Leagold Mining Corporation (“Leagold”), pursuant to sections 186 and 288-297 of the Business Corporations Act, S.B.C. 2002, c. 57 (the “BCA”), coming on for hearing at Vancouver, British Columbia on Tuesday, the 20th day of January, 2020; AND ON HEARING Mark Pontin, counsel for the Petitioner, AND UPON no one appearing on behalf of the holders of common shares of Leagold (the “Shareholders”), holders of options of Leagold (the “Optionholders” and collectively with the Shareholders, the “Securityholders”) or any other person affected; AND UPON READING the Petition to the Court filed December 18, 2019; AND UPON READING the Interim Order of Master Cameron made on December 20, 2019 (the “Interim Order”) AND UPON READING the materials filed herein including Affidavits #1 and #2 of Doug Bowlby sworn on December 18, 2019 and January ___, 2020, respectively; AND UPON IT APPEARING that notice of the time and place of the hearing of this Petition was given to the Securityholders and the holders of other securities of Leagold, including the holders of warrants, performance share units and deferred share units of Leagold (collectively, the “Other Securities Holders”), in accordance with the terms of the Interim Order; AND UPON IT APPEARING that the terms of the Interim Order were complied with and the requisite approval of the Securityholders was obtained in accordance with the Interim Order; AND UPON BEING ADVISED that it is the intention of Equinox Gold Corp. (“Equinox Gold”) to rely upon section 3(a)(10) of the United States Securities Act of 1933, as amended (the “1933 Act”) and that the declaration of fairness of, and the approval of, the arrangement (the “Arrangement”) among Leagold, Equinox Gold and the Securityholders as contemplated in the plan of arrangement, a copy of which is attached hereto as Schedule “A” (the “Plan of Arrangement”), by this Honourable Court will serve as a basis for an exemption from the registration requirements of the 1933 Act pursuant to section 3(a)(10) thereof, for the issuance of securities of Equinox Gold and the exchange of those securities for securities of Leagold in connection with the Arrangement; AND UPON CONSIDERING the fairness to the parties affected thereby of the terms and conditions of the Plan of Arrangement, and of the transactions contemplated by the Plan of Arrangement:

307329.00017/93900604.2

THIS COURT ORDERS AND DECLARES THAT:

1.	The terms and conditions of the Arrangement are substantively and procedurally fair and reasonable to those who will receive securities in connection with the Arrangement.
2.	The Arrangement as set forth in the Plan of Arrangement, a copy of which is attached hereto as Schedule “A”, shall be and is hereby approved.
3.	The Arrangement shall be implemented in the manner and sequence set forth in the Plan of Arrangement, and the Arrangement will take effect as of the Effective Time (as defined in the Plan of Arrangement).
4.	The Arrangement as set forth in the Plan of Arrangement shall be binding upon the Petitioner, the Securityholders and the Other Securities Holders upon the taking effect of the Arrangement.

307329.00017/93900604.2

5.	The Petitioner shall have liberty and be entitled to seek leave to vary this Order upon such terms upon giving such notice as this court may direct, to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further Order or Orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of ☑ Lawyer for the Petitioner, Leagold Mining Corporation
MARK PONTIN

BY THE COURT
REGISTRAR

307329.00017/93900604.2

No. S1914326 Vancouver Registry
In the Supreme Court of British Columbia BETWEEN: LEAGOLD MINING CORPORATION PETITIONER RE: IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57
ORDER MADE AFTER APPLICATION
FASKEN MARTINEAU DuMOULIN LLP Barristers and Solicitors 550 Burrard Street, Suite 2900 Vancouver, BC, V6C 0A3 +1 604 631 3131 Counsel: Mark Pontin Matter No: 307329.00017

307329.00017/93900604.2

Appendix L

Arrangement Dissent Provisions

Pursuant to the Interim Order, Registered Leagold Shareholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in this Circular. The full text of Division 2 (Dissent Proceedings) of Part 8 (Proceedings) of the BCBCA is set forth below.

DIVISION 2 OF PART 8 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,
(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,
(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or
(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or
(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles
(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or
(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

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(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;
(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;
(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;
(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;
(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;
(g)	in respect of any other resolution, if dissent is authorized by the resolution;
(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for
(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and
(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,
(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and
(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and
(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for
(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and
(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and
(b)	identify in each waiver the person on whose behalf the waiver is made.

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(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and
(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and
(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and
(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,
(b)	a statement advising of the right to send a notice of dissent, and
(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

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Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and
(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,
(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or
(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of
(i)	the date on which the shareholder learns that the resolution was passed, and
(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or
(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or
(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;
(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

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(i)	the names of the registered owners of those other shares,
(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;
(b)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and
(i)	the name and address of the beneficial owner, and
(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of
(i)	the date on which the company forms the intention to proceed, and
(ii)	the date on which the notice of dissent was received, or
(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,
(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and
(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,
(b)	the certificates, if any, representing the notice shares, and
(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

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(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out
(i)	the names of the registered owners of those other shares,
(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and
(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or
(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,
(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and
(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

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(a)	pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or
(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or
(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or
(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;
(b)	the resolution in respect of which the notice of dissent was sent does not pass;
(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;
(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;
(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;
(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;
(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;
(h)	the notice of dissent is withdrawn with the written consent of the company;
(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

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Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,
(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and
(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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